UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the quarter ended September 30, 2023

Commission File Number 001—32945

WNS (HOLDINGS) LIMITED

(WNS (Holdings) Limited)

Gate 4, Godrej & Boyce Complex

Pirojshanagar, Vikhroli (W)

Mumbai 400 079, India

+91-22 - 4095 - 2100

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

WNS (Holdings) Limited is incorporating by reference the information set forth in this Form 6-K into its registration statements on Form S-8 filed on July 31, 2006 (File No. 333-136168), Form S-8 filed on February 17, 2009 (File No. 333-157356), Form S-8 filed on September 15, 2011 (File No. 333-176849), Form S-8 filed on September 27, 2013 (File No. 333-191416), Form S-8 filed on October 11, 2016 (File No. 333-214042), Form S-8 filed on October 31, 2018 (File No. 333-228070) and Form S-8 filed on October 21, 2020 (File No. 333-249577).

CONVENTIONS USED IN THIS REPORT

In this report, references to “US” are to the United States of America, its territories and its possessions. References to “UK” are to the United Kingdom. References to “EU” are to the European Union. References to “India” are to the Republic of India. References to “China” are to the People’s Republic of China. References to “South Africa” are to the Republic of South Africa. References to “$” or “dollars” or “US dollars” are to the legal currency of the US, references to “ ₹ ” or “Indian rupees” are to the legal currency of India, references to “pound sterling” or “£” are to the legal currency of the UK, references to “pence” are to the legal currency of Jersey, Channel Islands, references to “Euro” are to the legal currency of the European Monetary Union, references to “South African rand” or “R” or “ZAR” are to the legal currency of South Africa, references to “A$” or “AUD” or “Australian dollars” are to the legal currency of Australia, references to “CHF” or “Swiss Franc” are to the legal currency of Switzerland, references to “RMB” are to the legal currency of China, references to “LKR” or “Sri Lankan rupees” are to the legal currency of Sri Lanka and references to “PHP” or “Philippine peso” are to the legal currency of the Philippines. Our financial statements are presented in US dollars and prepared in accordance with International Financial Reporting Standards and its interpretations (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), as in effect as at September 30, 2023. To the extent the IASB issues any amendments or any new standards subsequent to September 30, 2023, there may be differences between IFRS applied to prepare the financial statements included in this report and those that will be applied in our annual financial statements for the year ending March 31, 2024. Unless otherwise indicated, the financial information in this interim report on Form 6-K has been prepared in accordance with IFRS, as issued by the IASB. Unless otherwise indicated, references to “GAAP” in this report are to IFRS, as issued by the IASB. References to “our ADSs” in this report are to our American Depositary Shares, each representing one of our ordinary shares.

References to a particular “fiscal year” are to our fiscal year ended March 31 of that calendar year, which is also referred to as “fiscal”. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding. Any amount stated to be $0.0 million represents an amount less than $5,000.

In this report, unless otherwise specified or the context requires, the term “WNS” refers to WNS (Holdings) Limited, a public company incorporated under the laws of Jersey, Channel Islands, and the terms “our company,” “the Company,” “we,” “our” and “us” refer to WNS (Holdings) Limited and its subsidiaries.

In this report, references to the “Commission” or the “SEC” are to the United States Securities and Exchange Commission.

We also refer in various places within this report to “revenue less repair payments,” which is a non-GAAP financial measure that is calculated as (a) revenue less (b) payments to repair centers for “fault” repair cases where we act as the principal in our dealings with the third party repair centers and our clients in our BFSI SBU. This non-GAAP financial information is not meant to be considered in isolation or as a substitute for our financial results prepared in accordance with GAAP.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report contains “forward-looking statements” that are based on our current expectations, assumptions, estimates and projections about our company and our industry. The forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “project,” “seek,” “should” and similar expressions. Those statements include, among other things, the discussions of our business strategy and expectations concerning our market position, future operations, margins, profitability, liquidity and capital resources, tax assessment orders and future capital expenditures. We caution you that reliance on any forward-looking statement inherently involves risks and uncertainties, and that although we believe that the assumptions on which our forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate, and, as a result, the forward-looking statements based on those assumptions could be materially incorrect. These risks and uncertainties include but are not limited to:

•	worldwide economic and business conditions;

•	our dependence on a limited number of clients in a limited number of industries;

•	currency fluctuations among the Indian rupee, the pound sterling, the US dollar, the Australian dollar, the Euro, the South African rand and the Philippine peso;

•	political or economic instability in the jurisdictions where we have operations;

•	regulatory, legislative and judicial developments;

•	increasing competition in the business process management (“BPM”) industry;

•	technological innovation;

•	our liability arising from cybersecurity attacks, fraud or unauthorized disclosure of sensitive or confidential client and customer data;

•	telecommunications or technology disruptions;

•	our ability to attract and retain clients;

•	negative public reaction in the US or the UK to offshore outsourcing;

•	our ability to collect our receivables from, or bill our unbilled services to, our clients;

•	our ability to expand our business or effectively manage growth;

•	our ability to hire and retain enough sufficiently trained employees to support our operations;

•	the effects of our different pricing strategies or those of our competitors;

•

our ability to successfully consummate, integrate and achieve accretive benefits from our strategic acquisitions, and to successfully grow our revenue and expand our service offerings and market share;

•	future regulatory actions and conditions in our operating areas;

•	our ability to manage the impact of climate change on our business;

•	volatility of our ADS price; and

•	the possibility of a resurgence of coronavirus disease 2019 (“COVID-19”) pandemic and related impact on our and our clients’ business, financial condition, results of operations and cash flows.

These and other factors are more fully discussed in our other filings with the SEC, including in “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and elsewhere in our annual report on Form 20-F for our fiscal year ended March 31, 2023. In light of these and other uncertainties, you should not conclude that we will necessarily achieve any plans, objectives or projected financial results referred to in any of the forward-looking statements. Except as required by law, we do not undertake to release revisions of any of these forward-looking statements to reflect future events or circumstances.

Part I — FINANCIAL INFORMATION

WNS (HOLDINGS) LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Amounts in thousands, except share and per share data)

	Notes	As at September 30, 2023	As at March 31, 2023
ASSETS
Current assets:
Cash and cash equivalents	5	$91,750	$127,898
Investments	6	156,006	101,092
Trade receivables, net	7	129,616	113,107
Unbilled revenue	7	105,233	99,785
Funds held for clients		6,913	9,411
Derivative assets	14	6,159	6,373
Contract assets		14,665	12,572
Prepayments and other current assets	8	31,358	33,851

Total current assets		541,700	504,089
Non-current assets:
Goodwill	9	351,536	353,645
Intangible assets	10	165,753	179,220
Property and equipment	11	68,917	62,437
Right-of-use assets	12	164,209	175,474
Derivative assets	14	2,992	2,681
Deferred tax assets		46,437	46,675
Investments	6	314	75,948
Contract assets		53,051	54,670
Other non-current assets	8	53,569	49,609

Total non-current assets		906,778	1,000,359

TOTAL ASSETS		$1,448,478	$1,504,448

LIABILITIES AND EQUITY
Current liabilities:
Trade payables		$19,076	$25,397
Provisions and accrued expenses	16	33,165	41,761
Derivative liabilities	14	8,588	7,505
Pension and other employee obligations	15	86,654	107,881
Short-term line of credit	13	9,760	—
Current portion of long-term debt	13	35,934	36,118
Contract liabilities	17	15,875	15,705
Current taxes payable		11,241	2,178
Lease liabilities	12	26,556	26,635
Other liabilities	18	27,334	40,662

Total current liabilities		274,183	303,842
Non-current liabilities:
Derivative liabilities	14	499	2,413
Pension and other employee obligations	15	21,317	19,504
Long-term debt	13	118,416	137,288
Contract liabilities	17	11,093	9,748
Lease liabilities	12	162,075	172,347
Other non-current liabilities	18	10,167	20,844
Deferred tax liabilities		34,402	37,326

Total non-current liabilities		357,969	399,470

TOTAL LIABILITIES		$632,152	$703,312

Shareholders’ equity:
Share capital (ordinary shares $0.16 (£0.10) par value, authorized 60,000,000 shares; issued: 47,518,520 shares and 48,360,817 shares; each as at September 30, 2023 and March 31, 2023, respectively)	19	7,582	7,690
Share premium		22,122	81,110
Retained earnings		1,039,782	951,601
Other reserves		6,533	6,765
Other components of equity		(259,693)	(246,030)

Total shareholders’ equity		816,326	801,136

TOTAL LIABILITIES AND EQUITY		$1,448,478	$1,504,448

See accompanying notes.

WNS (HOLDINGS) LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(Amounts in thousands, except share and per share data)

		Three months ended September 30,		Six months ended September 30,
	Notes	2023	2022	2023	2022
Revenue	20	$333,890	$307,099	$660,391	$602,447
Cost of revenue	21	210,217	203,016	421,182	401,412

Gross profit		123,673	104,083	239,209	201,035
Operating expenses:
Selling and marketing expenses	21	18,754	15,953	38,724	30,191
General and administrative expenses	21	46,502	43,146	93,467	83,526
Foreign exchange gain, net		(17)	(1,565)	(922)	(3,486)
Amortization of intangible assets	10	8,688	5,273	17,413	8,259

Operating profit		49,746	41,276	90,527	82,545
Other income, net	23	(25,613)	(3,138)	(30,404)	(6,550)
Finance expense	22	7,504	4,000	14,638	7,246

Profit before income taxes		67,855	40,414	106,293	81,849
Income tax expense	25	10,042	7,248	18,344	15,620

Profit after tax		$57,813	$33,166	$87,949	$66,229

Earnings per ordinary share	26

Basic		$1.22	$0.69	$1.84	$1.37

Diluted		$1.16	$0.66	$1.76	$1.30

See accompanying notes.

WNS (HOLDINGS) LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

(Amounts in thousands)

	Three months ended September 30,		Six months ended September 30,
	2023	2022	2023	2022
Profit after tax	$57,813	$33,166	$87,949	$66,229
Other comprehensive income/(loss), net of taxes
Items that will not be reclassified to profit or loss:
Pension adjustment, net of tax	(26)	(50)	(905)	(242)
Items that will be reclassified subsequently to profit or loss:
Changes in fair value of cash flow hedges:
Current period gain/(loss)	759	1,223	3,582	(939)
Net change in time value of option contracts designated as cash flow hedges	(922)	283	(2,165)	(121)
Reclassification to profit or loss	1,369	6	3,062	(1,295)
Foreign currency translation income/(loss)	(15,589)	(36,591)	(15,654)	(74,584)
Income tax expense relating to above	(756)	(1,197)	(1,583)	(1,141)

	$(15,139)	$(36,276)	$(12,758)	$(78,080)

Total other comprehensive income/(loss), net of taxes	$(15,165)	$(36,326)	$(13,663)	$(78,322)

Total comprehensive income/(loss)	$42,648	$(3,160)	$74,286	$(12,093)

See accompanying notes.

WNS (HOLDINGS) LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Amounts in thousands, except share and per share data)

						Other components of equity
	Share capital		Share	Retained	Other	Foreign currency translation	Cash flow hedging	Pension	Treasury shares		Total shareholders’
	Number	Par value	Premium	earnings	reserves*	reserve	reserve	Adjustments	Number	Amount	equity
Balance as at April 1, 2022	48,849,907	$7,751	$110,327	$818,402	$2,656	$(188,987)	$2,135	$1,719	—	$—	$754,003
Shares issued for exercised options and RSUs (Refer Note 24)	259,801	32	(64)	—	—	—	—	—	—	—	(32)
Purchase of treasury shares (Refer Note 19)	—	—	—	—	—	—	—	—	(1,100,000)	(81,631)	(81,631)
Share-based compensation expense (Refer Note 24)	—	—	26,258	—	—	—	—	—	—	—	26,258
Excess tax benefits relating to share-based options and RSUs	—	—	628	—	—	—	—	—	—	—	628
Transfer to other reserves	—	—	—	(2,401)	2,401	—	—	—	—	—	—
Transfer from other reserves on utilization	—	—	—	493	(493)	—	—	—	—	—	—

Transactions with owners	2,59,801	32	26,822	(1,908)	1,908	—	—	—	(1,100,000)	(81,631)	(54,777)

Profit after tax	—	—	—	66,229	—	—	—	—	—	—	66,229
Other comprehensive income/(loss), net of taxes	—	—	—	—	—	(74,584)	(3,496)	(242)	—	—	(78,322)

Total comprehensive income/(loss) for the period	—	—	—	66,229	—	(74,584)	(3,496)	(242)	—	—	(12,093)

Balance as at September 30, 2022	49,109,708	$7,783	$137,149	$882,723	$4,564	$(263,571)	$(1,361)	$1,477	(1,100,000)	$(81,631)	$687,133

See accompanying notes.

WNS (HOLDINGS) LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Amounts in thousands, except share and per share data)

						Other components of equity
	Share capital		Share	Retained	Other	Foreign currency translation	Cash flow hedging	Pension	Treasury shares		Total shareholders’
	Number	Par value	Premium	earnings	reserves*	reserve	reserve	Adjustments	Number	Amount	equity
Balance as at April 1, 2023	48,360,817	$7,690	$81,110	$951,601	$6,765	$(243,414)	$(3,721)	$1,105	—	$—	$801,136
Shares issued for exercised options and RSUs (Refer Note 24)	257,703	32	(32)	—	—	—	—	—	—	—	—
Purchase of treasury shares (Refer Note 19)	—	—	—	—	—	—	—	—	1,100,000	(85,677)	(85,677)
Cancellation of treasury shares (Refer Note 19)	(1,100,000)	(140)	(85,537)	—	—	—	—	—	(1,100,000)	85,677	—
Share-based compensation expense (Refer Note 24)	—	—	29,589	—	—	—	—	—	—	—	29,589
Excess tax benefits relating to share-based options and RSUs	—	—	(3,008)	—	—	—	—	—	—	—	(3,008)
Transfer to other reserves	—	—	—	—	—	—	—	—	—	—	—
Transfer from other reserves on utilization	—	—	—	232	(232)	—	—	—	—	—	—

Transactions with owners	(842,297)	(108)	(58,988)	232	(232)	—	—	—	—	—	(59,096)

Profit after tax	—	—	—	87,949	—	—	—	—	—	—	87,949
Other comprehensive income/(loss), net of taxes	—	—	—	—	—	(15,654)	2,896	(905)	—	—	(13,663)

Total comprehensive income/(loss) for the period	—	—	—	87,949	—	(15,654)	2,896	(905)	—	—	74,286

Balance as at September 30, 2023	47,518,520	$7,582	$22,122	$1,039,782	$6,533	$(259,068)	$(825)	$200	—	$—	$816,326

*

Other reserves include the Special Economic Zone Re-Investment Reserve created out of the profits of eligible Special Economic Zones (“SEZ”) units in terms of the provisions of the Indian Income-tax Act, 1961. Further, these provisions require the reserve to be utilized by the Company for acquiring new plant and machinery for the purpose of its business (Refer Note 25).

See accompanying notes.

WNS (HOLDINGS) LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands)

	Notes	Six months ended September 30,
		2023	2022
Cash flows from operating activities:
Cash generated from operations		$114,348	$74,374
Income taxes refunded/(paid), net		(14,786)	(18,801)
Interest paid		(14,212)	(6,320)
Interest received		2,606	1,085

Net cash provided by operating activities		87,956	50,338

Cash flows from investing activities:
Deferred consideration paid for acquisition of MOL IPS	4(f)	—	(17)
Acquisition of Vuram, net	4(d)	—	(144,172)
Proceeds from working capital adjustment on acquisition of Vuram	4(d)	141	—
Proceeds from working capital adjustment on acquisition of The Smart Cube	4(a)	584	—
Deferred consideration paid towards acquisition of OptiBuy	4(b)	(2,192)	—
Payment for property and equipment and intangible assets		(33,573)	(18,814)
Investment in fixed deposits		(28,986)	(64,619)
Proceeds from maturity of fixed deposits		28,739	53,800
Proceeds from sale of property and equipment		275	426
Profit on sale of marketable securities		1,690	6,949
Marketable securities sold, net (short-term)		22,187	102,914
Proceeds from sale of marketable securities (long-term)		—	12,272

Net cash used in investing activities		(11,135)	(51,261)

Cash flows from financing activities:
Payment for repurchase of shares		(85,622)	(81,631)
Payment towards cancellation of treasury shares		(55)	—
Repayment of long-term debt		(18,604)	—
Proceeds from long-term debt		—	80,000
Proceeds from short term line of credit		39,896	31,708
Repayment of short-term line of credit		(30,000)	(31,418)
Payment of transaction charges towards exercise of RSUs		—	(32)
Principal payment of lease liabilities		(13,516)	(13,347)
Excess tax benefit from share-based compensation expense		320	431

Net cash used in financing activities		(107,581)	(14,289)

Exchange difference on cash and cash equivalents		(5,388)	(14,560)
Net change in cash and cash equivalents		(36,148)	(29,772)
Cash and cash equivalents at the beginning of the period		127,898	108,153

Cash and cash equivalents at the end of the period		$91,750	$78,381

Non-cash transactions:
Investing activities
(i) Liability towards property and equipment and intangible assets purchased on credit		$4,237	$5,312

See accompanying notes.

Reconciliation of liabilities arising from financing activities as at September 30, 2023 and September 30, 2022 is as follows*:

			Non-cash changes
	Opening balance April 1, 2023	Cash flows	Amortization of debt issuance cost	Translation	Closing balance September 30, 2023
Long-term debt (including current portion)	$173,406	$(18,604)	$191	$643	$154,350

	Opening balance April 1, 2022	Cash flows	Non-cash changes	Closing balance September 30, 2022
			Amortization of debt issuance cost
Long-term debt (including current portion)	$—	$79,492	$42	$79,534

*	For reconciliation of lease liabilities refer Note 12.

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

1.	Company overview

WNS (Holdings) Limited (“WNS Holdings”), along with its subsidiaries (collectively, “the Company”), is a global business process management (“BPM”) company with client service offices in Sydney (Australia), Canada, Dubai (United Arab Emirates), Germany, London (UK), New York (US), Mexico, and Switzerland and delivery centers in Canada, the People’s Republic of China (“China”), Costa Rica, India, Malaysia, the Philippines, Poland, Romania, Republic of South Africa (“South Africa”), Sri Lanka, Turkey, the United Kingdom (“UK”) and the United States (“US”).

WNS Holdings is incorporated in Jersey, Channel Islands and maintains a registered office in Jersey at 22, Grenville Street, St Helier, Jersey JE4 8PX.

These unaudited condensed interim consolidated financial statements were authorized for issue by the Board of Directors on November 2, 2023.

2.	Summary of significant accounting policies

Basis of preparation

These condensed interim consolidated financial statements are prepared in compliance with International Accounting Standard (IAS) 34, “Interim financial reporting” as issued by the IASB. They do not include all of the information required in the annual financial statements in accordance with IFRS, as issued by the IASB and should be read in conjunction with the audited consolidated financial statements and related notes included in the Company’s annual report on Form 20-F for the fiscal year ended March 31, 2023.

Accounting policies applied are consistent with the policies that were applied for the preparation of the consolidated financial statements for the year ended March 31, 2023.

Effective April 1, 2023, the Company has adopted a new organizational structure featuring four strategic business units (SBUs), each headed by a Chief Business Officer. Under the new organizational structure, the Company has combined its prior verticals into the four SBUs. The Company believes that the new organizational structure will help derive improved outcomes for its global clients and enable the Company to better drive business synergies, enhance scalability, generate operating leverage and create organizational depth.

Based on the change in the organizational structure, the Company revised its segment disclosure accordingly. For further details on segment reporting refer Note 28 – Operating Segments.

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

3.	New accounting pronouncements not yet adopted by the Company

Certain new standards, interpretations and amendments to existing standards have been published that are mandatory for the Company’s accounting periods beginning on or after April 1, 2024, or later periods. Those which are considered to be relevant to the Company’s operations are set out below.

i.

In January 2020, the IASB issued amendments to IAS 1 “Presentation of Financial Statements” regarding the ‘Classification of Liabilities as Current or Non-current’. The amendments in Classification of Liabilities as Current or Non-current (Amendments to IAS 1) affect only the presentation of liabilities in the statement of financial position, and not the amount or timing of recognition of any asset, liability, income or expenses, or the information that entities disclose about those items. The amendments:

•

clarify that the classification of liabilities as current or non-current should be based on rights that are in existence at the end of the reporting period and align the wording in all affected paragraphs to refer to the “right” to defer settlement by at least 12 months and make explicit that only rights in place “at the end of the reporting period” should affect the classification of a liability;

•	clarify that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability; and

•	make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets or services.

The above amendments are effective for annual reporting periods beginning on or after January 1, 2024 and are to be applied retrospectively. Early application is permitted.

The Company is currently evaluating the impact of these amendments on its consolidated financial statements.

ii.	In September 2022, the IASB issued ‘Lease Liability in a Sale and Leaseback (Amendments to IFRS 16)’ with amendments to clarify:

•	the requirements that a seller-lessee uses in subsequently measuring sale and leaseback transactions that satisfy the requirements in IFRS 15 to be accounted for as a sale.

The amendments are effective for annual periods beginning on or after January 1, 2024. These amendments will not have a material impact on the Company’s consolidated financial statements.

iii.

In October 2022, the IASB issued “Non-current Liabilities with Covenants (Amendments to IAS 1)” to clarify the conditions with which an entity must comply within twelve months after the reporting period affect the classification of a liability.

The amendments are effective for annual periods beginning on or after January 1, 2024. The Company is currently evaluating the impact of these amendments on its consolidated financial statements.

iv.

In August 2023, the IASB issued ‘Lack of Exchangeability (Amendments to IAS 21)’ that contains guidance to specify when a currency is exchangeable and how to determine the exchange rate when it is not.

The amendments in ‘Lack of Exchangeability (Amendments to IAS 21)’ amend IAS 21 to:

•	specify when a currency is exchangeable into another currency and when it is not;

•	specify how an entity determines the exchange rate to apply when a currency is not exchangeable;

•	require the disclosure of additional information when a currency is not exchangeable.

The amendments also extend to conforming amendments to IFRS 1 which previously referred to, but did not define, exchangeability. An entity applies the amendments for annual reporting periods beginning on or after 1 January 2025. Earlier application is permitted. The Company is currently evaluating the impact of these amendments on its consolidated financial statements.

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

4.	Business Combinations

a)	The Smart Cube Limited

On December 16, 2022 (“Acquisition date”), the Company acquired all ownership interests of The Smart Cube Limited and its subsidiaries (“The Smart Cube”), which provide digitally led market intelligence and analytics solutions in four key areas including procurement and supply chain, commercial sales and marketing, digital and analytics, and strategy and investment research. The Smart Cube is expected to complement the Company’s existing offerings and strengthen the Company’s capabilities in high-end procurement and advanced analytics.

The acquisition was for a total consideration of $121,643, including working capital adjustments of $(507) and a contingent consideration of $15,761, payable over a period of 2 years and 5 months linked to The Smart Cube’s target revenues and adjusted earnings before interest, taxes, depreciation, and amortization (“EBITDA”) (with certain adjustments) as specified in the acquisition agreement. The fair value of the contingent consideration liability was estimated using Level 3 inputs which included an assumption for discount rate of 4.93%. The potential undiscounted amount for all future payments that the Company could be required to make under the contingent consideration arrangement is between $0 and $17,286. Further, deferred earn out of $4,913 is payable over a period of 2 years and 5 months commencing from the acquisition date, subject to continued employment. The Company has funded the acquisition primarily with a five year secured term loan.

During the year ended March 31, 2023, the Company incurred acquisition related costs of $2,130, which had been included in “general and administrative expenses” in the consolidated statement of income.

The provisional accounting pending allocation under IFRS 3, “Business Combinations” is as follows:

Amount
Cash	$6,777
Trade receivables	6,672
Unbilled revenue	1,775
Prepayment and other current assets	961
Property and equipment	320
Right-of-use assets	1,781
Intangible assets
- Customer relationships	26,679
- Customer contracts	1,958
- Covenant not-to-compete	1,305
- Software	1,305
Non-current assets	1,284
Deferred tax assets	1,358
Current liabilities	(6,241)
Non-current liabilities	(1,353)
Lease liabilities	(1,736)
Deferred tax liabilities	(7,738)

Net assets acquired	35,107
Less: Purchase consideration	(121,643)

Goodwill on acquisition	$86,536

Goodwill is attributable mainly to expected synergies and assembled workforce arising from the acquisition. Goodwill arising from this acquisition is not expected to be deductible for tax purposes.

The purchase consideration has been allocated on a provisional basis based on management’s estimates. The Company is in the process of making a final determination of the fair value of assets and liabilities. Finalization of the purchase price allocation may result in certain adjustments to the above allocation and revision of amounts recorded as of September 30, 2023 to reflect the final valuation of assets acquired or liabilities assumed.

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

b)	OptiBuy sp. z.o.o.

On December 14, 2022 (“Acquisition date”), the Company acquired all ownership interests of OptiBuy sp. z.o.o. and its subsidiaries (“OptiBuy”), which helps clients leverage the capabilities of leading third-party procurement and supply chain platforms and also provides consulting, optimization, outsourcing, training services and implementation solutions to their clients. OptiBuy is expected to complement the Company’s existing offerings and strengthen the Company’s capabilities in high-end procurement services.

The acquisition was for a total consideration of Euro 30,472 ($32,064, based on the exchange rate on December 14, 2022), subject to adjustments for cash and working capital, including a contingent consideration of Euro 5,800 ($6,103), payable over a period of 2 years 3 months commencing from the Acquisition date linked to target adjusted EBITDA (with certain adjustments) as specified in the acquisition agreement. The fair value of the contingent consideration liability was estimated using Level 3 inputs which included an assumption for discount rate of 2.90%. The potential undiscounted amount for all future payments that the Company could be required to make under the contingent consideration arrangement and deferred consideration is between Euro 0 and Euro 6,000 ($0 and $6,313, based on the exchange rate on December 14, 2022). Further, deferred earn out of Euro 1,000 ($1,052) is payable over a period of 2 years and 3 months commencing from the acquisition date, subject to continued employment. The Company has funded the acquisition with cash on hand.

During the six months ended September 30, 2023, a contingent consideration of Euro 2,000 ($2,192, based on the exchange rate on April 20, 2023) was paid by the Company to the sellers upon achievement of the target adjusted EBITDA (with certain adjustments) as specified in the acquisition agreement related to the first measurement period.

During the year ended March 31, 2023, the Company incurred acquisition related costs of $518, which had been included in “general and administrative expenses” in the consolidated statement of income.

The provisional accounting pending allocation under IFRS 3, “Business Combinations” is as follows:

Amount
Cash	$1,081
Trade receivables	1,936
Prepayment and other current assets	294
Property and equipment	366
Right-of-use assets	45
Intangible assets	238
- Customer relationships	3,442
- Customer contracts	934
- Covenant not-to-compete	956
- Software	122
Non-current assets	592
Deferred tax assets	17
Current liabilities	(2,537)
Non-current liabilities	(6)
Lease liabilities	(234)
Deferred tax liabilities	(1,038)

Net assets acquired	6,208
Less: Purchase consideration	(32,064)

Goodwill on acquisition	$25,856

Goodwill is attributable mainly to expected synergies and assembled workforce arising from the acquisition. Goodwill arising from this acquisition is not expected to be deductible for tax purposes.

The purchase consideration has been allocated on a provisional basis based on management’s estimates. The Company is in the process of making a final determination of the fair value of assets and liabilities. Finalization of the purchase price allocation may result in certain adjustments to the above allocation and revision of amounts recorded as of September 30, 2023 to reflect the final valuation of assets acquired or liabilities assumed.

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

c)	Payment for business transfer (from a large insurance company)

The Company entered into an agreement with a large insurance company, effective October 18, 2022, under which the Company has acquired the contract and capabilities in the form of licensed resources (organized workforce) including the underlying operational process manuals. The purchase price of the transaction, which was paid with cash on hand, was $44,000.

The purchase price has been allocated, as set out below:

Amount
Intangible assets
- Customer contracts	$37,890
Deferred tax liabilities	(9,300)

Net assets acquired	28,590
Less: Purchase consideration	(44,000)

Goodwill on acquisition	$15,410

Goodwill is attributable mainly to the benefits expected from the acquired organized workforce and is not expected to be deductible for tax purposes.

d)	Vuram Technology Solutions Private Limited

On July 1, 2022 (“Acquisition date”), the Company acquired all ownership interests of Vuram Technology Solutions Private Limited and its subsidiaries (“Vuram”), which is a hyper automation services company that specializes in low-code enterprise automation and provides custom, scalable BPM solutions, including specific solutions for the banking and financial services, insurance, and healthcare industries. The Company is expected to leverage Vuram’s capability to accelerate new client transformation programs and enhance ongoing productivity improvements for existing engagements.

The Company paid a total consideration of $170,347, including cash and working capital adjustments of $(141) and a contingent consideration of $21,670, payable over a period of 18 months commencing from the Acquisition date linked to Vuram’s target revenues and adjusted EBITDA (with certain adjustments) as specified in the acquisition agreement, for the acquisition. The fair value of the contingent consideration liability was estimated using Level 3 inputs which included an assumption for discount rate of 2.75%. The potential undiscounted amount for all future payments that the Company could be required to make under the contingent consideration arrangement is between $0 and $22,300. Further, deferred earn out of $2,700 is payable over a period of 18 months commencing from the Acquisition date, subject to continued employment. The Company has funded the acquisition with cash on hand.

During the year ended March 31, 2023, the Company incurred acquisition related costs of $1,209, which had been included in “general and administrative expenses” in the consolidated statement of income.

During the six months ended September 30, 2023, the Company received $141 towards working capital adjustments. The contingent consideration had an estimated fair value of Nil, as at September 30, 2023. The change in the fair value of contingent consideration amounting to $21,932 was credited to consolidated income statement during the six months ended September 30, 2023 and the same is not expected to be taxable.

The Company has completed the accounting of the assets acquired and liabilities assumed on acquisition. The purchase price has been allocated, as set out below, to the assets acquired and liabilities assumed in the business combination.

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

Amount
Cash	$4,670
Investments	11,235
Trade receivables	6,738
Unbilled revenue	705
Prepayment and other current assets	1,633
Property and equipment	707
Right-of-use assets	1,498
Intangible assets
- Customer relationships	45,331
- Customer contracts	5,267
- Covenant not-to-compete	5,001
- Software & Trade name	92
Non-current assets	375
Deferred tax assets	632
Current liabilities	(7,799)
Non-current liabilities	(1,265)
Lease liabilities	(1,470)
Deferred tax liabilities	(13,717)

Net assets acquired	59,633
Less: Purchase consideration	(170,347)

Goodwill on acquisition	$110,714

Goodwill is attributable mainly to expected synergies and assembled workforce arising from the acquisition. Goodwill arising from this acquisition is not expected to be deductible for tax purposes.

During the six months ended September 30, 2023, the Company has completed the accounting of the assets acquired and liabilities assumed on acquisition. There is no change on finalization of purchase price allocation to the Company’s statement of financial position or statement of income.

e)	Payment for business transfer (‘CEPROCS’)

On December 31, 2021, the Company entered into an agreement with CEPROCS S.R.L. (“CEPROCS”), a provider of global sourcing and procurement services across multiple industries, including automotive, manufacturing, and retail/consumer packaged goods (“CPG”), pursuant to which the Company agreed to acquire its customer contract, skilled workforce and related assets, effective December 31, 2021 (“Acquisition Date”). The purchase price of the transaction, which was paid with cash on hand, was $566. The excess of purchase price over the assets acquired amounted to $14, which has been recognized as goodwill.

The Company incurred acquisition related costs of $78, which have been included in “General and administrative expenses” in the consolidated statement of income for the year ended March 31, 2022.

Goodwill is attributable mainly to the benefits expected from the acquired assembled workforce and is not expected to be deductible for tax purposes.

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

f)	MOL Information Processing Services (I) Private Limited (“MOL IPS”)

On August 1, 2021, the Company acquired all outstanding equity shares of MOL IPS from the shareholder of MOL IPS, MOL Hong Kong Limited (the “seller”), for a total purchase consideration of $2,958 including deferred consideration of $1,054, payable upon realization of receivables by MOL IPS, subject to adjustments for working capital, if any. MOL IPS is engaged in the business of performing back-office activities and data entry including information technology enabled services.

During the year ended March 31, 2023, the Company paid $17 to the seller as part of the purchase consideration.

The Company has completed the accounting of the assets acquired and liabilities assumed on acquisition. The purchase price has been allocated, as set out below, to the assets acquired and liabilities assumed in the business combination.

Amount
Total assets	$3,981
Less: Total liabilities	(2,321)

Net assets acquired	1,660
Less: Purchase consideration	(2,958)

Goodwill on acquisition	$1,298

Goodwill is attributable mainly to assembled workforce arising from the acquisition. Goodwill arising on acquisition is not expected to be tax deductible.

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

5.	Cash and cash equivalents

The Company considers all highly liquid investments with an initial maturity of up to three months to be cash equivalents. Cash and cash equivalents consist of the following:

	As at
	September 30,	March 31,
	2023	2023
Cash and bank balances	$69,520	$80,162
Short-term deposits with banks*	22,230	47,736

Total	$91,750	$127,898

*	Short-term deposits can be withdrawn by the Company at any time without prior notice and are readily convertible into known amounts of cash with an insignificant risk of changes in value.

6.	Investments

Investments consist of the following:

	As at
	September 30,	March 31,
	2023	2023
Investments in marketable securities and mutual funds	$147,647	$167,844
Investment in fixed deposits	8,673	9,196

Total	$156,320	$177,040

	As at
	September 30, 2023	March 31, 2023
Current investments	$156,006	$101,092
Non-current investments	314	75,948

Total	$156,320	$177,040

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

7.	Trade receivables and unbilled revenue, net

Trade receivables and unbilled revenue consist of the following:

	As at
	September 30,	March 31,
	2023	2023
Trade receivables and unbilled revenue*	$236,830	$214,837
Less: Allowances for ECL	(1,981)	(1,945)

Total	$234,849	$212,892

*	As at September 30, 2023 and March 31, 2023, unbilled revenue includes contract assets amounting to $382 and $593, respectively.

The movement in the ECL is as follows:

	Three months ended September 30,		Six months ended September 30,
	2023	2022	2023	2022
Balance at the beginning of the period	$2,391	$2,112	$1,945	$2,398
On acquisition (Refer note 4(a))	—	215	—	215
Charged to consolidated statement of income	103	98	567	170
Write-offs, net of collections	(200)	(2)	(202)	(8)
Reversals	(250)	(18)	(283)	(232)
Translation adjustment	(63)	(147)	(46)	(285)

Balance at the end of the period	$1,981	$2,258	$1,981	$2,258

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

8.	Prepayment and other assets

Prepayment and other assets consist of the following:

	As at
	September 30, 2023	March 31, 2023
Current:
Service tax and other tax receivables	$1,887	$11,815
Employee receivables	1,641	2,184
Advances to suppliers	2,431	1,765
Prepaid expenses	15,860	13,209
Other assets	9,539	4,878

Total	$31,358	$33,851

Non-current:
Deposits	$11,716	$11,423
Income tax assets	12,440	15,102
Service tax and other tax receivables	22,496	15,255
Other assets	6,917	7,829

Total	$53,569	$49,609

9.	Goodwill

The movement in goodwill balance as at September 30, 2023 and March 31, 2023 is as follows:

Total
Balance as at April 1, 2022	$123,537
Goodwill arising on acquisitions (Refer Note 4(a),4(b), 4(c), 4(d))	238,725
Translation adjustment	(8,617)

Balance as at March 31, 2023	$353,645

Goodwill arising on acquisitions (Refer Note 4(a),4(b))	(208)
Translation adjustment	(1,901)

Balance as at September 30, 2023	$351,536

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

10.	Intangible assets

The changes in the carrying value of intangible assets for the six months ended September 30, 2023 are as follows:

Gross carrying value	Customer Contracts	Customer Relationships	Intellectual Property and Other rights	Trade names	Technology	Leasehold Benefits	Covenant not-to- compete	Service mark	Software	Total
Balance as at April 1, 2023	$196,339	$193,883	$4,064	$640	$5,862	$1,835	$15,959	$400	$69,149	$488,131
Additions	—	—	—	—	—	—	—	—	4,805	4,805
On acquisitions (Refer note 4(a))		(14)	—	—	—	—	—	—	—	(14)
Translation adjustments	(906)	(997)	(42)	(1)	(11)	—	(103)	—	(672)	(2,732)

Balance as at September 30, 2023	$195,433	$192,872	$4,022	$639	$5,851	$1,835	$15,856	$400	$73,282	$490,190

Accumulated amortization
Balance as at April 1, 2023	$156,803	$86,515	$4,064	$631	$4,646	$1,835	$10,253	$—	$44,164	$308,911
Amortization	6,446	5,694	—	—	332	—	1,126	—	3,815	17,413
Translation adjustments	(919)	(325)	(42)	(1)	(10)	—	(58)	—	(532)	(1,887)

Balance as at September 30, 2023	$162,330	$91,884	$4,022	$630	$4,968	$1,835	$11,321	$—	$47,447	$324,437

Net carrying value as at September 30, 2023	$33,103	$100,988	$—	$9	$883	$—	$4,535	$400	$25,835	$165,753

The changes in the carrying value of intangible assets for the year ended March 31, 2023 are as follows:

Gross carrying value	Customer Contracts	Customer Relationships	Intellectual Property and Other rights	Trade names	Technology	Leasehold Benefits	Covenant not-to- compete	Service mark	Software	Total
Balance as at April 1, 2022	$156,163	$121,052	$4,312	$638	$5,947	$1,835	$9,065	$400	$63,219	$362,631
Additions	—	—	—	—	—	—	—	—	10,149	10,149
On acquisitions (Refer Note 4(a), 4(b), 4(c), 4(d))	46,050	75,465	—	8	—	—	7,262	—	1,511	130,296
Translation adjustments	(5,874)	(2,634)	(248)	(6)	(85)	—	(368)	—	(5,730)	(14,945)

Balance as at March 31, 2023	$196,339	$193,883	$4,064	$640	$5,862	$1,835	$15,959	$400	$69,149	$488,131

Accumulated amortization
Balance as at April 1, 2022	$155,770	$79,830	$4,312	$638	$3,965	$1,835	$9,065	$—	$41,795	$297,210
Amortization	6,505	7,826	—	—	754	—	1,600	—	6,961	23,646
Translation adjustments	(5,472)	(1,141)	(248)	(7)	(73)	—	(412)	—	(4,592)	(11,945)

Balance as at March 31, 2023	$156,803	$86,515	$4,064	$631	$4,646	$1,835	$10,253	$—	$44,164	$308,911

Net carrying value as at March 31, 2023	$39,536	$107,368	$—	$9	$1,216	$—	$5,706	$400	$24,985	$179,220

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

11.	Property and equipment

The changes in the carrying value of property and equipment for the six months ended September 30, 2023, are as follows:

Gross carrying value	Building	Computers and software	Furniture, fixtures and office equipment	Vehicles	Leasehold improvements	Total
Balance as at April 1, 2023	$9,289	$87,222	$80,586	$817	$72,995	$250,909
Additions	—	5,383	10,142	—	12,090	27,615
On acquisition (Refer Note 4(a))		1	(69)	—	(39)	(107)
Disposals/retirements	—	(1,645)	(1,183)	—	(2,402)	(5,230)
Translation adjustments	(38)	(1,607)	(1,914)	(13)	(2,100)	(5,672)

Balance as at September 30, 2023	$9,251	$89,354	$87,562	$804	$80,544	$267,515

Accumulated depreciation
Balance as at April 1, 2023	$6,603	$69,089	$67,938	$744	$60,063	$204,437
Depreciation	232	5,455	2,868	17	3,260	11,832
Disposals/retirements	—	(1,589)	(1,093)	—	(2,402)	(5,084)
Translation adjustments	(27)	(1,232)	(1,505)	(12)	(1,600)	(4,376)

Balance as at September 30, 2023	$6,808	$71,723	$68,208	$749	$59,321	$206,809

Net carrying value as at September 30, 2023	$2,443	$17,631	$19,354	$55	$21,223	$60,706

Capital work-in-progress						8,211

Net carrying value as at September 30, 2023						$68,917

The changes in the carrying value of property and equipment for the year ended March 31, 2023 are as follows:

Gross carrying value	Building	Computers and software	Furniture, fixtures and office equipment	Vehicles	Leasehold improvements	Total
Balance as at April 1, 2022	$9,591	$87,574	$82,642	$784	$72,704	$253,295
Additions	—	10,902	6,736	—	5,738	23,376
On acquisitions (Refer Note 4(a), 4(b), 4(d))	—	517	261	104	298	1,180
Disposals/retirements	—	(5,417)	(3,265)	—	(476)	(9,158)
Translation adjustments	(302)	(6,354)	(5,788)	(71)	(5,269)	(17,784)

Balance as at March 31, 2023	$9,289	$87,222	$80,586	$817	$72,995	$250,909

Accumulated depreciation
Balance as at April 1, 2022	$6,338	$69,574	$70,966	$764	$59,469	$207,111
Depreciation	469	9,915	5,246	46	5,611	21,287
Disposals/retirements	—	(5,322)	(3,252)	—	(476)	(9,050)
Translation adjustments	(204)	(5,078)	(5,022)	(66)	(4,541)	(14,911)

Balance as at March 31, 2023	$6,603	$69,089	$67,938	$744	$60,063	$204,437

Net carrying value as at March 31, 2023	$2,686	$18,133	$12,648	73	$12,932	$46,472

Capital work-in-progress						15,965

Net carrying value as at March 31, 2023						$62,437

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

12.	Leases

The changes in the carrying value of ROU assets for the six months ended September 30, 2023 are as follows:

Gross carrying value	Premises	Computers	Equipment	Motor vehicles	Total
Balance as at April 1, 2023	$275,796	$—	$23	$721	$276,540
Additions	5,710	—	—	—	5,710
Terminations/modifications	160	—	—	—	160
Translation adjustments	(6,313)	—	—	(17)	(6,330)

Balance as at September 30, 2023	$275,353	$—	$23	$704	$276,080

Accumulated depreciation
Balance as at April 1, 2023	$100,648	$—	$19	$399	$101,066
Depreciation	15,809	—	1	55	15,865
Terminations/modifications	(2,580)	—	—	—	(2,580)
Translation adjustments	(2,468)	—	—	(12)	(2,480)

Balance as at September 30, 2023	$111,409	$—	$20	$442	$111,871

Net carrying value as at September 30, 2023	$163,944	$—	$3	$262	$164,209

The following are the changes in the carrying value of ROU assets for the year ended March 31, 2023:

Gross carrying value	Premises	Computers	Equipment	Motor vehicles	Total
Balance as at April 1, 2022	$220,185	$40	$24	$813	$221,062
Additions	43,017	—	—	92	43,109
On acquisition (Refer Note 4(a), 4(b), 4(d))	3,443	—	—	74	3,517
Terminations/modifications	26,140	(35)	—	(230)	25,875
Translation adjustments	(16,989)	(5)	(1)	(28)	(17,023)

Balance as at March 31, 2023	$275,796	$—	$23	$721	$276,540

Accumulated depreciation
Balance as at April 1, 2022	$77,834	$40	$19	$546	$78,439
Depreciation	28,733	—	1	104	28,838
Terminations/modifications	(154)	(35)	—	(229)	(418)
Translation adjustments	(5,765)	(5)	(1)	(22)	(5,793)

Balance as at March 31, 2023	$100,648	$—	$19	$399	$101,066

Net carrying value as at March 31, 2023	$175,148	$—	$4	$322	$175,474

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

The following is the movement in lease liabilities for the six months ended September 30, 2023 and for the year ended March 31, 2023 is as follows:

Lease liabilities	September 30, 2023	March 31, 2023
Opening balance	$198,982	$166,994
Cash outflows
Principal payment of lease liabilities	(13,516)	(28,125)
Interest payment on lease liabilities	(7,988)	(12,749)
Non-cash adjustments
Additions	5,227	40,293
On acquisition (Refer Note 4(b))	—	3,440
Terminations/modifications	2,606	25,013
Interest accrued	7,583	13,307
Translation adjustments	(4,263)	(9,191)

Closing balance	$188,631	$198,982

Rental expense charged for short-term leases was $113 and $188, rental expense charged for low value leases was $14 and $28 and variable lease payments was $762 and $1,385, for the three and six months ended September 30, 2023, respectively.

Rental expense charged for short-term leases was $324 and $393, rental expense charged for low value leases was $3 and $18 and variable lease payments was $493 and $1,002, for the three and six months ended September 30, 2022, respectively.

The table below provides details regarding the contractual maturities of lease liabilities on an undiscounted basis:

	As at
Tenure	September 30, 2023	March 31, 2023
Less than 1 year	$40,320	$40,726
1-3 years	76,381	79,085
3-5 years	58,821	60,372
More than 5 years	70,987	81,851

Total	$246,509	$262,034

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

13.	Loans and borrowings

Long-term debt

The long-term loans and borrowings consist of the following:

			As at
Currency	Interest rate	Final maturity (financial year)	September 30, 2023	March 31, 2023
US dollars	SOFR + 1.20%	2028	64,000	72,000
Sterling Pound	SONIA + 1.25%	2028	91,130	102,381

Total			155,130	174,381
Less: Debt issuance cost			(780)	(975)
Total			154,350	173,406

Current portion of long-term debt			$35,934	$36,118
Long-term debt			$118,416	$137,288

In July 2022, the Company obtained a term loan facility of $80,000 from The Hongkong and Shanghai Banking Corporation Limited, Hong Kong and Citibank N.A., Hong Kong Branch for general corporate purposes. The loan bears interest at a rate equivalent to the secured overnight financing rate (“SOFR”) plus a margin of 1.20% per annum. The Company has pledged its shares of WNS (Mauritius) Limited as security for the loan. The facility agreement for the term loan contains certain financial covenants as defined in the facility agreement. This term loan is repayable in 10 semi-annual instalments of $8,000 each. On January 9, 2023 and on July 11, 2023 the Company made scheduled repayments of $8,000 each. As at September 30, 2023, the Company had complied with the financial covenants in all material respects in relation to this loan facility.

In December 2022, the Company obtained a term loan facility of £83,000 ($101,256 based on the exchange rate on September 30, 2023) from The Hongkong and Shanghai Banking Corporation Limited, Hong Kong and Citibank N.A., UK Branch to acquire The Smart Cube. The loan bears interest at a rate equivalent to the Sterling overnight index average (“SONIA”) plus a margin of 1.25% per annum. The Company has pledged its shares of WNS (Mauritius) Limited as security for the loan. The facility agreement for the term loan contains certain financial covenants as defined in the facility agreement. This term loan is repayable in 10 semi-annual instalments of £8,300 each. On June 16, 2023, the Company made the first scheduled repayment of £8,300 ($10,604). As at September 30, 2023, the Company had complied with the financial covenants in all material respects in relation to this loan facility.

Short-term lines of credit

The Company’s Indian subsidiary, WNS Global Services Private Limited (“WNS Global”), has unsecured lines of credit with banks amounting to $64,905 (based on the exchange rate on September 30, 2023). The Company has established a line of credit in the UK amounting to $17,079 (based on the exchange rate on September 30, 2023). The Company has established a line of credit in North America amounting to $40,000. The Company has also established a line of credit in the Philippines amounting to $15,000. Further, the Company has also established a line of credit in South Africa amounting to $1,585 (based on the exchange rate September 30, 2023).

As at September 30, 2023, WNS Global has utilized $9,760 (based on the exchange rate on September 30, 2023) of its lines of credit.

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

14.	Financial instruments

Financial instruments by category

The carrying value and fair value of financial instruments by class as at September 30, 2023 are as follows:

Financial assets

	Financial assets at amortized cost	Financial assets at FVTPL	Financial assets at FVOCI	Total carrying value	Total fair value
Cash and cash equivalents	$91,750	$—	$—	$91,750	$91,750
Investment in fixed deposits	8,673	—	—	8,673	8,673
Investments in marketable securities and mutual funds	—	147,647	—	147,647	147,647
Trade receivables	129,616	—	—	129,616	129,616
Unbilled revenue(1)	104,851	—	—	104,851	104,851
Funds held for clients	6,913	—	—	6,913	6,913
Prepayments and other assets(2)	10,151	—	—	10,151	10,151
Other non-current assets(3)	14,975	—	—	14,975	14,975
Derivative assets	—	611	8,540	9,151	9,151

Total carrying value	$366,929	$148,258	$8,540	$523,727	$523,727

Financial liabilities

	Financial liabilities at amortized cost	Financial liabilities at FVTPL	Financial liabilities at FVOCI	Total carrying value	Total fair Value
Trade payables	$19,076	$—	$—	$19,076	$19,076
Short term line of credit	9,760	—	—	9,760	9,760
Long-term debt(4)	155,130	—	—	155,130	155,130
Other employee obligations(5)	79,234	—	—	79,234	79,234
Provisions and accrued expenses	33,165	—	—	33,165	33,165
Lease liabilities	188,631	—	—	188,631	188,631
Other liabilities(6)	6,120	20,495	—	26,615	26,615
Derivative liabilities	—	3,663	5,424	9,087	9,087

Total carrying value	$491,116	$24,158	$5,424	$520,698	$520,698

Notes:

(1)	Excluding non-financial assets $382
(2)	Excluding non-financial assets $21,207
(3)	Excluding non-financial assets $38,594
(4)	Excluding non-financial assets (unamortized debt issuance cost) $780.
(5)	Excluding non-financial liabilities $28,737
(6)	Excluding non-financial liabilities $10,886

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

The carrying value and fair value of financial instruments by class as at March 31, 2023 are as follows:

Financial assets

	Financial assets at amortized cost	Financial assets at FVTPL	Financial assets at FVOCI	Total carrying value	Total fair value
Cash and cash equivalents	$127,898	$—	$—	$127,898	$127,898
Investment in fixed deposits	9,196	—	—	9,196	9,196
Investments in marketable securities and mutual funds	—	167,844	—	167,844	167,844
Trade receivables	113,107	—	—	113,107	113,107
Unbilled revenue (1)	99,192	—	—	99,192	99,192
Funds held for clients	9,411	—	—	9,411	9,411
Prepayments and other assets (2)	6,357	—	—	6,357	6,357
Other non-current assets (3)	15,920	—	—	15,920	15,920
Derivative assets	—	1,424	7,630	9,054	9,054

Total carrying value	$381,081	$169,268	$7,630	$557,979	$557,979

Financial liabilities

	Financial liabilities at amortized cost	Financial liabilities at FVTPL	Financial liabilities at FVOCI	Total carrying value	Total fair Value
Trade payables	$25,397	$—	$—	$25,397	$25,397
Long-term debt (4)	174,381	—	—	174,381	174,381
Other employee obligations (5)	100,148	—	—	100,148	100,148
Provisions and accrued expenses	41,761	—	—	41,761	41,761
Lease liabilities	198,982	—	—	198,982	198,982
Other liabilities (6)	6,347	42,256	—	48,603	48,603
Derivative liabilities	—	409	9,509	9,918	9,918

Total carrying value	$547,016	$42,665	$9,509	$599,190	$599,190

Notes:

(1)	Excluding non-financial assets $593.
(2)	Excluding non-financial assets $27,494.
(3)	Excluding non-financial assets $33,689.
(4)	Excluding non-financial asset (unamortized debt issuance cost) $975.
(5)	Excluding non-financial liabilities $27,237.
(6)	Excluding non-financial liabilities $12,903.

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

For the financial assets and liabilities subject to offsetting or similar arrangements, each agreement between the Company and the counterparty allows for net settlement of the relevant financial assets and liabilities when both elect to settle on a net basis. In the absence of such an election, financial assets and liabilities will be settled on a gross basis.

Financial assets and liabilities subject to offsetting, enforceable master netting arrangements or similar agreements as at September 30, 2023 are as follows:

Description of types of financial assets	Gross amounts of recognized financial assets	Gross amounts of recognized financial liabilities offset in the statement of financial position	Net amounts of financial assets presented in the statement of financial position	Related amount not set off in financial instruments		Net Amount
				Financial Instruments	Cash collateral received
Derivative assets	$9,151	$—	$9,151	$(5,312)	$—	$3,839

Total	$9,151	$—	$9,151	$(5,312)	$—	$3,839

Description of types of financial liabilities	Gross amounts of recognized financial liabilities	Gross amounts of recognized financial assets offset in the statement of financial position	Net amounts of financial liabilities presented in the statement of financial position	Related amount not set off in financial instruments		Net Amount
				Financial instruments	Cash collateral pledged
Derivative liabilities	$9,087	$—	$9,087	$(5,312)	$—	$3,775

Total	$9,087	$—	$9,087	$(5,312)	$—	$3,775

Financial assets and liabilities subject to offsetting, enforceable master netting arrangements or similar agreements as at March 31, 2023 are as follows:

Description of types of financial assets	Gross amounts of recognized financial assets	Gross amounts of recognized financial liabilities offset in the statement of financial position	Net amounts of financial assets presented in the statement of financial position	Related amount not set off in financial instruments		Net Amount
				Financial Instruments	Cash collateral received
Derivative assets	$9,054	$—	$9,054	$(4,325)	$—	$4,729

Total	$9,054	$—	$9,054	$(4,325)	$—	$4,729

Description of types of financial liabilities	Gross amounts of recognized financial liabilities	Gross amounts of recognized financial assets offset in the statement of financial position	Net amounts of financial liabilities presented in the statement of financial position	Related amount not set off in financial instruments		Net Amount
				Financial instruments	Cash collateral pledged
Derivative liabilities	$9,917	$—	$9,917	$(4,325)	$—	$5,592

Total	$9,917	$—	$9,917	$(4,325)	$—	$5,592

Fair value hierarchy

The following is the hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

Level 1 — quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 — other techniques for which all inputs have a significant effect on the recorded fair value are observable, either directly or indirectly.

Level 3 — techniques which use inputs that have a significant effect on the recorded fair value that are not based on observable market data.

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

The assets and liabilities measured at fair value on a recurring basis as at September 30, 2023 are as follows:

		Fair value measurement at reporting date using
Description	September 30, 2023	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Assets
Financial assets at FVTPL
Foreign exchange contracts	$611	$—	$611	$—
Investments in marketable securities and mutual funds	147,647	147,333	314	—
Financial assets at FVOCI
Foreign exchange contracts	8,540	—	8,540	—

Total assets	$156,798	$147,333	$9,465	$—

Liabilities
Financial liabilities at FVTPL
Foreign exchange contracts	$3,663	$—	$3,663	$—
Contingent consideration	$20,495	—	—	20,495
Financial liabilities at FVOCI
Foreign exchange contracts	5,424	—	5,424	—

Total liabilities	$29,582	$—	$9,087	$20,495

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

The assets and liabilities measured at fair value on a recurring basis as at March 31, 2023 are as follows:

		Fair value measurement at reporting date using
Description	March 31, 2023	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Assets
Financial assets at FVTPL
Foreign exchange contracts	$1,424	$—	$1,424	$—
Investments in marketable securities and mutual funds	167,844	167,509	335	—
Financial assets at FVOCI
Foreign exchange contracts	7,630	—	7,630	—

Total assets	$176,898	$167,509	$9,389	$—

Liabilities
Financial liabilities at FVTPL
Foreign exchange contracts	$409	$—	$409	$—
Contingent consideration	42,256	—	—	42,256
Financial liabilities at FVOCI
Foreign exchange contracts	9,508	—	9,508	—

Total liabilities	$52,173	$—	$9,917	$42,256

During the six months ended September 30, 2023 and the year ended March 31, 2023, there were no transfers between Level 1 and Level 2 fair value measurements, and no transfers into and out of Level 3 fair value measurements.

Derivative financial instruments

The primary risks managed by using derivative instruments are foreign currency exchange risk and interest rate risk. Forward and option contracts up to 24 months on various foreign currencies are entered into to manage the foreign currency exchange rate risk on forecasted revenue denominated in foreign currencies and monetary assets and liabilities held in non-functional currencies. Interest rate swaps are entered to manage interest rate risk associated with the Company’s floating rate borrowings. The Company’s primary exchange rate exposure is with the US dollar and pound sterling against the Indian rupee. For derivative instruments which qualify for cash flow hedge accounting, the Company records the effective portion of gain or loss from changes in the fair value of the derivative instruments in other comprehensive income/(loss), which is reclassified into earnings in the same period during which the hedged item affects earnings. Derivative instruments qualify for hedge accounting when the instrument is designated as a hedge; the hedged item is specifically identifiable and exposes the Company to risk; and it is expected that a change in fair value of the derivative instrument and an opposite change in the fair value of the hedged item will have a high degree of correlation. Determining the high degree of correlation between the change in fair value of the hedged item and the derivative instruments involves significant judgment including the probability of the occurrence of the forecasted transaction. When it is highly probable that a forecasted transaction will not occur, the Company discontinues the hedge accounting and recognizes immediately in the consolidated statement of income, the gains and losses attributable to such derivative instrument that were accumulated in other comprehensive income/(loss).

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

The following table presents the notional values of outstanding foreign exchange forward contracts and foreign exchange option contracts:

	As at
	September 30, 2023	March 31, 2023
Forward contracts (Sell)
In US dollars	$433,602	$346,081
In Pound Sterling	120,681	113,398
In Euro	38,663	30,125
In Australian dollars	35,982	25,123
Others	20,587	19,641

	$649,515	$534,368

Option contracts (Sell)
In US dollars	$299,566	$239,747
In Pound Sterling	112,418	101,737
In Euro	45,120	35,690
In Australian dollars	40,972	32,825

	$498,076	$409,999

The amount of gain reclassified from other comprehensive income into consolidated statement of income in respective line items for the three and six months ended September 30, 2023 and 2022 are as follows:

	Three months ended September 30,		Six months ended September 30,
	2023	2022	2023	2022
Revenue	$(1,369)	$(6)	$(3,062)	$1,295
Income tax related to amounts reclassified into consolidated statement of income	319	(807)	599	(1,552)

Total	$(1,050)	$(813)	$(2,463)	$(257)

As at September 30, 2023, a loss amounting to $825 on account of cash flow hedges in relation to forward and option contracts entered is expected to be reclassified from other comprehensive income into the consolidated statement of income over a period of 24 months.

15.	Pension and other employee obligations

Pension and other employee obligations consist of the following:

	As at
	September 30, 2023	March 31, 2023
Current:
Salaries and bonus	$74,838	$95,893
Pension	1,682	1,473
Withholding taxes on salary and statutory payables	10,134	10,515

Total	$86,654	$107,881

Non-current:
Pension and other obligations	$21,317	$19,504

Total	$21,317	$19,504

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

16.	Provisions and accrued expenses

Provisions and accrued expenses consist of the following:

	As at
	September 30, 2023	March 31, 2023
Accrued expenses	$33,165	$41,761

Total	$33,165	$41,761

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

17.	Contract liabilities

Contract liabilities consists of the following:

	As at
	September 30, 2023	March 31, 2023
Current:
Payments in advance of services	$9,275	$9,820
Advance billings	6,554	5,552
Others	46	333

Total	$15,875	$15,705

	As at
	September 30, 2023	March 31, 2023
Non-current:
Payments in advance of services	$10,112	$8,714
Advance billings	955	1,008
Others	26	26

Total	$11,093	$9,748

18.	Other liabilities

Other liabilities consist of the following:

	As at
	September 30, 2023	March 31, 2023
Current:
Withholding taxes and value added tax payables	$8,410	$11,425
Contingent consideration (Refer Note 4(a), 4(b) & 4(d))	10,758	22,121
Other liabilities	8,166	7,116

Total	$27,334	$40,662

Non-current:
Contingent consideration (Refer Note 4(a), 4(b) & 4(d))	9,737	20,135
Other liabilities	430	709

Total	$10,167	$20,844

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

19.	Share capital

As at September 30, 2023, the authorized share capital was £6,100 divided into 60,000,000 ordinary shares of 10 pence each and 1,000,000 preferred shares of 10 pence each. The Company had 47,518,520 ordinary shares outstanding as at September 30, 2023. There were no preferred shares outstanding as at September 30, 2023.

As at March 31, 2023, the authorized share capital was £6,100 divided into 60,000,000 ordinary shares of 10 pence each and 1,000,000 preferred shares of 10 pence each. The Company had 48,360,817 ordinary shares outstanding as at March 31, 2023. There were no preferred shares outstanding as at March 31, 2023.

Treasury shares

During the year ended March 31, 2021, the shareholders of the Company authorized a new share repurchase program for the repurchase of up to 3,300,000 of the Company’s ADSs, each representing one ordinary share, at a price range of $10 to $110 per ADS. Pursuant to the terms of the repurchase program, the Company’s ADSs may be purchased in the open market from time to time for 36 months from April 1, 2021 to March 31, 2024. The Company is not obligated under the repurchase program to repurchase a specific number of ADSs, and the repurchase program may be suspended at any time at the Company’s discretion. The Company intends to fund the repurchase with cash on hand.

During the year ended March 31, 2022, the Company purchased 1,100,000 ADSs in the open market for a total consideration of $85,038 (including transaction costs $11) under the above-mentioned share repurchase program. The Company funded the repurchases under the repurchase program with cash on hand. During the year ended March 31, 2022, the Company received authorization from the Board of Directors to cancel, and cancelled, 2,200,000 ADSs that were held as treasury shares for an aggregate cost of $163,711 (including share cancellation charges $110). The effect of the cancellation of these treasury shares was recognized in share capital amounting to $302 and in share premium amounting to $163,409, in compliance with Jersey law. There was no effect on the total shareholders’ equity as a result of this cancellation.

During the year ended March 31, 2023, the Company purchased 1,100,000 ADSs in the open market for a total consideration of $81,631 (including transaction costs $11) under the above-mentioned share repurchase program. The Company funded the repurchases under the repurchase program with cash on hand. During the year ended March 31, 2023, the Company received authorization from the Board of Directors to cancel, and cancelled, 1,100,000 ADSs that were held as treasury shares for an aggregate cost of $81,686 (including share cancellation charges $55). The effect of the cancellation of these treasury shares was recognized in share capital amounting to $134 and in share premium amounting to $81,552, in compliance with Jersey law. There was no effect on the total shareholders’ equity as a result of this cancellation.

During the six months ended September 30, 2023, the Company purchased 1,100,000 ADSs in the open market for a total consideration of $85,622 (including transaction costs $11) under the above-mentioned share repurchase program and concluded the program. The Company funded the repurchases under the repurchase program with cash on hand. During the six months ended September 30, 2023, the Company received authorization from the Board of Directors to cancel, and cancelled, 1,100,000 ADSs that were held as treasury shares for an aggregate cost of $85,677 (including share cancellation charges $55). The effect of the cancellation of these treasury shares was recognized in share capital amounting to $140 and in share premium amounting to $85,537, in compliance with Jersey law. There was no effect on the total shareholders’ equity as a result of this cancellation.

During the six months ended September 30, 2023, the shareholders of the Company authorized a new share repurchase program for the repurchase of up to 3,300,000 of the Company’s ADSs, each representing one ordinary share, at a price range of $10 to $180 per ADS. Pursuant to the terms of the repurchase program, the Company’s ADSs may be purchased in the open market from time to time for 42 months from October 1, 2023 to March 31, 2027. The Company is not obligated under the repurchase program to repurchase a specific number of ADSs, and the repurchase program may be suspended at any time at the Company’s discretion. The Company may fund the repurchases with internal or external sources.

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

20.	Revenue

Disaggregation of revenue

In the following tables, revenue is disaggregated by service type, major industries serviced, contract type and geography.

Revenue by service type

	Three months ended September 30,		Six months ended September 30,
	2023	2022	2023	2022
Industry-specific	$133,439	$132,757	$264,902	$266,928
Finance and accounting	72,997	70,818	146,636	137,647
Customer experience services	68,218	60,229	134,247	114,436
Research and analytics	41,127	29,644	80,585	63,031
Others	18,109	13,651	34,021	20,405

Total	$333,890	$307,099	$660,391	$602,447

Revenue by industry

	Three months ended September 30,		Six months ended September 30,
	2023	2022	2023	2022
Insurance*	$89,530	$82,507	$177,322	$166,149
Travel and leisure	55,299	54,343	112,056	102,531
Healthcare	46,043	49,093	90,351	99,315
Diversified businesses including manufacturing, retail, CPG, media and entertainment, and telecom	47,715	43,773	97,120	84,639
Shipping and logistics	25,404	21,771	50,030	45,319
Banking and financial services	26,095	21,075	50,026	38,302
Hi-tech and professional services	25,266	20,291	48,261	38,695
Utilities	18,538	14,246	35,225	27,497

Total	$333,890	$307,099	$660,391	$602,447

Revenue by contract type

	Three months ended September 30,		Six months ended September 30,
	2023	2022	2023	2022
Full-time-equivalent	$235,406	$208,666	$466,288	$399,759
Transaction*	46,150	45,270	92,515	94,187
Subscription	17,973	25,318	35,319	50,128
Fixed price	18,533	16,496	34,821	32,793
Others	15,828	11,349	31,448	25,580

Total	$333,890	$307,099	$660,391	$602,447

Revenue by geography

Refer Note 28 — Operating segments — External revenue.

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

Revenue by delivery location

	Three months ended September 30,		Six months ended September 30,
	2023	2022	2023	2022
India	$183,510	$157,383	$358,021	$306,784
United States	40,372	47,331	83,394	93,126
Philippines	48,028	42,279	95,264	81,159
UK*	18,974	27,745	39,336	58,719
South Africa	20,080	15,063	37,928	29,799
Romania	6,562	4,634	13,850	8,796
Sri Lanka	4,181	4,227	8,831	8,034
China	4,050	3,587	7,930	6,957
Australia	1,585	1,348	3,034	2,238
Costa Rica	2,529	1,319	4,413	2,466
Poland	2,972	1,226	6,391	2,492
Spain	814	957	1,686	1,877
Malaysia	233	—	313	—

Total	$333,890	$307,099	$660,391	$602,447

*	Includes revenue earned in Germany, which is not significant.

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

21.	Expenses by nature

Expenses by nature consist of the following:

	Three months ended September 30,		Six months ended September 30,
	2023	2022	2023	2022
Employee cost	$209,097	$190,504	$420,589	$371,841
Facilities cost	21,764	18,996	43,118	36,038
Repair payments	8,914	17,803	17,927	38,332
Depreciation	14,038	12,124	27,697	24,585
Legal and professional expenses	5,477	7,875	12,217	15,022
Travel expenses	4,799	3,887	9,458	7,356
Others	11,384	10,926	22,367	21,955

Total cost of revenue, selling and marketing and general and administrative expenses	$275,473	$262,115	$553,373	$515,129

22.	Finance expense

Finance expense consists of the following:

	Three months ended September 30,		Six months ended September 30,
	2023	2022	2023	2022
Interest expense on lease liability	$3,753	$3,149	$7,583	$6,298
Interest expense	3,751	851	7,055	948

Total	$7,504	$4,000	$14,638	$7,246

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

23.	Other income, net

Other income, net consists of the following:

	Three months ended September 30,		Six months ended September 30,
	2023	2022	2023	2022
Net gain arising on financial assets designated as FVTPL	$2,376	$1,552	$4,967	$3,818
Interest income	762	813	2,339	1,412
Changes in fair value of contingent consideration	21,932	—	21,932	—
Others, net	543	773	1,166	1,320

Total	$25,613	$3,138	$30,404	$6,550

24.	Share-based payments

The Company has two share-based incentive plans: the 2006 Incentive Award Plan adopted on June 1, 2006, as amended and restated in February 2009, September 2011 and September 2013 (which has expired) the “2006 Incentive Award Plan”), and the 2016 Incentive Award Plan effective from September 27, 2016, as amended and restated in September 2018 (the “2016 Incentive Award Plan”) (collectively referred to as the “Plans”). All the Plans are equity settled. Under the Plans, share-based options and restricted share units “RSUs” may be granted to eligible participants. Options are generally granted for a term of ten years. Options and RSUs have a graded vesting period of up to four years. The Company settles employee share-based options and RSU exercises with newly issued ordinary shares. As at September 30, 2023, the Company had 1,163,414 ordinary shares available for future grants.

Share-based compensation expense during the three and six months ended September 30, 2023 and 2022 is as follows:

	Three months ended September 30,		Six months ended September 30,
	2023	2022	2023	2022
Share-based compensation expense recorded in
Cost of revenue	$1,464	$2,023	$5,616	$4,125
Selling and marketing expenses	994	1,595	4,121	3,290
General and administrative expenses	10,915	8,947	19,852	18,843

Total share-based compensation expense	$13,373	$12,565	$29,589	$26,258

Upon the exercise of share-based options and RSUs, the Company issued 160,231 and 212,609 shares for the three months ended September 30, 2023 and 2022, respectively, and 257,703 and 259,801 shares for the six months ended September 30, 2023 and 2022, respectively.

BBBEE program in South Africa

The Company’s South African subsidiary has issued share appreciation rights to certain employees to be settled with the Company’s shares. As part of the settlement, the Company granted 2,495 RSUs during the six months ended September 30, 2023, 1,135 RSUs during the year ended March 31, 2022 and 11,400 and 1,850 RSUs during the year ended March 31, 2021, which shall vest on nine months anniversary, the second anniversary, nine months and third anniversary, respectively, from the grant date. During the years ended March 31, 2020, 2019 and 2018, the Company granted 3,365, 14,250 and 32,050 RSUs, which shall vest on the fourth, third and fourth anniversaries, respectively, from the grant date, subject to such grantee’s continued employment with the Company through the applicable vesting date. The grant date fair value was estimated using a binomial lattice model.

The total stock compensation expense in relation to these RSUs was $3,483 to be amortized over the vesting period of four years. The stock compensation expense charged during the three and six months ended September 30, 2023 was $28 and $55, respectively (three and six months ended September 30, 2022: $28 and $55, respectively).

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

RSUs related to Total Shareholders’ Return (“TSR”)

During the six months ended September 30, 2023, the Company issued 113,701 RSUs (six months ended September 30, 2022: 104,975 RSUs) to certain employees. The conditions for the vesting of these RSUs are linked to the TSR of the Company in addition to the condition of continued employment with the Company through the applicable vesting period.

The performance of these RSUs shall be assessed based on the TSR of the custom peer group (based on percentile rank) and the industry index (based on outperformance rank). The RSUs granted with the TSR condition shall vest on the third anniversary of the grant date, subject to the participant’s continued employment with the Company through the applicable vesting date and achievement of the specified conditions of stock performance and TSR parameters.

The fair value of these RSUs is determined using the Monte-Carlo simulation. The weighted average grant date fair value of RSUs granted during the six months ended September 30, 2023 and 2022 was $88.3 and $79, per RSU, respectively. The stock compensation expense charged during the three and six months ended September 30, 2023 was $1,306 and $2,599, respectively (three and six months ended September 30, 2022: $1,367 and $2,765, respectively). As at September 30, 2023, there was $7,692 of unrecognized compensation cost related to these RSUs.

RSUs to drive higher growth

During the year ended March 31, 2023, the Company granted 705,090 RSUs to drive higher growth, based on performance and market conditions along with service conditions. The RSUs under this grant will vest upon the Company achieving the market capitalization target along with net revenue targets (together referred as the “vesting conditions”). The vesting period ranges from 2 years and 9 months to 4 years and 9 months from the grant date dependent on achievement of respective vesting conditions at each evaluation period. The vesting of RSUs will happen only on achievement of both the vesting conditions. Any unvested RSUs due to non-achievement of vesting conditions at the end of vesting period will lapse.

The fair value of these RSUs is determined using the Monte-Carlo simulation. The grant date fair value of RSUs granted was $28.00 per RSU.

During the year ended March 31, 2023, the Company modified the terms of the original grant to increase the vesting period. The revised vesting period ranges from 3 years 3 months to 4 years and 9 months from the grant date dependent on achievement of respective vesting conditions at each evaluation period. The incremental fair value of these RSUs was $1.60 determined using the Monte-Carlo simulation as at the date of modification.

The Company has not recognized any charge for the six months ended September 30, 2023 considering the net revenue target is not expected to be met, based on the current projections. As at September 30, 2023, there was $19,518 of unrecognized compensation cost related to these RSUs.

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

25. Income taxes

The domestic and foreign source component of profit/ (loss) before income taxes is as follows:

	Three months ended September 30,		Six months ended September 30,
	2023	2022	2023	2022
Domestic	$(4,266)	$(3,241)	$(7,863)	$(5,954)
Foreign	72,120	43,655	114,155	87,803

Profit before income taxes	$67,854	$40,414	$106,292	$81,849

The Company’s income tax expense consists of the following:

	Three months ended September 30,		Six months ended September 30,
	2023	2022	2023	2022
Current taxes
Domestic taxes	$—	$—	$—	$—
Foreign taxes	13,406	8,837	26,656	21,061

	$13,406	$8,837	$26,656	$21,061

Deferred taxes
Domestic taxes	—	—	—	—
Foreign taxes	(3,364)	(1,589)	(8,312)	(5,441)

	(3,364)	(1,589)	(8,312)	(5,441)

Income tax expense	$10,042	$7,248	$18,344	$15,620

Domestic taxes are Nil as the corporate rate of tax applicable to companies in Jersey, Channel Islands is 0%. Foreign taxes are based on applicable tax rates in each subsidiary’s jurisdiction.

Income tax expense/(benefit) has been allocated as follows:

	Three months ended September 30,		Six months ended September 30,
	2023	2022	2023	2022
Income taxes on profit	$10,042	$7,248	$18,344	$15,620
Income taxes on other comprehensive income/(loss):
Unrealized gain on cash flow hedging derivatives	756	1,197	1,583	1,141
Pension liability	(28)	(65)	(264)	30
Income taxes recognized in equity:
Excess tax deductions related to share-based options and RSUs	454	(687)	3,399	(195)

Total income taxes	$11,224	$7,693	$23,062	$16,596

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

From fiscal 2012 until the six months ended September 30, 2023, one of the Company’s Indian subsidiary started operations in various delivery centers in Mumbai, Pune, Chennai, Gurgaon, Noida, India registered under the Special Economic Zone (“SEZ”) scheme. Some of these operations are eligible for a 100% income tax exemption for a period of five years from the date of commencement of operations expiring in fiscal 2024. Following the expiry of the 100% income tax exemption, these operations are eligible for a 50% income tax exemption expiring between fiscal 2026 and fiscal 2034. Some of these operations which have completed a period of ten years from the date of commencement are eligible for a 50% income tax exemption for a further period of five years subject to creation of a Special Economic Zone Re-investment Reserve out of the profits of the eligible SEZ units and utilization of such reserve by the Company for acquiring new plant and machinery for the purpose of its business as per the provisions of the Indian Income Tax Act, 1961. Upon the complete expiration of this tax exemption, income derived by this subsidiary shall become subject to the prevailing annual tax rate of 34.95%. The Government of India enacted the India Tax Law effective April 1, 2019, which enables Indian companies to elect to be taxed at a lower income tax rate of 25.17% as compared to the current rate of 34.95%. Once a company elects into the lower income tax rate, a company may not benefit from any tax holidays associated with SEZ and certain other tax incentives and may not reverse its election. Our intent is to move to the new tax regime as and when it becomes more beneficial to this subsidiary. In the quarter ended June 2023, this subsidiary has elected to apply the lower income tax rate of 25.17% - we will continue to evaluate the application of the same for the remaining quarters of fiscal 2024. Between fiscal 2016 until the six months ended September 30 2023, the Company commenced operations in delivery centers in the Philippines that are eligible for various tax exemption benefits expiring between fiscal 2020 and fiscal 2027. Following the expiry of the tax benefits, income generated by the Philippines subsidiary, WNS Global Services Philippines Inc., will be taxed at the prevailing special tax rate, which is currently 5% on gross profit. From January 1, 2020, the Company’s operations in Sri Lanka are eligible to claim income tax exemption with respect to the profits earned from export revenue.

From time to time, the Company receives orders of assessment from the Indian tax authorities assessing additional taxable income on the Company in connection with their review of the Company’s tax returns. The Company currently has orders of assessment outstanding for various years through fiscal 2020, which assess additional taxable income that could in the aggregate give rise to an estimated $4,140 in additional taxes, including interest of $591. These orders of assessment allege that the transfer prices the Company applied to certain international transactions between WNS Global and its other wholly-owned subsidiaries were not on arm’s length terms, disallow a tax holiday benefit claimed by the Company, deny the set off of brought forward business losses and unabsorbed depreciation, disallow certain expenses and payments claimed as tax deductible by the Company. The Company has appealed against these orders of assessment before higher appellate authorities.

In addition, the Company has orders of assessment pertaining to similar issues that have been decided in favor of the Company by appellate authorities, vacating the tax demands of $83,171 in additional taxes, including interest of $29,588. The income tax authorities have filed or may file appeals against these orders at higher appellate authorities.

Uncertain tax positions are reflected at the amount likely to be paid to the tax authorities. A liability is recognized in connection with each item that is not probable of being sustained on examination by tax authority. The liability is measured using single best estimate of the most likely outcome for each position taken in the tax return. Thus, the provision is the aggregate liability in connection with all uncertain tax positions. As of September 30, 2023, the Company has provided a tax reserve of $9,837 primarily on account of the Indian tax authorities’ denying the set off of brought forward business losses and unabsorbed depreciation.

As at September 30, 2023, corporate tax returns for years ended March 31, 2021 and onwards remain subject to examination by tax authorities in India.

Based on the facts of these cases, the nature of the tax authorities’ disallowances and the orders from appellate authorities deciding similar issues in favor of the Company in respect of assessment orders for earlier fiscal years and after consultation with the Company’s external tax advisors, the Company believes these orders are unlikely to be sustained at the higher appellate authorities. The Company has deposited $10,906 of the disputed amounts with the tax authorities and may be required to deposit the remaining portion of the disputed amounts with the tax authorities pending final resolution of the respective matters.

Others

From time to time, the Company receives orders of assessment from the service tax and from Goods and Service Tax (“GST”) authorities, demanding payment of $2,899 towards service tax and GST for the period April 1, 2014 to March 31, 2020. The tax authorities have rejected input tax credit on certain types of input services. Based on consultations with the Company’s tax advisors, the Company believes these orders of assessments are more likely than not to be upheld in the Company’s favor. The Company intends to continue to dispute the assessment.

In 2016, we also received an assessment order from the Sri Lankan Tax Authority, demanding payment of LKR 25.2 million ($0.1 million based on the exchange rate on September 30, 2023) in connection with the review of our tax return for fiscal year 2012. The assessment order challenges the tax exemption that we have claimed for export business. We have filed an appeal against the assessment order with the Sri Lankan Court of Appeal in this regard. Based on consultations with our tax advisors, we believe this order of assessment will more likely than not be vacated by the higher appellate authorities and we intend to dispute the order of assessment.

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

26.	Earnings per share

The following table sets forth the computation of basic and diluted earnings per share:

	Three months ended September 30,		Six months ended September 30,
	2023	2022	2023	2022
Numerator:
Profit	$57,813	$33,166	$87,949	$66,229
Denominator:
Basic weighted average ordinary shares outstanding	47,413,342	47,971,498	47,703,818	48,337,728
Dilutive impact of equivalent stock options and RSUs	2,236,811	2,235,874	2,306,026	2,444,434
Diluted weighted average ordinary shares outstanding	49,650,152	50,207,372	50,009,844	50,782,162

The computation of earnings per ordinary share was determined by dividing profit by the weighted average ordinary shares outstanding during the respective periods.

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

27.	Subsidiaries

The following is a list of the Company’s subsidiaries as at September 30, 2023:

Direct subsidiaries	Step subsidiaries	Place of incorporation
WNS Global Services Netherlands B.V.		The Netherlands
	WNS Global Services (Romania) S.R.L.	Romania
WNS North America Inc.		Delaware, USA
	WNS Business Consulting Services Private Limited	India
	WNS Global Services, LLC(1)	Delaware, USA
	WNS BPO Services Costa Rica, S.R.L.	Costa Rica
	Denali Sourcing Services, LLC(1)	Delaware, USA
WNS Assistance Limited (previously WNS Workflow Technologies Limited)		United Kingdom
	WNS Assistance (Legal) Limited	United Kingdom
	Accidents Happen Assistance Limited	United Kingdom
	WNS Legal Assistance LLP	United Kingdom
WNS (Mauritius) Limited		Mauritius
	WNS Capital Investment Limited	Mauritius
	- WNS Customer Solutions (Singapore) Private Limited	Singapore
	- WNS Global Services (Australia) Pty Ltd	Australia
	- WNS New Zealand Limited	New Zealand
	- Business Applications Associates Beijing Ltd	China
	- WNS Global Services Malaysia Sdn. Bhd.(2)	Malaysia
	WNS Global Services Private Limited (3) (4) (5)	India
	- Vuram Technology Solutions Private Limited (5)	India
	- Vuram Australia Pty Ltd (5)	Australia
	- Vuram Canada Inc.(5)	Canada
	- Vuram Technologies B.V.(5)	The Netherlands
	- Vuram, Inc.(5)(6)	USA
	- Soluciones en Tecnología Vuram México, S. De R.L. De C.V (5)(6)	Mexico
	- Vuram UK Private Limited (5)	United Kingdom
	- WNS Global Services (UK) Limited (7) (10) (11)	United Kingdom
	- WNS Global Services SA (Pty) Limited	South Africa
	- WNS B-BBEE Staff Share Trust (8)	South Africa
	- Ucademy (Pty) Limited	South Africa
	- WNS South Africa (Pty) Limited (9)	South Africa
	- The Smart Cube Limited (10)	United Kingdom
	- Smart Cube India Private Limited	India
	- The Smart Cube S.R.L.	Romania
	- The Smart Cube (Switzerland) GmbH	Switzerland
	- The Smart Cube Inc.	USA
	- The Smart Cube Consulting Services (Dalian) Co. Ltd.	China
	- OptiBuy sp. z o.o. (11)	Poland
	- Nextbuy sp. z o.o.	Poland
	- OptiBuy GmbH	Germany
	- MTS HealthHelp Inc.	Delaware, USA
	- HealthHelp Holdings LLC	Delaware, USA
	- HealthHelp LLC	Delaware, USA
	- WNS-HealthHelp Philippines Inc.	Philippines
	- Value Edge Inc.	Delaware, USA
	- Value Edge AG.	Switzerland
	- VE Value Edge GmbH	Germany
	WNS Global Services (Private) Limited	Sri Lanka
	WNS Global Services (Dalian) Co. Ltd.	China
	WNS Global Services (UK) International Limited	United Kingdom
	- WNS Global Services North Americas Inc.	Delaware, USA
	- WNS Global Services AG (12)	Switzerland
	- WNS Global Services Lisbon Unipessoal LDA (13)	Portugal
WNS Business Consulting Netherlands B.V.(14)		The Netherlands
	WNS Global Services Philippines Inc.	The Philippines
WNS Gestion des Processus d’Affaire Inc.		Canada
WNS BPM Americas Holdings Inc. (15)		Delaware, USA
	WNS BPM Americas LLC (16)	Delaware, USA

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

Notes:

(1)	Denali Sourcing Services, Inc. and WNS Global Services Inc. were converted into Limited Liability Company with effect from April 1, 2023.
(2)	WNS Global Services Malaysia Sdn. Bhd., a wholly-owned subsidiary of WNS Customer Solutions (Singapore) Private Limited, was incorporated on July 21, 2022.
(3)

WNS Global Services Private Limited is held jointly by WNS (Mauritius) Limited, WNS Global Services Netherlands B.V. and WNS Customer Solutions (Singapore) Private Limited. The percentage of holding of WNS (Mauritius) Limited is 63.23%, of WNS Global Services Netherlands B.V. is 20.81%, and of WNS Customer Solutions (Singapore) Private Limited is 15.96%.

(4)

On August 1, 2021, the Company acquired all outstanding shares of MOL Information Processing Services (I) Private Limited. The name of the entity was changed to WNS Information Services (India) Private Limited with effect from December 1, 2021. WNS Information Services (India) Private Limited was merged with and into WNS Global Services Private Limited pursuant to a Scheme of Amalgamation approved by the National Company Law Tribunal dated August 4, 2022 with effect from August 1, 2021.

(5)	On July 1, 2022, WNS Global Services Private Limited acquired all ownership interests of Vuram Technology Solutions Private Limited, including its subsidiaries that existed on that date.
(6)

Soluciones en Tecnología Vuram México, S. De R.L. De C.V is jointly held by Vuram Technology Solutions Private Limited and Vuram, Inc. The percentage of holding of Vuram Technology Solutions Private Limited is 99% and Vuram, Inc is 1%.

(7)

WNS Global Services (UK) Limited is jointly held by WNS Global Services Private Limited and WNS (Holdings) Limited. The percentage of holding of WNS Global Services Private Limited is 94.9% and of WNS (Holdings) Limited is 5.1%.

(8)

The WNS B-BBEE Staff Share Trust (the “trust”) was registered on April 26, 2017 in relation to the grant of share appreciation rights by WNS Global Services SA (Pty) Limited. During the year ended March 31, 2020, the trust subscribed to one participating preference share issued by WNS Global Services SA (Pty) Limited, which entitles the trust to 48.84% voting rights in WNS South Africa (Pty) Limited.

(9)

WNS South Africa (Pty) Limited was incorporated as a subsidiary of WNS Global Services SA (Pty) Limited on December 19, 2018. The name of the entity was changed to WNS South Africa (Pty) Ltd with effect from September 25, 2019.

(10)	On December 16, 2022, WNS Global Services (UK) Limited acquired all ownership interests of The Smart Cube Limited, including its subsidiaries that existed on that date.
(11)	On December 14, 2022, WNS Global Services (UK) Limited acquired all ownership interests of OptiBuy sp. z o.o., including its subsidiaries that existed on that date.
(12)	WNS Global Services AG, a wholly-owned subsidiary of WNS Global Services (UK) International Limited, was incorporated on July 16, 2021.
(13)	WNS Global Services Lisbon Unipessoal LDA, a wholly-owned subsidiary of WNS Global Services (UK) International Limited, was incorporated on August 13, 2021.
(14)

WNS Business Consulting Netherlands B.V., a wholly-owned subsidiary of WNS (Holdings) Limited, was incorporated on March 17, 2020, pursuant to the execution of deed of demerger on March 16, 2020. The shares of WNS Global Services Philippines Inc. were transferred from WNS Global Services Netherlands B.V. to WNS Business Consulting Netherlands B.V. pursuant to the proposal of demerger. As at September 30, 2023, the entity is jointly held by WNS (Holdings) Limited and WNS Global Services Private Limited. The percentage of holding of WNS (Holdings) Limited is 38.68% and of WNS Global Services Private Limited is 61.28%.

(15)	WNS BPM Americas Holdings Inc., a wholly-owned subsidiary of WNS (Holdings) Limited, was incorporated on March 1, 2023
(16)	WNS BPM Americas LLC, a wholly-owned subsidiary of WNS BPM Americas Holdings Inc, was incorporated on March 3, 2023.

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

28.	Operating segments

The Company provides business process management services. Effective April 1, 2023, the Company adopted a new organizational structure featuring four strategic business units (“SBUs”), each headed by a chief business officer. Under the new organizational structure, the Company combined its prior verticals into the four SBUs. The new structure is intended to help drive improved outcomes for global clients and enable the Company to better drive business synergies, enhance scalability, generate operating leverage, and create organizational depth. The Company now manages and reports financial information through its four SBUs, which reflects how management reviews financial information and makes operating decisions.

The SBUs’ performance is reviewed by the Group Chief Executive Officer, who has been identified as the Chief Operating decision Maker (“CODM”) as defined by IFRS 8, “Operating Segments.” The CODM evaluates the Company’s performance and allocates resources based on revenue growth and operating performance of SBUs. The Company’s operating segments, effective April 1, 2023, are as follows:

•	Banking/Financial Services, and Insurance (“BFSI”),

•	Travel, Shipping/Logistics, and Utilities (“TSLU’’),

•	Manufacturing/Retail/Consumer, Hi-tech/Professional Services, and Procurement (“MRHP”), and

•	Healthcare/Life Sciences (“HCLS”)

The corresponding information for three and six months ended September 30, 2022 has been re-stated to give effect to the above changes.

The Company uses revenue less repair payments (non-GAAP) as a primary measure to allocate resources and measure segment performance. Revenue less repair payments is a non-GAAP measure which is calculated as (a) revenue less (b) in the Company’s BFSI SBU, payments to repair centers for “Fault” repair cases where the Company acts as the principal in its dealings with the third party repair centers and its clients.

The CODM does not evaluate certain operating expenses, finance expense, other income, net and income taxes by segment, therefore the Company does not allocate these expenses by segment. Assets and liabilities used in Company’s business are not identified to any of the reportable segments as they are used interchangeably between segments. Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities, since a meaningful segregation of the available data is onerous.

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

The segment results for the three months ended September 30, 2023 are as follows:

	TSLU	MRHP	HCLS	BFSI	Reconciling item (3)	Total
Revenue from external customers
Segment Revenue	$102,775	$80,948	$43,391	$114,382	$(7,606)	$333,890
Payments to repair centers	—	—	—	8,914	—	8,914

Revenue less repair payments (non-GAAP)	102,775	80,948	43,391	105,468	(7,606)	324,976
Adjusted cost of revenue (1) (2)	58,525	48,078	29,020	65,677	(1,461)	199,839

Adjusted gross profit	44,250	32,870	14,371	39,791	(6,145)	125,137
Other costs						53,329
Other income, net						(25,613)
Finance expense						7,504
Amortization of intangible assets						8,688
Share-based compensation expense						13,374
Income- tax expense						10,042

Profit after tax						$57,813

(1)	Excludes share-based compensation expense.
(2)	Adjusted cost of revenue under reconciling items includes inter and intra segment eliminations and unallocated expenses.
(3)	Revenue under reconciling items includes inter and intra segment eliminations and impact of foreign exchange fluctuations.

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

The segment results for the three months ended September 30, 2022 are as follows:

	TSLU	MRHP	HCLS	BFSI	Reconciling item (3)	Total
Revenue from external customers
Segment Revenue	$94,044	$67,471	$48,664	$102,265	$(5,345)	$307,099
Payments to repair centers	—	—	—	17,803	—	17,803

Revenue less repair payments (non-GAAP)	94,044	67,471	48,664	84,462	(5,345)	289,296
Adjusted cost of revenue (1) (2)	55,560	41,661	35,705	51,827	(1,563)	183,190

Adjusted gross profit	38,484	25,810	12,959	32,635	(3,782)	106,106
Other costs						46,992
Other income, net						(3,138)
Finance expense						4,000
Amortization of intangible assets						5,273
Share-based compensation expense						12,565
Income- tax expense						7,248

Profit after tax						$33,166

(1)	Excludes share-based compensation expense.
(2)	Adjusted cost of revenue under reconciling items includes inter and intra segment eliminations and unallocated expenses.
(3)	Revenue under reconciling items includes inter and intra segment eliminations and impact of foreign exchange fluctuations.

The segment results for the six months ended September 30, 2023 are as follows:

	TSLU	MRHP	HCLS	BFSI	Reconciling item (3)	Total
Revenue from external customers
Segment Revenue	$204,949	$161,945	$84,258	$224,498	$(15,259)	$660,391
Payments to repair centers	—	—	—	17,927	—	17,927

Revenue less repair payments (non-GAAP)	204,949	$161,945	$84,258	$206,571	$(15,259)	$642,464
Adjusted cost of revenue (1) (2)	117,906	95,578	57,637	126,814	(296)	397,639

Adjusted gross profit	87,043	66,367	26,621	79,757	(14,963)	244,825
Other costs						107,296
Other income, net						(30,404)
Finance expense						14,638
Amortization of intangible assets						17,413
Share-based compensation expense						29,589
Income- tax expense						18,344

Profit after tax						$87,949

(1)	Excludes share-based compensation expense.
(2)	Adjusted cost of revenue under reconciling items includes inter and intra segment eliminations and unallocated expenses.
(3)	Revenue under reconciling items includes inter and intra segment eliminations and impact of foreign exchange fluctuations.

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

The segment results for the six months ended September 30, 2022 are as follows:

	TSLU	MRHP	HCLS	BFSI	Reconciling item (3)	Total
Revenue from external customers
Segment Revenue	$182,772	$129,500	$97,467	$201,671	$(8,963)	$602,447
Payments to repair centers	—	—	—	38,332	—	38,332

Revenue less repair payments (non-GAAP)	182,772	$129,500	$97,467	$163,339	$(8,963)	$564,115
Adjusted cost of revenue (1) (2)	110,583	79,218	70,765	101,569	(3,180)	358,955

Adjusted gross profit	72,189	50,282	26,702	61,770	(5,783)	205,160
Other costs						88,098
Other income, net						(6,550)
Finance expense						7,246
Amortization of intangible assets						8,259
Share-based compensation expense						26,258
Income- tax expense						15,620

Profit after tax						$66,229

(1)	Excludes share-based compensation expense.
(2)	Adjusted cost of revenue under reconciling items includes inter and intra segment eliminations and unallocated expenses.
(3)	Revenue under reconciling items includes inter and intra segment eliminations and impact of foreign exchange fluctuations.

No client individually accounted for 10% or more of the total revenue during the three and six months ended September 30, 2023 and September 30, 2022.

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

External revenue

Revenues from the geographic segments are based on the domicile of the customer. The Company’s external revenue by geographic area is as follows:

	Three months ended September 30,		Six months ended September 30,
	2023	2022	2023	2022
Jersey, Channel Islands	$—	$—	$—	$—
North America (primarily the US)	158,113	151,807	315,898	292,977
UK	92,198	88,408	181,860	181,400
Europe (excluding the UK)	27,535	20,830	55,125	39,931
Australia	21,582	19,030	42,253	36,161
South Africa	3,504	3,110	6,999	6,380
Rest of world	30,958	23,914	58,256	45,598

Total	$333,890	$307,099	$660,391	$602,447

29.	Commitment and contingencies

Capital commitments

As at September 30, 2023 and March 31, 2023, the Company had committed to spend approximately $10,089 and $17,942, respectively, under agreements to purchase property and equipment. These amounts are net of capital advances paid in respect of these purchases.

Bank guarantees and others

Certain subsidiaries of the Company hold bank guarantees aggregating $923 and $924 as at September 30, 2023 and March 31, 2023, respectively. These guarantees have a remaining expiry term ranging from one to five years.

Restricted time deposits placed with bankers as security for guarantees given by them to regulatory authorities and other third parties aggregating $459 and $484 as at September 30, 2023 and March 31, 2023, respectively, are included in other assets. These deposits represent cash collateral against bank guarantees issued by the banks on behalf of the Company to third parties.

Contingencies

In the ordinary course of business, the Company is involved in lawsuits, claims and administrative proceedings. While uncertainties are inherent in the final outcome of these matters, the Company believes, after consultation with counsel, that the disposition of these proceedings will not have a material adverse effect on the Company’s financial position, results of operations or cash flows.

Part II — MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion in conjunction with our unaudited condensed consolidated financial statements and the related notes included elsewhere in this report. We urge you to carefully review and consider the various disclosures made by us in this report and in our other SEC filings, including our annual report on Form 20-F for our fiscal year ended March 31, 2023. Some of the statements in the following discussion are forward-looking statements. See “Special note regarding forward-looking statements.”

Overview

We are a leading global provider of BPM services, offering comprehensive data, voice, analytical and business transformation services with a blended onshore, near shore and offshore delivery model. We transfer the business processes of our clients to our delivery centers which are located in Canada, China, Costa Rica, India, Malaysia, the Philippines, Poland, Romania, South Africa, Sri Lanka, Turkey, the UK, and the US, with a view to offer cost savings, operational flexibility, improved quality and actionable insights to our clients. We seek to help our clients “transform” their businesses by identifying business and process optimization opportunities through technology-enabled solutions, improvements to their processes, global delivery capabilities, analytics and an understanding of their business.

We win outsourcing engagements from our clients based on our domain knowledge of their business, our experience in managing the specific processes they seek to outsource and our customer-centric approach. Effective April 1, 2023, we adopted a new organizational structure featuring four strategic business units (“SBUs”), each headed by a chief business officer. Under the new organizational structure, we combined our prior verticals into the four SBUs. The new structure is intended to help drive improved outcomes for global clients and enable us to better drive business synergies, enhance scalability, generate operating leverage, and create organizational depth. We now manage and report financial information through our four SBUs, which reflects how management reviews financial information and makes operating decisions.

Our operating segments, effective April 1, 2023, are as follows:

•	Banking/Financial Services, and Insurance (“BFSI”) SBU (comprising our prior banking and financial services, and insurance verticals),

•	Travel, Shipping/Logistics, and Utilities (“TSLU’’) SBU (comprising our prior travel and leisure, shipping and logistics, and utilities verticals),

•	Manufacturing/Retail/Consumer, Hi-tech/Professional Services, and Procurement (“MRHP”) SBU (comprising our prior diversified businesses and hi-tech and professional services verticals), and

•	Healthcare/Life Sciences (“HCLS”) SBU (comprising prior our healthcare vertical).

Our portfolio of services includes specific processes that are tailored to address our clients’ specific business and industry practices. In addition, we offer a set of shared services that are common across multiple industries, including finance and accounting, customer experience services, research and analytics, technology services, legal services, and human resources outsourcing.

Although we typically enter into long-term contractual arrangements with our clients, these contracts can usually be terminated with or without cause by our clients and often with short notice periods. Nevertheless, our client relationships tend to be long-term in nature given the scale and complexity of the services we provide coupled with risks and costs associated with switching processes in-house or to other service providers. We structure each contract to meet our clients’ specific business requirements and our target rate of return over the life of the contract. In addition, since the sales cycle for offshore BPM is long and complex, it is often difficult to predict the timing of new client engagements. As a result, we may experience fluctuations in growth rates and profitability from quarter to quarter, depending on the timing and nature of new contracts. Our operating results may also differ significantly from quarter to quarter due to seasonal changes in the operations of our clients. For example, our clients in the TSLU segment typically experience seasonal changes in their operations in connection with the US summer holiday season, as well as episodic factors such as adverse weather conditions. Our focus, however, is on deepening our client relationships and maximizing shareholder value over the life of a client’s relationship with us.

The following table represents our revenue (a GAAP financial measure) for the periods indicated:

	Three months ended September 30,		Six months ended September 30,
	2023	2022	2023	2022
	(US dollars in millions)
Revenue	$333.9	$307.1	$660.4	$602.4

Our revenue is generated primarily from providing BPM services. We have four reportable segments for financial statement reporting purposes — BFSI, TSLU, MRHP and HCLS. In our BFSI segment, we provide “fault” repairs. For “fault” repairs, we provide claims handling and repair management services, where we arrange for automobile repairs through a network of third party repair centers. In our repair management services, where we act as the principal in our dealings with the third party repair centers and our clients, the amounts which we invoice to our clients for payments made by us to third party repair centers are reported as revenue. Where we are not the principal in providing the services, we record revenue from repair services net of repair cost. See Note 2(s) to our consolidated financial statements included elsewhere in this annual report. Since we wholly subcontract the repairs to the repair centers, we evaluate the financial performance of our “fault” repair business based on revenue less repair payments to third party repair centers, which is a non-GAAP financial measure. We believe that revenue less repair payments (a non-GAAP financial measure) for “fault” repairs reflects more accurately the value addition of the BPM services that we directly provide to our clients. Management believes that revenue less repair payments (non-GAAP) may be useful to investors as a more accurate reflection of our performance and operational results.

Revenue less repair payments is a non-GAAP financial measure which is calculated as (a) revenue less (b) in our BFSI segment, payments to repair centers for “fault” repair cases where we act as the principal in our dealings with the third party repair centers and our clients. This non-GAAP financial information is not meant to be considered in isolation or as a substitute for our financial results prepared in accordance with GAAP. Our revenue less repair payments (non-GAAP) may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation.

The following table reconciles our revenue (a GAAP financial measure) to revenue less repair payments (a non-GAAP financial measure) for the periods indicated:

	Three months ended September 30,		Six months ended September 30,
	2023	2022	2023	2022
	(US dollars in millions)
Revenue	$333.9	$307.1	$660.4	$602.4
Less: Payments to repair centers(1)	(8.9)	(17.8)	(17.9)	(38.3)

Revenue less repair payments (non-GAAP)	$325.0	$289.3	$642.5	$564.1

Note:

(1)	Consists of payments to repair centers in our BFSI segment for “fault” repair cases where we act as the principal in our dealings with the third party repair centers and our clients.

The following table sets forth our constant currency revenue less repair payments (a non-GAAP financial measure) for the periods indicated. Constant currency revenue less repair payments is a non-GAAP financial measure. We present constant currency revenue less repair payments (non-GAAP) so that revenue less repair payments (non-GAAP) may be viewed without the impact of foreign currency exchange rate fluctuations, thereby facilitating period-to-period comparisons of business performance. Constant currency revenue less repair payments (non-GAAP) is presented by recalculating prior period’s revenue less repair payments (non-GAAP) denominated in currencies other than in US dollars using the foreign exchange rate used for the latest period, without taking into account the impact of hedging gains/losses. Our non-US dollar denominated revenue includes, but is not limited to, revenue denominated in pound sterling, the Australian dollar, the Euro and the South African rand. Management believes constant currency revenue less repair payments (non-GAAP) may be useful to investors in evaluating the underlying operating performance of our company. This non-GAAP financial information is not meant to be considered in isolation or as a substitute for our financial results prepared in accordance with GAAP. Our constant currency revenue less repair payments (non-GAAP) may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation.

	Three months ended September 30,		Six months ended September 30,
	2023	2022	2023	2022
	(US dollars in millions)
Revenue less repair payments (non-GAAP)	$325.0	$289.3	$642.5	$564.1
Exchange rate impact	1.4	4.8	3.1	1.7

Constant currency revenue less repair payments (non-GAAP)	$326.3	$294.1	$645.5	$565.9

Global Economic Conditions

As we have operations in 13 countries and service clients across multiple geographic regions, our business, financial performance and results of operations depend significantly on worldwide macroeconomic and geo-political conditions. Recent economic conditions and geo-political developments have been and continue to be challenging for global economies and could materially and adversely affect our business and financial performance.

Economic factors, such as recessionary economic cycles, inflation, rising interest rates, fluctuations in foreign exchange rates, monetary tightening and volatility in the financial markets, have impacted, and may continue to impact, our business, financial condition and results of operations. The current global economic uncertainty and the possibility of continued turbulence or uncertainty in the European, US, Asian and international financial markets and economies have adversely affected, and may continue to adversely affect, our and our clients’ liquidity and financial condition. High levels of inflation in the various geographies where we operate in have resulted in increased supply costs, which in turn have impacted pricing and consumer demand. Rising interest rates, coupled with illiquid credit markets and wider credit spreads, may increase our cost of borrowing and cause credit to become more limited, which could have a material adverse effect on not only on our financial condition, liquidity and cash flows, but also on our clients’ ability to use credit to purchase our services or to make timely payments to us. In addition, as a result of high debt levels, a number of countries have required and may continue to require additional financial support, sovereign credit ratings have declined and may continue to decline, and there may be default on the sovereign debt obligations of certain countries. Uncertainties remain regarding future central bank and other economic policies in the US and EU. Such adverse macroeconomic conditions economic conditions may further lead to increased volatility in the currency and financial markets globally. For example, the recent appreciation of the US dollar may have an unpredictable impact on our company in a number of ways, including the conversion of our operating results into our reporting currency, the US dollar. For further information, see ““Part III — Risk Factors — Risks Related to Our Business”. Currency fluctuations among the Indian rupee, the pound sterling, the US dollar, the Australian dollar, the Euro, the South African rand and the Philippine peso could have a material adverse effect on our results of operations.” In addition, volatility in the financial markets could have a material impact on our ADS price. We cannot predict the trajectory of the recent economic slowdown or any subsequent economic recovery. If adverse macroeconomic conditions continue for a prolonged period of time or even worsen, our business, financial condition and results of operations will be adversely affected.

Government policies or objectives pursued by countries in which we do business could potentially impact the demand for our services in certain countries. Changes in trade policies, increases in tariffs, the imposition of retaliatory tariffs, including those implemented by the United States, China and Europe and legislation requiring greater oversight of supply chains, may have a material adverse effect on global economic conditions and the stability of global financial markets and may reduce international trade.

Geopolitical crises, such as war, political instability and terrorist attacks, could disrupt our operations. The conflict between Russia and Ukraine and the recent conflict in Israel have led and could lead to significant market and other disruptions, including significant volatility in commodity prices, supply of energy resources, instability in financial markets, supply chain interruptions, political and social instability, changes in consumer or purchaser preferences as well as increase in cyberattacks and espionage. In particular, we have operations in Poland and Romania, which border Ukraine and have been materially and adversely affected by inflation, particularly increases in energy and food prices, resulting from disrupted supplies from Russia and Ukraine. In addition, as a result of the ongoing military conflict, there has been a growing number of migrants in Poland and Romania. Such an influx of migrants could further exacerbate inflation in these two countries, thereby resulting in an upward pressure on wages, which could have a material adverse effect on our operations in these two countries. The length, impact and outcome of the ongoing military conflict in Ukraine are highly unpredictable. If the conflict continues or extends beyond Ukraine, it would continue to have a significant impact on the global economy and our operations in Poland and Romania.

Additionally, major political events, including the UK’s withdrawal from the EU in January 2020, commonly referred to as “Brexit,” has also created uncertainty for businesses such as ours that operate in these markets. While the UK and the EU have ratified a trade and cooperation agreement to govern their relationship after Brexit, the agreement merely sets forth a framework in many respects and requires additional bilateral negotiations between the UK and the EU as both parties continue to work on the rules for implementation. Significant political and economic uncertainty remains about how the precise terms of the relationship between the parties will differ from the terms before withdrawal. Such terms could adversely affect the economic conditions in affected markets as well as the stability of the global financial markets, which in turn have had and may continue to have a material adverse effect on global economic conditions and financial markets, and may significantly reduce global market liquidity, restrict the ability of key market participants to operate in certain financial markets or restrict our access to capital. 23.5% of our revenues and 21.4% of our revenue less repair payments (non-GAAP) in the three months ended September 30, 2023 and 25.4% of our revenues and 21.4% of our revenue less repair payments (non-GAAP) in fiscal 2023 were denominated in pound sterling. The extent and duration of the decline in the value of the pound sterling to the US dollar and other currencies is unknown at this time. A long-term reduction in the value of the pound sterling as a result of Brexit or otherwise could adversely impact our earnings growth rate and profitability. Although we believe that our hedging program is effective, there is no assurance that it will protect us against fluctuations in foreign currency exchange rates.

In addition to the pound sterling, a weakening of the rate of exchange for the US dollar or, to a lesser extent, the Australian dollar or the Euro (in which our revenue is principally denominated) against the Indian rupee, or to a lesser extent, the Philippine peso or the South African rand (in which a significant portion of our costs are denominated) would also adversely affect our results.

Fluctuations between the Indian rupee, the Philippine peso, the pound sterling, the South African rand, the Euro, or the Australian dollar, on the one hand, and the US dollar, on the other hand, also expose us to translation risk when transactions denominated in these currencies are translated into US dollars, our reporting currency. The exchange rates between each of the Indian rupee, the Philippine peso, the pound sterling, the South African rand, the Euro, and the Australian dollar, on the one hand, and the US dollar, on the other hand, have changed substantially in recent years and may fluctuate substantially in the future.

For example, the Indian rupee depreciated against the US dollar by an average of 3.6%, the South African rand depreciated against the US dollar by an average of 9.5%, and the Australian dollar depreciated against the US dollar by an average of 4.2% for the three months ended September 30, 2023 as compared to the average exchange rates for the three months ended September 30, 2022, while the pound sterling appreciated against the US dollar by an average of 7.7%, the Euro appreciated against the US dollar by an average of 8.0% and the Philippine peso appreciated against the US dollar by an average of 0.9%, for the three months ended September 30, 2023 as compared to the average exchange rates for the three months ended September 30, 2022.

The depreciation of the Indian rupee and the South African rand and the appreciation of the pound sterling and the Euro, in each case against the US dollar, for the three months ended September 30, 2023 as compared to the average exchange rates for the three months ended September 30, 2022, positively impacted our results of operations during that period, while the depreciation of the Australian dollar against the US dollar, negatively impacted our results of operations during that period.

Impact of COVID-19

In May 2023, the World Health Organization declared that COVID-19 was no longer a global emergency. Countries around the world have also relaxed restrictions imposed over the past three years during the global outbreak of COVID-19, including the travel restrictions. However, the possibility of a future resurgence of COVID-19 remains in many countries around the world, including countries where all of our delivery centers are located, which may create, significant uncertainty and disruption in the future.

The COVID-19 pandemic has had a significant impact on the global economy, our clients’ businesses, and on our operations, financial performance, and visibility of business outlook. It has required organizations around the world, including our Company, to re-think their business strategies around service delivery, workforce management, information technology, cyber security and data privacy. The pandemic has played a major role in reshaping the global economy and demand for our services from a number of our clients across industries, depending on the ability of each client, and the nature of their industries, products and services, in coping with the “new normal”.

We have seen a deterioration in many of our clients’ businesses, and the outlook going forward remains uncertain and volatile. Our revenue has faced pressure from declined clients’ demand volumes, delays in new business ramp-ups. However, for fiscal 2022, fiscal 2023 and the six months ended September 30, 2023, we experienced revenue improvement on a year-on-year basis, as our clients’ businesses began to recover. Such improvement was driven by broad-based revenue growth across operating segments and service offerings and reduced COVID-19 headwinds. These benefits more than offset the impact of wage increases and increased facility-related and business continuity costs.

We have a business continuity planning mechanism in place and are actively working to understand our clients’ changing requirements, adapt delivery to a “hybrid” model, ensure data security, prioritize critical processes, adjust service levels and manage discretionary costs (such as travel costs) and fixed costs (such as personnel costs). Our “hybrid” delivery capability steadily improved throughout fiscal 2022 and fiscal 2023, from delivering over 80% of our clients’ requirements in April 2020 to 100% of our clients’ requirements in the second, third and fourth quarters of fiscal 2022 and throughout fiscal 2023 and the first half of fiscal 2024. In addition, we have also worked, and continue to work with national, state, and local authorities, so as to comply with applicable rules and regulations related to “hybrid” and “work from home” models.

The COVID-19 pandemic, along with its impact on ways of working and talent access, required us to increase our expenses to ensure an adequate transition due to the need to ensure the continuity of our operations. For example, we have incurred costs as we significantly shifted towards a “hybrid” model, where we purchased additional equipment (such as desktops and laptops) for our employees’ home use, software and internet connectivity devices, productivity enhancement technology tools, provided accommodation, meal and transportation allowances and overtime compensation to our employees and organized sanitization and cleaning of our offices and facilities. As a result of these early investments, we are now able to execute a “hybrid” model for both existing and new clients. We expect that we will continue to require additional expenditures to meet evolving client requirements for flexible work arrangements and expanded services to support areas outside of their traditional business focus. We also expect that we will continue to incur additional costs to monitor and improve operational efficiency of our “hybrid” model, invest in information technology solutions and security measures to safeguard against information security risks and incrementally transition to a “hybrid” model on a limited basis as local restrictions ease and circumstances permit, including costs to implement safeguards to protect the health and safety of our employees as they gradually return to the office. We believe that these short-to-medium term costs incurred might benefit us in the long term, as these steps have broadened our “hybrid” capabilities, which we expect to become an opportunity and a permanent feature in our future delivery strategy, as well as our business continuity plans, given that the COVID-19 pandemic has caused our clients to critically evaluate their business models and potentially adopt a shift towards BPM and a greater willingness to embrace digital transformation services and technology-enabled, automated process solutions.

In the longer term, while we remain confident in our business and the quality of our services, the magnitude of COVID-19’s impact to our business and financial performance in fiscal 2024 and beyond will be a function of several factors, including, but not limited to, the following:

•	the possibility of a resurgence of COVID-19 in the future;

•	the level of demand for services from clients across the industries, including the demand within their own customer base that we serve;

•

our ability to implement policies and measures to ensure the health and safety of our employees, such as conducting temperature screening for all personnel and visitors, ensuring adequate cleaning of our offices and facilities and having adequately aware and trained medical staff;

•

the impact and challenge of managing “remote working” arrangements on the effectiveness of our productivity or operating capability, due to varying local governmental regulations, client requirements, size and scale of operations and technology or infrastructure issues, such as hardware access, software compatibility and internet connectivity;

•	the volatility in exchange rate movements; and

•	the development of COVID-19 globally and the duration that it will take for our clients’ businesses to stabilize and recover.

We continue to work closely with our clients to maximize our ability to service their rapidly changing business requirements.

As at September 30, 2023, we have cash and cash equivalents and investments of $248.1 million, unutilized lines of credit amounting to $128.8 million and long-term debt amounting to $154.4 million. Based on our current level of operations, we expect that our anticipated cash generated from operating activities, cash and cash equivalents on hand, and use of existing credit facilities will be sufficient to fund our debt repayment obligations, estimated capital expenditures, share repurchases and working capital needs for the next 12 months. However, under the current challenging economic and business conditions as discussed under “— Global Economic Conditions,” there can be no assurance that our business activity would be maintained at the expected level to generate the anticipated cash flows from operations. Also, see “— Liquidity and Capital Resources” for more information.

Following the COVID-19 pandemic, more businesses globally continue to adopt delivery models with improved technology infrastructure, and incorporate elements of the “work from home” model. Countries may enact more flexible labor laws, which may potentially expand a company’s employee base to include a higher number of part-time and gig workers, such as independent contractors, online platform workers, contract firm workers and on-call workers. This may allow businesses such as ours to expand delivery models beyond the larger cities and into the smaller ones, for example, Tier 2 and Tier 3 cities in India.

For further information, see “Part III — Risk Factors — Risks Related to Our Business — Our business operations and future growth have been, and may continue to be, negatively impacted on account of the COVID-19 pandemic.”

Revenue

We generate revenue by providing BPM services to our clients. The following table shows our revenue (a GAAP financial measure) and revenue less repair payments (a non-GAAP financial measure) for the periods indicated:

	Three months ended September 30,		Change		Six months ended September 30,		Change
	(US dollars in millions)				(US dollars in millions)
	2023	2022	$	%	2023	2022	$	%
Revenue	$333.9	$307.1	26.8	8.7%	$660.4	$602.4	57.9	9.6%
Revenue less repair payments (non-GAAP)	$325.0	$289.3	35.7	12.3%	$642.5	$564.1	78.3	13.9%

Our revenue is characterized by client, operating segment, service type, geographic and contract type diversity, as the analysis below indicates.

Revenue by Top Clients

For the three months ended September 30, 2023 and 2022, the percentage of revenue and revenue less repair payments (non-GAAP) that we derived from our largest clients were in the proportions set forth in the following table:

	As a percentage of revenue		As a percentage of revenue less repair payments (non-GAAP)
	Three months ended September 30,		Three months ended September 30,
	2023	2022	2023	2022
Top client	4.6%	7.1%	4.7%	7.6%
Top five clients	20.9%	24.8%	21.4%	26.2%
Top ten clients	31.9%	39.5%	32.5%	39.8%
Top twenty clients	45.5%	53.0%	45.7%	52.6%

	As a percentage of revenue		As a percentage of revenue less repair payments (non-GAAP)
	Three months ended September 30,		Three months ended September 30,
	2022	2021	2022	2021
Top client	7.1%	7.1%	7.6%	7.6%
Top five clients	24.8%	29.9%	26.2%	28.2%
Top ten clients	39.5%	43.6%	39.8%	41.9%
Top twenty clients	53.0%	58.3%	52.6%	55.4%

For the six months ended September 30, 2023 and 2022, the percentage of revenue and revenue less repair payments (non-GAAP) that we derived from our largest clients were in the proportions set forth in the following table:

	As a percentage of revenue		As a percentage of revenue less repair payments (non-GAAP)
	Six months ended September 30,		Six months ended September 30,
	2023	2022	2023	2022
Top client	4.5%	7.2%	4.6%	7.7%
Top five clients	21.1%	25.5%	21.7%	26.4%
Top ten clients	32.5%	40.2%	33.2%	40.3%
Top twenty clients	46.0%	54.0%	46.4%	53.4%

Revenue by SBUs

For the three months ended September 30, 2023 and 2022, the percentage of revenue and revenue less repair payments (non-GAAP) that we derived from our SBUs were in the proportions set forth in the following table:

	As a percentage of revenue		As a percentage of revenue less repair payments (non-GAAP)
	Three months ended September 30,		Three months ended September 30,
Strategic Business Unit	2023	2022	2023	2022
BFSI	34.3%	33.3%	32.5%	29.2%
TSLU	30.8%	30.6%	31.6%	32.5%
MRHP	24.2%	22.0%	24.9%	23.3%
HCLS	13.0%	15.8%	13.4%	16.8%
Reconciling item (1)	(2.3)%	(1.7)%	(2.4)%	(1.8)%

Total	100.0%	100.0%	100.0%	100.0%

Note:

(1)	Revenue under reconciling items includes inter and intra segment eliminations and impact of foreign exchange fluctuations

For the six months ended September 30, 2023 and 2022, the percentage of revenue and revenue less repair payments (non-GAAP) that we derived from our SBUs were in the proportions set forth in the following table:

	As a percentage of revenue		As a percentage of revenue less repair payments (non-GAAP)
	Six months ended September 30,		Six months ended September 30,
Strategic Business Unit	2023	2022	2023	2022
BFSI	34.0%	33.5%	32.2%	28.9%
TSLU	31.0%	30.3%	31.9%	32.4%
MRHP	24.5%	21.5%	25.2%	22.9%
HCLS	12.8%	16.2%	13.1%	17.3%
Reconciling item (1)	(2.3)%	(1.5)%	(2.4)%	(1.5)%

Total	100.0%	100.0%	100.0%	100.0%

Note:

(1)	Revenue under reconciling items includes inter and intra segment eliminations and impact of foreign exchange fluctuations

Certain services that we provide to our clients are subject to the seasonality of our clients’ business. Accordingly, we typically see an increase in transaction related services within the TSLU segment during holiday seasons, such as during the US summer holidays (our fiscal second quarter); an increase in insurance-related business in the BFSI segment during the beginning and end of the fiscal year (our fiscal first and last quarters) and during the US peak winter season (our fiscal third quarter); and an increase in consumer product business in the MRHP segment during the US festive season towards the end of the calendar year when new product launches and campaigns typically happen (our fiscal third quarter)

Revenue by Service Type

For the three months ended September 30, 2023 and 2022, our revenue and revenue less repair payments (non-GAAP) were diversified across service types in the proportions set forth in the following table:

	As a percentage of revenue		As a percentage of revenue less repair payments (non-GAAP)
	Three months ended September 30,		Three months ended September 30,
Service Type	2023	2022	2023	2022
Industry-specific (1)	40.0%	43.2%	38.3%	39.7%
Finance and accounting	21.9%	23.1%	22.5%	24.5%
Customer experience services	20.4%	19.6%	21.0%	20.8%
Research and analytics	12.3%	9.7%	12.7%	10.2%
Others (2)	5.4%	4.4%	5.5%	4.8%

Total	100.0%	100.0%	100.0%	100.0%

Notes:

(1)

Previously, we presented revenue and revenue less repair payments (non-GAAP) generated from “auto claims” service type separately. Commencing fiscal first quarter ended June 30, 2023, in line with our new organization structure that we adopted effective April 1, 2023, we have included such revenue and revenue less repair payments (non-GAAP) under “industry-specific” service type. The revenues from “auto claims” service type for the three months ended September 30, 2022 have similarly been included under “industry-specific” service type for comparative purposes.

(2)	Others includes revenue from technology services, legal services, and human resource outsourcing services.

For the six months ended September 30, 2023 and 2022, our revenue and revenue less repair payments (non-GAAP) were diversified across service types in the proportions set forth in the following table:

	As a percentage of revenue		As a percentage of revenue less repair payments (non-GAAP)
	Six months ended September 30,		Six months ended September 30,
Service Type	2023	2022	2023	2022
Industry-specific (1)	40.1%	44.3%	38.4%	40.5%
Finance and accounting	22.2%	22.8%	22.8%	24.4%
Customer experience services	20.3%	19.0%	20.9%	20.3%
Research and analytics	12.2%	10.5%	12.5%	11.2%
Others (2)	5.2%	3.4%	5.4%	3.5%

Total	100.0%	100.0%	100.0%	100.0%

Note:

(1)

Previously, we presented revenue and revenue less repair payments (non-GAAP) generated from “auto claims” service type separately. Commencing fiscal first quarter ended June 30, 2023, in line with our new organization structure that we adopted effective April 1, 2023, we have included such revenue and revenue less repair payments (non-GAAP) under “industry-specific” service type. The revenues from “auto claims” service type for the six months ended September 30, 2022 have similarly been included under “industry-specific” service type for comparative purposes.

(2)	Others includes revenue from technology services, legal services, and human resource outsourcing services.

Revenue by Geography

For the three months ended September 30, 2023 and 2022, our revenue and revenue less repair payments (non-GAAP) were derived from the following geographies (based on the location of our clients) in the proportions set forth below in the following table:

	As a percentage of revenue		As a percentage of revenue less repair payments (non-GAAP)
	Three months ended September 30,		Three months ended September 30,
Geography	2023	2022	2023	2022
North America (primarily the US)	47.4%	49.4%	48.7%	52.5%
UK	27.6%	28.8%	25.6%	24.4%
Europe (excluding the UK)	8.2%	6.8%	8.5%	7.2%
Australia	6.5%	6.2%	6.6%	6.6%
South Africa	1.0%	1.0%	1.1%	1.1%
Rest of world	9.3%	7.8%	9.5%	8.2%

Total	100.0%	100.0%	100.0%	100.0%

For the six months ended September 30, 2023 and 2022, our revenue and revenue less repair payments (non-GAAP) were derived from the following geographies (based on the location of our clients) in the proportions set forth below in the following table:

	As a percentage of revenue		As a percentage of revenue less repair payments (non-GAAP)
	Six months ended September 30,		Six months ended September 30,
Geography	2023	2022	2023	2022
North America (primarily the US)	47.8%	48.6%	49.2%	51.9%
UK	27.5%	30.1%	25.5%	25.4%
Europe (excluding the UK)	8.3%	6.6%	8.6%	7.1%
Australia	6.4%	6.0%	6.6%	6.4%
South Africa	1.1%	1.1%	1.1%	1.1%
Rest of world	8.9%	7.6%	9.0%	8.1%

Total	100.0%	100.0%	100.0%	100.0%

Revenue by Location of Delivery Centers

For the three months ended September 30, 2023 and 2022, our revenue and revenue less repair payments (non-GAAP) were derived from the following geographies (based on the location of our delivery centers) in the proportions set forth in the following table:

	As a percentage of revenue		As a percentage of revenue less repair payments (non-GAAP)
	Three months ended September 30,		Three months ended September 30,
Location of Delivery Center	2023	2022	2023	2022
India	55.0%	51.2%	56.5%	54.4%
Philippines	14.4%	13.8%	14.8%	14.6%
United States(1)	12.1%	15.4%	12.4%	16.4%
South Africa	6.0%	4.9%	6.2%	5.2%
UK(2)	5.7%	9.0%	3.1%	3.4%
Romania	2.0%	1.5%	2.0%	1.6%
Sri Lanka	1.3%	1.4%	1.3%	1.5%
China	1.2%	1.2%	1.2%	1.2%
Poland	0.9%	0.4%	0.9%	0.4%
Costa Rica	0.8%	0.4%	0.8%	0.5%
Australia(3)	0.5%	0.4%	0.5%	0.5%
Spain(4)	0.1%	0.4%	0.3%	0.3%
Malaysia	0.0%	—%	0.0%	—%

Total	100.0%	100.0%	100.0%	100.0%

Notes:

(1)	Includes revenue and revenue less repair payments (non-GAAP) derived from Canada, which was not significant.
(2)	Includes revenue and revenue less repair payments (non-GAAP) derived from Turkey and Germany, which were not significant.
(3)	Revenue from Australia is for a process being delivered under our “work from home” model. We do not have any delivery center in Australia.
(4)

In March 2023, WNS closed its delivery center in Spain. Commencing fiscal first quarter ended June 30, 2023, revenue from Spain is for processes being delivered under our “work from home” model. We do not have any delivery center in Spain. For the six months ended September 30, 2023 and 2022, our revenue and revenue less repair payments (non-GAAP) were derived from the following geographies (based on the location of our delivery centers) in the proportions set forth in the following table:

	As a percentage of revenue		As a percentage of revenue less repair payments (non-GAAP)
	Six months ended September 30,		Six months ended September 30,
Location of Delivery Center	2023	2022	2023	2022
India	54.2%	50.9%	55.7%	54.4%
Philippines	14.4%	13.5%	14.8%	14.4%
United States(1)	12.6%	15.5%	13.0%	16.5%
South Africa	5.7%	4.9%	5.9%	5.3%
UK(2)	6.0%	9.7%	3.3%	3.6%
Romania	2.1%	1.5%	2.2%	1.6%
Sri Lanka	1.3%	1.3%	1.4%	1.4%
China	1.2%	1.2%	1.2%	1.2%
Poland	1.0%	0.4%	1.0%	0.4%
Costa Rica	0.7%	0.4%	0.7%	0.4%
Australia(3)	0.5%	0.4%	0.5%	0.4%
Spain(4)	0.3%	0.3%	0.3%	0.4%
Malaysia	0.0%	-%	0.0%	—%

Total	100.0%	100.0%	100.0%	100.0%

Notes:

(1)	Includes revenue and revenue less repair payments (non-GAAP) derived from Canada, which were not significant.
(2)	Includes revenue and revenue less repair payments (non-GAAP) derived from Turkey and Germany, which were not significant.
(3)	Revenue from Australia is for processes being delivered under our “work from home” model. We do not have any delivery center in Australia.
(4)

In March 2023, WNS closed its delivery center in Spain. Commencing fiscal first quarter ended June 30, 2023, revenue from Spain is for processes being delivered under our “work from home” model. We do not have any delivery center in Spain.

Our Contracts

We provide our services under contracts with our clients, which typically range from three to five years, with some being rolling contracts with no end dates. Typically, these contracts can be terminated by our clients with or without cause and with short notice periods. However, we tend to have long-term relationships with our clients given the complex and comprehensive nature of the business processes executed by us, coupled with the switching costs and risks associated with relocating these processes in-house or to other service providers.

Each client contract has different terms and conditions based on the scope of services to be delivered and the requirements of that client. Occasionally, we may incur significant costs on certain contracts in the early stages of implementation, with the expectation that these costs will be recouped over the life of the contract to achieve our targeted returns. Each client contract has corresponding service level agreements that define certain operational metrics based on which our performance is measured. Some of our contracts specify penalties or damages payable by us in the event of failure to meet certain key service level standards within an agreed upon time frame.

When we are engaged by a client, we typically transfer that client’s processes to our delivery centers over a six-month period. This transfer process is subject to a number of potential delays. Therefore, we may not recognize significant revenue until several months after commencing a client engagement.

We charge for our services based on the following pricing models:

1)	per full-time-equivalent arrangements, which typically involve billings based on the number of full-time employees (or equivalent) deployed on the execution of the business process outsourced;

2)	per transaction arrangements, which typically involve billings based on the number of transactions processed (such as the number of e-mail responses, or airline coupons or insurance claims processed);

3)	subscription arrangements, which typically involve billings based on per member per month, based on contractually agreed rates;

4)	fixed-price arrangements, which typically involve billings based on achievements of pre-defined deliverables or milestones;

5)

outcome-based arrangements, which typically involve billings based on the business result achieved by our clients through our service efforts (such as measured based on a reduction in days sales outstanding, an improvement in working capital, an increase in collections or a reduction in operating expenses); or

6)

other pricing arrangements, including cost-plus arrangements, which typically involve billing the contractually agreed direct and indirect costs and a fee based on the number of employees deployed under the arrangement.

Apart from the above-mentioned pricing methods, a small portion of our revenue is comprised of reimbursements of out-of-pocket expenses incurred by us in providing services to our clients.

Outcome-based arrangements are examples of non-linear pricing models where revenues from platforms and solutions and the services we provide are linked to usage or savings by clients rather than the efforts deployed to provide these services. We intend to focus on increasing our service offerings that are based on non-linear pricing models that allow us to price our services based on the value we deliver to our clients rather than the headcount deployed to deliver the services to them. We believe that non-linear pricing models help us to grow our revenue without increasing our headcount. Accordingly, we expect increased use of non-linear pricing models to result in higher revenue per employee and improved margins. Non-linear revenues may be subject to short-term pressure on margins, however, as initiatives in developing the products and services take time to deliver. Moreover, in outcome-based arrangements, we bear the risk of failure to achieve clients’ business objectives in connection with these projects. For more information, see “Part III — Risk Factors — Risks Related to Our Business — If our pricing structures do not accurately anticipate the cost and complexity of performing our work, our profitability may be negatively affected.”

Revenue by Contract Type

For the three months ended September 30, 2023 and 2022, our revenue and revenue less repair payments (non-GAAP) were diversified by contract type in the proportions set forth in the following table:

	As a percentage of revenue		As a percentage of revenue less repair payments (non-GAAP)
	Three months ended September 30,		Three months ended September 30,
Contract Type	2023	2022	2023	2022
Full-time-equivalent	70.5%	67.9%	72.4%	72.1%
Transaction	13.8%	14.7%	11.5%	9.5%
Subscription	5.4%	8.2%	5.5%	8.8%
Fixed price	5.6%	5.4%	5.7%	5.7%
Others(1)	4.7%	3.8%	4.9%	3.9%

Total	100.0%	100.0%	100.0%	100.0%

Note:

(1)

Others includes revenue from “outcome-based arrangements”, which typically involve billings based on the business result achieved by our clients through our services (such as reduction in days sales outstanding, an improvement in working capital, an increase in collections and a reduction in operating expenses).

For the six months ended September 30, 2023 and 2022, our revenue and revenue less repair payments (non-GAAP) were diversified by contract type in the proportions set forth in the following table:

	As a percentage of revenue		As a percentage of revenue less repair payments (non-GAAP)
	Six months ended September 30,		Six months ended September 30,
Contract Type	2023	2022	2023	2022
Full-time-equivalent	70.6%	66.4%	72.6%	70.9%
Transaction	14.0%	15.6%	11.6%	9.9%
Subscription	5.3%	8.3%	5.5%	8.9%
Fixed price	5.3%	5.4%	5.4%	5.8%
Others(1)	4.8%	4.3%	4.9%	4.5%

Total	100.0%	100.0%	100.0%	100.0%

Note:

(1)

Others includes revenue from “outcome-based arrangements”, which typically involve billings based on the business result achieved by our clients through our services (such as reduction in days sales outstanding, an improvement in working capital, an increase in collections and a reduction in operating expenses).

Expenses

The majority of our expenses consist of cost of revenue and operating expenses. The key components of our cost of revenue are employee costs, payments to repair centers, facilities costs, depreciation, legal and professional costs, and travel expenses. Our operating expenses include selling and marketing expenses, general and administrative expenses, foreign exchange gains and losses and amortization of intangible assets. Our non-operating expenses include finance expenses as well as other expenses recorded under “other income, net.”

Cost of Revenue

Employee costs represent the largest component of cost of revenue. In addition to employee salaries, employee costs include costs related to recruitment, training and retention, and share-based compensation expense. Historically, our employee costs have increased primarily due to increases in the number of employees to support our growth and, to a lesser extent, to recruit, train and retain employees. Salary levels in India and our ability to efficiently manage and retain our employees significantly influence our cost of revenue. See “Part I — Item 4. Information on the Company — B. Business Overview — Human Capital” of our annual report on Form 20-F for our fiscal year ended March 31, 2023. Regulatory developments may, however, result in wage increases in India and increase our cost of revenue.

For example, the Code on Wages 2019, Industrial Relations Code 2020, Social Security Code 2020 and Occupational Safety, Health & Working Condition Code 2020 received assent from the President of India on September 28, 2020. However, the rules implementing these Acts have not yet been published and the effective date from which these changes are applicable has yet to be announced. Accordingly, while we are unable to ascertain with certainty the financial impact due to these changes, it is possible that our wage costs in India may increase as a result of these changes when they become effective. See “Part III — Risk Factors — Risks Related to Our Business — Wage increases may prevent us from sustaining our competitive advantage and may reduce our profit margin.” We seek to mitigate these cost increases through improvements in employee productivity, employee retention and asset utilization.

Our facilities costs comprise lease rentals, utilities cost, facilities management and telecommunication network cost. Most of our leases for our facilities are long-term agreements and have escalation clauses which provide for increases in rent at periodic intervals. Most of these agreements have clauses that have fixed escalation of lease rentals.

We create capacity in our operational infrastructure ahead of anticipated demand as it takes six to nine months to build up a new site. Hence, our cost of revenue as a percentage of revenue may be higher during periods in which we carry such additional capacity.

Once we are engaged by a client in a new contract, we normally have a transition period to transfer the client’s processes to our delivery centers and accordingly incur costs related to such transfer.

Selling and Marketing Expenses

Our selling and marketing expenses comprise primarily employee costs for sales and marketing personnel, share-based compensation expense, brand building expenses, legal and professional fees, travel expenses, and other general expenses relating to selling and marketing.

General and Administrative Expenses

Our general and administrative expenses comprise primarily employee costs for senior management and other support personnel, share-based compensation expense, legal and professional fees, travel expenses, and other general expenses not related to cost of revenue and selling and marketing. It also includes acquisition related expenses and benefits, including transaction costs, integration expenses and employment-linked earn-out as part of deferred consideration.

Foreign Exchange Loss / (Gain), Net

Foreign exchange loss / (gain), net include:

•	marked to market gains or losses on derivative instruments that do not qualify for “hedge” accounting and are deemed ineffective;

•	realized foreign currency exchange gains or losses on settlement of transactions in foreign currency and derivative instruments; and

•	unrealized foreign currency exchange gains or losses on revaluation of other assets and liabilities.

Amortization of Intangible Assets

Amortization of intangible assets is primarily associated with our acquisitions of Fusion in June 2012, Value Edge Research Services Private Limited (“Value Edge”) in June 2016, Denali Sourcing Services Inc. (“Denali”) in January 2017, MTS HealthHelp Inc. and its subsidiaries (“HealthHelp”) in March 2017, Vuram in July 2022, The Smart Cube in December 2022, OptiBuy in December 2022 and amortization of intangible assets associated with business transfers from CEPROCS in December 2021 and a large insurance company in October 2022.

Other Income, Net

Other income, net comprises interest income, income from investments, income from acquisition related contingent consideration, gain or loss on sale of assets and other miscellaneous income and expenses.

Finance Expense

Finance expense primarily relates to interest charges payable on our term loans and short-term borrowings, transaction costs and gains/losses on settlement of related derivative instruments, interest expense on lease liabilities and changes in the fair value of contingent consideration relating to our acquisitions.

Operating Data

Our profit margin is largely a function of our asset utilization and the rates we are able to recover for our services. One of the most significant components of our asset utilization is our seat utilization rate which is the average number of work shifts per day, out of a maximum of three, for which we are able to utilize our seats. Generally, an improvement in seat utilization rate will improve our profitability unless there are other factors which increase our costs such as an increase in lease rentals, large ramp-ups to build new seats, and increases in costs related to repairs and renovations to our existing or used seats. In addition, an increase in seat utilization rate as a result of an increase in the volume of work will generally result in a lower cost per seat and a higher profit margin as the total fixed costs of our built up seats remain the same while each seat is generating more revenue.

The following table presents certain operating data as at the dates indicated:

	September 30, 2023	June 30, 2023	March 31, 2023	December 31, 2022	September 30, 2022	June 30, 2022
Total head count	59,873	59,871	59,755	57,994	57,503	55,146
Built up seats(1)	39,775	38,945	37,222	37,611	36,401	34,674
Used seats(1)	—	—	—	—	—	—
Seat utilization rate(1) (2)	—	—	—	—	—	—

Notes:

(1)

“Built up seats” refers to the total number of production seats (excluding support functions like finance, human resources, administration and seats dedicated for business continuity planning) that are set up in any premises. “Used seats” refers to the number of built-up seats that are being used by employees. The remainder would be termed “vacant seats.” The vacant seats would get converted into used seats when we increase headcount.

The service delivery capacities of our remote-working employees may not be equivalent to their normal capacities when working in our delivery centers.

The “hybrid” model was in use in the quarters ended September 30, 2023 and June 30, 2023, fiscal 2023 and fiscal 2022. Accordingly, the used seats details and seat utilization rate details are not relevant for the quarters ended September 30, 2023 and June 30, 2023, fiscal 2023 and fiscal 2022. However, we have made significant progress towards in-person operations averaging 69% “work from office” during the three months ended September 30, 2023.

(2)

The seat utilization rate is calculated by dividing the average total headcount by the average number of built up seats to show the rate at which we are able to utilize our built up seats. Average total headcount and average number of built up seats are calculated by dividing the aggregate of the total headcount or number of built up seats, as the case may be, as at the beginning and end of the fiscal year by two.

Critical Accounting Policies

For a description of our critical accounting policies and estimates, refer to “Part I — Item 5. Operating and Financial Review and Prospects — Critical Accounting Policies” and Note 2 to the consolidated financial statements included in our annual report on Form 20-F for the fiscal year ended March 31, 2023.

Effective April 1, 2023, we have adopted a new organizational structure featuring four SBUs, each headed by a chief business officer. Under the new organizational structure, we have combined our prior verticals into the four SBUs. We believe that the new organizational structure will help derive improved outcomes for its global clients and enable us to better drive business synergies, enhance scalability, generate operating leverage and create organizational depth.

Based on the change in the organizational structure, we revised our segment disclosure accordingly. For further details on our segment reporting, refer to Note 28 – Operating Segments of our unaudited condensed interim consolidated financial statements in Part I of this report.

Results of Operations

The following table sets forth certain financial information as a percentage of revenue and revenue less repair payments (non-GAAP) for the periods indicated:

	As a percentage of				As a percentage of
	Revenue		Revenue less repair payments (non-GAAP)		Revenue		Revenue less repair payments (non-GAAP)
	Three months ended September 30,				Six months ended September 30,
	2023	2022	2023	2022	2023	2022	2023	2022
Cost of revenue	63.0%	66.1%	61.9%	64.0%	63.8%	66.6%	62.8%	64.4%
Gross profit	37.0%	33.9%	38.1%	36.0%	36.2%	33.4%	37.2%	35.6%
Operating expenses:
Selling and marketing expenses	5.6%	5.2%	5.8%	5.5%	5.9%	5.0%	6.0%	5.4%
General and administrative expenses	13.9%	14.0%	14.3%	14.9%	14.2%	13.9%	14.5%	14.8%
Foreign exchange loss/(gain), net	0.0%	(0.5)%	0.0%	(0.5)%	(0.1)%	(0.6)%	(0.1)%	(0.6)%
Amortization of intangible assets	2.6%	1.7%	2.7%	1.8%	2.6%	1.4%	2.7%	1.5%
Operating profit	14.9%	13.4%	15.3%	14.3%	13.7%	13.7%	14.1%	14.6%
Other income, net	(7.7)%	(1.0)%	(7.9)%	(1.1)%	(4.6)%	(1.1)%	(4.7)%	(1.2)%
Finance expense	2.2%	1.3%	2.3%	1.4%	2.2%	1.2%	2.3%	1.3%
Income tax expense	3.0%	2.4%	3.1%	2.5%	2.8%	2.6%	2.9%	2.8%
Profit after tax	17.3%	10.8%	17.8%	11.5%	13.3%	11.0%	13.7%	11.7%

The following table reconciles revenue (a GAAP financial measure) to revenue less repair payments (a non-GAAP financial measure) and sets forth payments to repair centers and revenue less repair payments (non-GAAP) as a percentage of revenue for the periods indicated:

	Three months ended September 30,				Six months ended September 30,
	2023	2022	2023	2022	2023	2022	2023	2022
	(US dollars in millions)				(US dollars in millions)
Revenue	$333.9	$307.1	100.0%	100.0%	$660.4	$602.4	100.0%	100.0%
Less: Payments to repair centers	8.9	17.8	2.7%	5.8%	17.9	38.3	2.7%	6.4%

Revenue less repair payments (non-GAAP)	$325.0	$289.3	97.3%	94.2%	$642.5	$564.1	97.3%	93.6%

The following table presents our results of operations for the periods indicated:

	Three months ended September 30,		Six months ended September 30,
	2023	2022	2023	2022
		(US dollars in millions)
Revenue	$333.9	$307.1	$660.4	$602.4
Cost of revenue(1)	210.2	203.0	421.2	401.4

Gross profit	123.7	104.1	239.2	201.0
Operating expenses:
Selling and marketing expenses(2)	18.8	16.0	38.7	30.2
General and administrative expenses(3)	46.5	43.1	93.5	83.5
Foreign exchange loss/(gain), net	(0.0)	(1.6)	(0.9)	(3.5)
Amortization of intangible assets	8.7	5.3	17.4	8.3

Operating profit	49.7	41.3	90.5	82.5
Other income, net	(25.6)	(3.1)	(30.4)	(6.6)
Finance expense	7.5	4.0	14.6	7.2

Profit before income taxes	67.9	40.4	106.3	81.8
Income tax expense	10.0	7.2	18.3	15.6

Profit after tax	$57.8	$33.2	$87.9	$66.2

Notes:

(1)

Includes share-based compensation expense of $1.5 million and $2.0 million for the three months ended September 30, 2023 and 2022, respectively, and $5.6 million and $4.1 million for the six months ended September 30, 2023 and 2022, respectively.

(2)

Includes share-based compensation expense of $1.0 million and $1.6 million for the three months ended September 30, 2023 and 2022, respectively, and $4.1 million and $3.3 million for the six months ended September 30, 2023 and 2022, respectively.

(3)

Includes share-based compensation expense of $10.9 million and $8.9 million for the three months ended Septembere 30, 2023 and 2022, respectively, and $19.9 million and $18.8 million for the six months ended Septembere 30, 2023 and 2022, respectively.

Results for the three months ended September 30, 2023 compared to the three months ended September 30, 2022

Revenue

The following table sets forth our revenue and percentage change in revenue for the periods indicated:

	Three months ended September 30,
	2023	2022	Change	% Change

	(US dollars in millions)
Revenue	$333.9	$307.1	$26.8	8.7%

The increase in revenue of $26.8 million was primarily attributable to an increase in revenue from new clients of $31.9 million (including revenue of $10.8 million from The Smart Cube and OptiBuy which we acquired on December 16, 2022 and December 14, 2022, respectively) and an appreciation of the pound sterling and the Euro by an average of 7.7% and 8.0% respectively, against the dollar for the three months ended September 30, 2023 as compared to the respective average exchange rates for the three months ended September 30, 2022. This increase was partially offset by a decrease in revenue from existing clients of $3.7 million, $1.4 million resulting from a hedging loss on our revenue of $1.4 million for the three months ended September 30, 2023 as compared to a negligible loss for the three months ended September 30, 2022, and a depreciation of the Australian dollar and the South African rand by an average of 4.2% and 9.5%, respectively, against the US dollar for the three months ended September 30, 2023 as compared to the respective average exchange rates for the three months ended September 30, 2022. The increase in revenue was primarily attributable to higher revenues in our MRHP, BFSI and TSLU segments, partially offset by lower revenues in our HCLS segment. The decrease in revenues in our HCLS segment was in part attributable to the ramp-down of a large healthcare process for a client.

Revenue by Geography

The following table sets forth the composition of our revenue based on the location of our clients in our key geographies for the periods indicated:

	Revenue		As a percentage of Revenue
	Three months ended September 30,
	2023	2022	2023	2022
	(US dollars in millions)
North America (primarily the US)	$158.1	$151.8	47.4%	49.4%
UK	92.2	88.4	27.6%	28.8%
Europe (excluding the UK)	27.5	20.8	8.2%	6.8%
Australia	21.6	19.0	6.5%	6.2%
South Africa	3.5	3.1	1.0%	1.0%
Rest of world	31.0	23.9	9.3%	7.8%

Total	$333.9	$307.1	100.0%	100.0%

The increase in revenue from the rest of world region was primarily attributable to higher revenues in all our segments. The increase in revenue from the Europe (excluding the UK) region was primarily attributable to higher revenues in all our segments and an appreciation of the Euro against the US dollar by an average of 8.0% for the three months ended September 30, 2023 as compared to the average exchange rate for the three months ended September 30, 2022. The increase in revenue in the North America (primarily the US) region was primarily attributable to higher revenues in our BFSI and MRHP segments, partially offset by lower revenues in our HCLS and TSLU segments. The increase in revenue from the UK region was primarily attributable to higher revenues in our TSLU, MRHP and HCLS segments and an appreciation of the pound sterling against the US dollar by an average of 7.7% for the three months ended September 30, 2023 as compared to the average exchange rate for the three months ended September 30, 2022, partially offset by lower revenue in our BFSI segment. The increase in revenue from the Australia region was primarily attributable to higher revenues in our BFSI, TSLU and MRHP segments, partially offset by lower revenues in our HCLS segment and a depreciation of the Australian dollar against the US dollar by an average of 4.2% for the three months ended September 30, 2023 as compared to the average exchange rate for the three months ended September 30, 2022. The increase in revenue from the South Africa region was primarily attributable to higher revenues in our TSLU and MRHP segments, partially offset by lower revenue in our BFSI segment and a depreciation of the South African rand against the US dollar by an average of 9.5% for the three months ended September 30, 2023 as compared to the average exchange rate for the three months ended September 30, 2022.

Revenue Less Repair Payments (non-GAAP)

The following table sets forth our revenue less repair payments (non-GAAP) and percentage change in revenue less repair payments (non-GAAP) for the periods indicated:

	Three months ended September 30,
	2023	2022	Change	% Change
	(US dollars in millions)
Revenue less repair payments (non-GAAP)	$325.0	$289.3	$35.7	12.3%

The increase in revenue less repair payments (non-GAAP) of $35.7 million was primarily attributable to an increase in revenue less repair payments (non-GAAP) from new clients of $31.9 million (including revenue less repair payments (non-GAAP) of $10.8 million from The Smart Cube and OptiBuy which we acquired on December 16, 2022 and December 14, 2022, respectively), revenue less repair payments (non-GAAP) from existing clients of $5.2 million and an appreciation of the pound sterling and the Euro by an average of 7.7% and 8.0% respectively, against the dollar for the three months ended September 30, 2023 as compared to the respective average exchange rates for the three months ended September 30, 2022. This increase was partially offset by $1.4 million resulting from a hedging loss on our revenue of $1.4 million for the three months ended September 30, 2023 as compared to a negligible loss for the three months ended September 30, 2022, and a depreciation of the Australian dollar and the South African rand by an average of 4.2% and 9.5%, respectively, against the US dollar for the three months ended September 30, 2023 as compared to the respective average exchange rates for the three months ended September 30, 2022. The increase in revenue was primarily attributable to higher revenues in our BFSI, MRHP and TSLU segments, partially offset by lower revenues in our HCLS segment. The decrease in revenues in our HCLS segment was in part attributable to the ramp-down of a large healthcare process for a client.

Revenue Less Repair Payments (non-GAAP) by Geography

The following table sets forth the composition of our revenue less repair payments (non-GAAP) based on the location of our clients in our key geographies for the periods indicated:

	Revenue less repair payments (non-GAAP)		As a percentage of revenue less repair payments (non-GAAP)
	Three months ended September 30,
	2023	2022	2023	2022
	(US dollars in millions)
North America (primarily the US)	$158.1	$151.8	48.7%	52.5%
UK	83.3	70.6	25.6%	24.4%
Europe (excluding the UK)	27.5	20.8	8.5%	7.2%
Australia	21.6	19.0	6.6%	6.6%
South Africa	3.5	3.1	1.1%	1.1%
Rest of world	31.0	23.9	9.5%	8.3%

Total	$325.0	$289.3	100.0%	100.0%

The increase in revenue less repair payments (non-GAAP) from the UK region was primarily attributable to higher revenue less repair payments (non-GAAP) in all our segments and an appreciation of the pound sterling against the US dollar by an average of 7.7% for the three months ended September 30, 2023 as compared to the average exchange rate for the three months ended September 30, 2022. The increase in revenue less repair payments (non-GAAP) from the rest of world region was primarily attributable to higher revenue less repair payments (non-GAAP) in all our segments. The increase in revenue less repair payments (non-GAAP) from the Europe (excluding the UK) region was primarily attributable to higher revenue less repair payments (non-GAAP) in all our segments and an appreciation of the Euro against the US dollar by an average of 8.0% for the three months ended September 30, 2023 as compared to the average exchange rate for the three months ended September 30, 2022. The increase in revenue less repair payments (non-GAAP) in the North America (primarily the US) region was primarily attributable to higher revenue less repair payments (non-GAAP) in our BFSI and MRHP segments, partially offset by lower revenue less repair payments (non-GAAP) in our HCLS and TSLU segments. The increase in revenue less repair payments (non-GAAP) from the Australia region was primarily attributable to higher revenue less repair payments (non-GAAP) in our BFSI, TSLU and MRHP segments, partially offset by lower revenue less repair payments (non-GAAP) in our HCLS segment and a depreciation of the Australian dollar against the US dollar by an average of 4.2% for the three months ended September 30, 2023 as compared to the average exchange rate for the three months ended September 30, 2022. The increase in revenue less repair payments (non-GAAP) from the South Africa region was primarily attributable to higher revenue less repair payments (non-GAAP) in our TSLU and MRHP segments, partially offset by lower revenues in our BFSI segment and a depreciation of the South African rand against the US dollar by an average of 9.5% for the three months ended September 30, 2023 as compared to the average exchange rate for the three months ended September 30, 2022.

Cost of Revenue

The following table sets forth the composition of our cost of revenue for the periods indicated:

	Three months ended September 30,
	2023	2022	Change
	(US dollars in millions)
Employee costs	$157.1	$144.6	$12.5
Repair payments	8.9	17.8	(8.9)
Facilities costs	20.3	17.4	2.9
Depreciation	13.6	11.8	1.9
Legal and professional costs	2.7	3.5	(0.8)
Travel costs	2.5	1.8	0.7
Other costs	5.2	6.2	(1.0)

Total cost of revenue	$210.2	$203.0	$7.2

As a percentage of revenue	63.0%	66.1%

The increase in cost of revenue was primarily due to higher employee costs on account of higher headcount (including headcount from The Smart Cube and OptiBuy, which we acquired on December 16, 2022 and December 14, 2022, respectively) and wage inflation, higher facilities running costs due to an increase in facilities utilization (as the number of employees working in the office increased); higher depreciation cost due to higher fixed assets and additional facilities (including facilities from The Smart Cube and OptiBuy, which we acquired on July 1, 2022, December 16, 2022 and December 14, 2022, respectively), higher travel costs and an appreciation of the pound sterling against the US dollar by an average of 7.7% for the three months ended September 30, 2023 as compared to the average exchange rate for the three months ended September 30, 2022, which increased our cost of revenue by approximately $0.5 million. These increases were partially offset by (i) lower repair payments, lower other costs primarily lower sub-contracting costs (primarily due to the ramp-down of a large healthcare process for a client) and lower legal and professional costs and (ii) the depreciation of the Indian rupee and the South African rand against the US dollar by an average of 3.6% and 9.5%, respectively, for the three months ended September 30, 2023, as compared to the respective average exchange rates for the three months ended September 30, 2022, which reduced our cost of revenue by approximately $3.9 million and (iii) a decrease in COVID-19 related business continuity costs, such as costs arising from the provision of accommodation to our employees, rental laptops and WIFI dongles, which are devices that allow remote access via the Internet, as we shifted to a “hybrid” model, by $1.0 million to $0.5 million for the three months ended September 30, 2023 as compared to $1.5 million for three months ended September 30, 2022.

Gross Profit

The following table sets forth our gross profit for the periods indicated:

	Three months ended September 30,
	2023	2022	Change
	(US dollars in millions)
Gross profit	$123.7	$104.1	$19.6
As a percentage of revenue	37.0%	33.9%
As a percentage of revenue less repair payments (non-GAAP)	38.1%	36.0%

Gross profit as a percentage of revenue was higher for three months ended September 30, 2023 as compared to three months ended September 30, 2022, primarily due to higher revenues in three months ended September 30, 2023 and lower cost of revenue as a percentage of revenue as discussed above.

Gross profit as a percentage of revenue less repair payments (non-GAAP) increased primarily due to higher revenue less repair payments and lower cost of revenue (excluding repair payments) as a percentage of revenue less repair payments (non-GAAP) as discussed above.

Our built up seats increased by 9.3% from 36,401 as at September 30, 2022 to 39,775 as at September 30, 2023 due to the addition of facilities related to our acquisition of The Smart Cube and OptiBuy, the expansion of our facilities in Nashik, Gurgaon, Chennai and Noida in India, South Africa and the Philippines, partially offset by the surrender of our facilities in Spain and the United States to streamline our operations by consolidating existing capacities in our delivery centers. Our total headcount increased by 4.1% from 57,503 as at September 30, 2022 to 59,873 as at September 30, 2023 in line with the increase in revenue generated by such hires and from our acquisition of The Smart Cube and OptiBuy.

For further information, see notes (1) and (2) to the table presenting certain operating data in “— Operating Data” above.

Selling and Marketing Expenses

The following table sets forth the composition of our selling and marketing expenses for the periods indicated:

	Three months ended September 30,
	2023	2022	Change
	(US dollars in millions)
Employee costs	$14.6	$13.2	$1.4
Other costs	4.2	2.8	1.4

Total selling and marketing expenses	$18.8	$16.0	$2.8

As a percentage of revenue	5.6%	5.2%
As a percentage of revenue less repair payments (non-GAAP)	5.8%	5.5%

The increase in our selling and marketing expenses was primarily attributable to an increase in employee costs due to higher headcount (including headcount from The Smart Cube and OptiBuy, which we acquired on December 16, 2022 and December 14, 2022, respectively), wage inflation and an increase in other costs due to higher travel costs, higher marketing costs and and an appreciation of the pound sterling against the US dollar by an average of 7.7% for the three months ended September 30, 2023 as compared to the average exchange rate for the three months ended September 30, 2022, which increased our selling and marketing expenses by approximately $0.3 million.

General and Administrative Expenses

The following table sets forth the composition of our general and administrative expenses for the periods indicated:

	Three months ended September 30,
	2023	2022	Change
	(US dollars in millions)
Employee costs	$37.4	$32.7	$4.7
Other costs	9.1	10.4	(1.3)

Total general and administrative expenses	$46.5	$43.1	$3.4

As a percentage of revenue	13.9%	14.0%
As a percentage of revenue less repair payments (non-GAAP)	14.3%	14.9%

The increase in general and administrative expenses was primarily attributable to an increase in employee costs due to higher salaries on account of higher headcount (including headcount from The Smart Cube and OptiBuy, which we acquired on December 16, 2022 and December 14, 2022, respectively), higher share-based compensation and an appreciation of the pound sterling against the US dollar by an average of 7.7% for the three months ended September 30, 2023 as compared to the average exchange rate for the three months ended September 30, 2022, , which increased our general and administrative expenses by approximately $0.3 million. The increase was partially offset by lower other cost and the depreciation of the Indian rupee and the South African rand against the US dollar by an average of 3.6% and 9.5%, respectively, for the three months ended September 30, 2023 as compared to the average exchange rates for the three months ended September 30, 2022, which reduced our general and administrative expenses by approximately $0.8 million.

Foreign Exchange Gain, Net

The following table sets forth our foreign exchange gain, net for the periods indicated:

	Three months ended September 30,
	2023	2022	Change
	(US dollars in millions)
Foreign exchange loss / (gain), net	$(0.0)	$(1.6)	$1.5

We recorded negligible foreign exchange gain of $0.0 million for the three months ended September 30, 2023, primarily on account of a negligible revaluation gain of $0.0 million as compared to a foreign exchange gain of $1.6 million for the three months ended September 30, 2022, primarily on account of a revaluation gain of $1.6 million.

Amortization of Intangible Assets

The following table sets forth our amortization of intangible assets for the periods indicated:

	Three months ended September 30,
	2023	2022	Change
	(US dollars in millions)
Amortization of intangible assets	$8.7	$5.3	$3.4

The increase in amortization of intangible assets was primarily attributable to the amortization of intangibles assets associated with our acquisition of The Smart Cube (which we acquired in December 2022) and OptiBuy (which we acquired in December 2022) and amortization of intangible assets associated with the business transfer from a large insurance company (in October 2022). This increase was partially offset by the completion of the amortization of certain intangible assets associated with our acquisition of Fusion and amortization of intangible assets associated with the business transfer from CEPROCS.

Operating Profit

The following table sets forth our operating profit for the periods indicated:

	Three months ended September 30,
	2023	2022	Change
	(US dollars in millions)
Operating profit	$49.7	$41.3	$8.5
As a percentage of revenue	14.9%	13.4%
As a percentage of revenue less repair payments (non-GAAP)	15.3%	14.3%

Operating profit as a percentage of revenue for the three months ended September 30, 2023 was higher due to higher gross profit and lower general and administrative expenses as a percentage of revenue in three months ended September 30, 2023, partially offset by higher selling and marketing expenses and amortization of intangible assets, each as a percentage of revenue as explained above.

Operating profit as a percentage of revenue less repair payments (non-GAAP) for the three months ended September 30, 2023 was higher due to higher gross profit and lower general and administrative expenses as a percentage of revenue less repair payments (non-GAAP) in three months ended September 30, 2023, partially offset by higher selling and marketing expenses and amortization of intangible assets, each as a percentage of revenue less repair payments (non-GAAP) as explained above.

Other Income, Net

The following table sets forth our other income, net for the periods indicated:

	Three months ended September 30,
	2023	2022	Change
	(US dollars in millions)
Other income, net	$(25.6)	$(3.1)	$(22.5)

Other income, net was higher primarily due to the write back of the contingent consideration related to our acquisition of Vuram, which we acquired in July 2022.

Finance Expense

The following table sets forth our finance expense for the periods indicated:

	Three months ended September 30,
	2023	2022	Change
	(US dollars in millions)
Finance expense	$7.5	$4.0	$3.5

Finance expense increased primarily due to higher interest on the right of use assets under IFRS 16, and higher interest on long-term loans taken for general corporate purposes and for the acquisition of The Smart Cube and an increase in the fair value of contingent considerations relating to our acquisition of The Smart Cube and OptiBuy.

Income Tax Expense

The following table sets forth our income tax expense for the periods indicated:

	Three months ended September 30,
	2023	2022	Change
	(US dollars in millions)
Income tax expense	$10.0	$7.2	$2.8

The increase in income tax expense was primarily due to a increase in overall taxable profit in three months ended September 30, 2023 and an increase in tax rate in UK in three months ended September 30, 2023.

Profit After Tax

The following table sets forth our profit after tax for the periods indicated:

	Three months ended September 30,
	2023	2022	Change
	(US dollars in millions)
Profit after tax	$57.8	$33.2	$24.6
As a percentage of revenue	17.3%	10.8%
As a percentage of revenue less repair payments (non-GAAP)	17.8%	11.5%

The increase in profit after tax as a percentage of revenue as well as a percentage of revenue less repair payments (non-GAAP) was primarily on account of higher operating profit as a percentage of revenue as well as a percentage of revenue less repair payments (non-GAAP) and higher other income, partially offset by higher finance expense and higher income tax expense, as explained above.

Results for the six months ended September 30, 2023 compared to the six months ended September 30, 2022

Revenue

The following table sets forth our revenue and percentage change in revenue for the periods indicated:

	Six months ended September 30,
	2023	2022	Change	% Change
	(US dollars in millions)
Revenue	$660.4	$602.4	$57.9	9.6%

The increase in revenue of $57.9 million was primarily attributable to an increase in revenue from new clients of $59.2 million (including revenue of $33.0 million from Vuram, The Smart Cube and OptiBuy which we acquired on July 1, 2022, December 16, 2022 and December 14, 2022, respectively) and an appreciation of the pound sterling and the Euro by an average of 3.4% and 5.0% respectively, against the US dollar for the six months ended September 30, 2023 as compared to the respective average exchange rates for the six months ended September 30, 2022. The increase was partially offset by increase in hedging loss on our revenue by $1.4 million to a loss of $3.1 million for the six months ended September 30, 2023 from a loss of $1.7 million for the six months ended September 30, 2022 and a depreciation of the Australian dollar and the South African rand by an average of 5.4% and 14.4%, respectively, against the US dollar for the six months ended September 30, 2023 as compared to the respective average exchange rates for the six months ended September 30, 2022. The increase in revenue was primarily attributable to higher revenues in our MRHP, BFSI and TSLU segments, partially offset by lower revenues in our HCLS segment. The decrease in revenues in our HCLS segment was in part attributable to the ramp-down of a large healthcare process for a client.

Revenue by Geography

The following table sets forth the composition of our revenue based on the location of our clients in our key geographies for the periods indicated:

	Revenue		As a percentage of Revenue
	Six months ended September 30,
	2023	2022	2023	2022
	(US dollars in millions)
North America (primarily the US)	$315.9	$293.0	47.8%	48.6%
UK	181.9	181.4	27.5%	30.1%
Europe (excluding the UK)	55.1	39.9	8.3%	6.6%
Australia	42.3	36.2	6.4%	6.0%
South Africa	7.0	6.4	1.1%	1.1%
Rest of world	58.3	45.6	8.9%	7.6%

Total	$660.4	$602.4	100.0%	100.0%

The increase in revenue in the North America (primarily the US) region was primarily attributable to higher revenues in our BFSI and MRHP segments, partially offset by lower revenues in our HCLS and TSLU segments. The increase in revenue from the Europe (excluding the UK) region was primarily attributable to higher revenues in all our segments and an appreciation of the Euro against the US dollar by an average of 5.0% for the six months ended September 30, 2023 as compared to the average exchange rate for the six months ended September 30, 2022. The increase in revenue from the rest of world region was primarily attributable to higher revenues in all our segments. The increase in revenue from the Australia region was primarily attributable to higher revenues in all our segments, partially offset by a depreciation of the Australian dollar against the US dollar by an average of 5.4% for the six months ended September 30, 2023 as compared to the average exchange rate for the six months ended September 30, 2022. The increase in revenue from the South Africa region was primarily attributable to higher revenues in our TSLU, BFSI and MRHP segments, partially offset by a depreciation of the South African rand against the US dollar by an average of 12.6% for the six months ended September 30, 2023 as compared to the average exchange rate for the six months ended September 30, 2022. The increase in revenue from the UK region was primarily attributable to higher revenues in our TSLU and MRHP and an appreciation of the pound sterling against the US dollar by an average of 3.4% for the six months ended September 30, 2023 as compared to the average exchange rate for the six months ended September 30, 2022, partially offset by lower revenue in our BFSI and HCLS segments. The decrease in revenues in our HCLS segment was in part attributable to the ramp-down of a large healthcare process for a client.

Revenue Less Repair Payments (non-GAAP)

The following table sets forth our revenue less repair payments (non-GAAP) and percentage change in revenue less repair payments (non-GAAP) for the periods indicated:

	Six months ended September 30,
	2023	2022	Change	% Change
	(US dollars in millions)
Revenue less repair payments (non-GAAP)	$642.5	$564.1	$78.3	13.9%

The increase in revenue less repair payments (non-GAAP) of $78.3 million was primarily attributable to an increase in revenue less repair payments (non-GAAP) from new clients of $59.2 million (including revenue less repair payments of of $33.0 million from Vuram, The Smart Cube and OptiBuy which we acquired on July 1, 2022, December 16, 2022 and December 14, 2022, respectively) and revenue less repair payments (non-GAAP) from existing clients of $20.5 million and an appreciation of the pound sterling and the Euro by an average of 3.4% and 5.0% respectively, against the US dollar for the six months ended September 30, 2023 as compared to the respective average exchange rates for the six months ended September 30, 2022. The increase was partially offset by increase in hedging loss on our revenue by $1.4 million to a loss of $3.1 million for the six months ended September 30, 2023 from a loss of $1.7 million for the six months ended September 30, 2022 and a depreciation of the Australian dollar and the South African rand by an average of 5.4% and 14.4%, respectively, against the US dollar for the six months ended September 30, 2023 as compared to the respective average exchange rates for the six months ended September 30, 2022. The increase in revenue was primarily attributable to higher revenues in our BFSI, MRHP and TSLU segments, partially offset by lower revenues in our HCLS segment.

Revenue Less Repair Payments (non-GAAP) by Geography

The following table sets forth the composition of our revenue less repair payments (non-GAAP) based on the location of our clients in our key geographies for the periods indicated:

	Revenue less repair payments (non-GAAP)		As a percentage of revenue less repair payments (non-GAAP)
	Six months ended September 30,
	2023	2022	2023	2022
	(US dollars in millions)
North America (primarily the US)	$315.9	$293.0	49.2%	51.9%
UK	163.9	143.1	25.5%	25.4%
Europe (excluding the UK)	55.1	39.9	8.6%	7.1%
Australia	42.3	36.2	6.6%	6.4%
South Africa	7.0	6.4	1.1%	1.1%
Rest of world	58.3	45.6	9.0%	8.1%

Total	$642.5	$564.1	100.0%	100.0%

The increase in revenue less repair payments (non-GAAP) in the North America (primarily the US) region was primarily attributable to higher revenue less repair payments (non-GAAP) in our BFSI and MRHP segments, partially offset by lower revenue less repair payments (non-GAAP) in our HCLS and TSLU segments. The increase in revenue less repair payments (non-GAAP) from the UK region was primarily attributable to higher revenue less repair payments (non-GAAP) in our TSLU, BFSI and MRHP segments and an appreciation of the pound sterling against the US dollar by an average of 3.4% for the six months ended September 30, 2023 as compared to the average exchange rate for the six months ended September 30, 2022. The increase was partially offset by lower revenues in our HCLS segment. The increase in revenue less repair payments (non-GAAP) from the Europe (excluding the UK) region was primarily attributable to higher revenue less repair payments (non-GAAP) in all our segments and an appreciation of the Euro against the US dollar by an average of 5.0% for the six months ended September 30, 2023 as compared to the average exchange rate for the six months ended September 30, 2022. The increase in revenue less repair payments (non-GAAP) from the rest of world region was primarily attributable to higher revenue less repair payments (non-GAAP) in all our segments. The increase in revenue less repair payments (non-GAAP) from the Australia region was primarily attributable to higher revenue less repair payments (non-GAAP) in our BFSI, TSLU and MRHP segments, partially offset by lower revenue less repair payments (non-GAAP) in our HCLS segment and a depreciation of the Australian dollar against the US dollar by an average of 5.4% for the six months ended September 30, 2023 as compared to the average exchange rate for the six months ended September 30, 2022. The increase in revenue less repair payments (non-GAAP) from the South Africa region was primarily attributable to higher revenue less repair payments (non-GAAP) in our TSLU, BFSI and MRHP segments, partially offset by a depreciation of the South African rand against the US dollar by an average of 14.4% for the six months ended September 30, 2023 as compared to the average exchange rate for the six months ended September 30, 2022.

Cost of Revenue

The following table sets forth the composition of our cost of revenue for the periods indicated:

	Six months ended September 30,
	2023	2022	Change
	(US dollars in millions)
Employee costs	$316.1	$283.0	$33.1
Repair payments	17.9	38.3	(20.4)
Facilities costs	40.0	33.1	7.0
Depreciation	26.9	23.9	3.0
Legal and professional costs	5.8	6.7	(0.9)
Travel cost	4.3	3.3	1.0
Other costs	10.1	13.1	(2.9)

Total cost of revenue	$421.2	$401.4	$19.8

As a percentage of revenue	63.8%	66.6%

The increase in cost of revenue was primarily due to higher employee costs on account of higher headcount (including headcount from Vuram, The Smart Cube and OptiBuy which we acquired on July 1, 2022, December 16, 2022 and December 14, 2022, respectively), higher share-based compensation costs and wage inflation; higher facilities running costs due to an increase in facilities utilization and higher travel costs, partially offset by (i) the depreciation of the Indian rupee, the Philippine peso and the South African rand against the US dollar by an average of 5.0%, 2.2% and 14.4%, respectively, for the six months ended September 30, 2023, as compared to the respective average exchange rates for the six months ended September 30, 2022, which reduced our cost of revenue by approximately $12.1 million and (ii) a decrease in COVID-19 related business continuity costs, such as costs arising from towards the provision of accommodation to our employees, rental laptops and WIFI dongles, which are devices that allow remote access via the Internet, as we shifted to a “work from home” model, by $2.3 million to $1.2 million for the six months ended September 30, 2023 as compared to $3.5 million for the six months ended September 30, 2022.

Gross Profit

The following table sets forth our gross profit for the periods indicated:

	Six months ended September 30,
	2023	2022	Change
	(US dollars in millions)
Gross profit	$239.2	$201.0	$38.2
As a percentage of revenue	36.2%	33.4%
As a percentage of revenue less repair payments (non-GAAP)	37.2%	35.6%

Gross profit as a percentage of revenue was higher for the six months ended September 30, 2023 as compared to six months ended September 30, 2022, due to higher revenues in six months ended September 30, 2023 and lower cost of revenue as a percentage of revenue as discussed above.

Gross profit as a percentage of revenue less repair payments (non-GAAP) was higher primarily due to higher revenue less repair payments (non-GAAP) in six months ended September 30, 2023 and lower cost of revenue as a percentage of revenue less repair payments (non-GAAP).

Selling and Marketing Expenses

The following table sets forth the composition of our selling and marketing expenses for the periods indicated:

	Six months ended September 30,
	2023	2022	Change
	(US dollars in millions)
Employee costs	$30.8	$25.0	$5.8
Other costs	8.0	5.2	2.8

Total selling and marketing expenses	$38.7	$30.2	$8.5

As a percentage of revenue	5.9%	5.0%
As a percentage of revenue less repair payments (non-GAAP)	6.0%	5.4%

The increase in our selling and marketing expenses was primarily due to an increase in employee costs due to higher headcount (including headcount from Vuram, The Smart Cube and OptiBuy which we acquired on July 1, 2022, December 16, 2022 and December 14, 2022, respectively), wage inflation and higher share-based compensation costs; and an increase in other costs due to higher travel costs, higher marketing costs, and by the appreciation of the pound sterling against the US dollar by an average of 3.4% for the six months ended September 30, 2023 as compared to the average exchange rate for the six months ended September 30, 2022, which increased our selling and marketing expenses by approximately $0.3 million.

General and Administrative Expenses

The following table sets forth the composition of our general and administrative expenses for the periods indicated:

	Six months ended September 30,
	2023	2022	Change
	(US dollars in millions)
Employee costs	$73.8	$63.9	$9.9
Other costs	19.7	19.7	0.0

Total general and administrative expenses	$93.5	$83.5	$9.9

As a percentage of revenue	14.2%	13.9%
As a percentage of revenue less repair payments (non-GAAP)	14.5%	14.8%

The increase in general and administrative expenses was primarily due to an increase in employee costs due to higher salaries on account of higher headcount (including headcount from Vuram, The Smart Cube and OptiBuy which we acquired on July 1, 2022, December 16, 2022 and December 14, 2022, respectively), wage inflation and higher share-based compensation; an increase in other costs due to higher travel costs, partially offset by the depreciation of the Indian rupee and the South African rand against the US dollar by an average of 5.0% and 14.4%, respectively, for the six months ended September 30, 2023 as compared to the average exchange rates for the six months ended September 30, 2022, which reduced our general and administrative expenses by approximately $2.1 million.

Foreign Exchange Loss / (Gain), Net

The following table sets forth our foreign exchange loss / (gain), net for the periods indicated:

	Six months ended September 30,
	2023	2022	Change
	(US dollars in millions)
Foreign exchange loss / (gain), net	$(0.9)	$(3.5)	$2.6

We recorded foreign exchange gain of $0.9 million in the six months ended September 30, 2023, primarily on account of a revaluation gain of $0.9 million as compared to foreign exchange gain of $3.5 million in the six months ended September 30, 2022, primarily on account of a revaluation gain of $3.5 million.

Amortization of Intangible Assets

The following table sets forth our amortization of intangible assets for the periods indicated:

	Six months ended September 30,
	2023	2022	Change
	(US dollars in millions)
Amortization of intangible assets	$17.4	$8.3	$9.2

The increase in amortization of intangible assets was primarily attributable to the amortization of intangibles assets associated with our acquisition of Vuram (which we acquired in July 2022), The Smart Cube (which we acquired in December 2022) and OptiBuy (which we acquired in December 2022) and amortization of intangible assets associated with the business transfer from a large insurance company (in October 2022). This increase was partially offset by the completion of the amortization of certain intangible assets associated with our acquisition of Fusion and Value Edge and amortization of intangible assets associated with the business transfer from CEPROCS.

Operating Profit

The following table sets forth our operating profit for the periods indicated:

	Six months ended September 30,
	2023	2022	Change
	(US dollars in millions)
Operating profit	$90.5	$82.5	$8.0
As a percentage of revenue	13.7%	13.7%
As a percentage of revenue less repair payments (non-GAAP)	14.1%	14.6%

Operating profit as a percentage of revenue for the six months ended September 30, 2023 as compared to six months ended September 30, 2022 was similar, notwithstanding higher revenues and higher gross profits as a percentage of revenue in the six months ended September 30, 2023, due to higher selling and marketing expenses, general and administrative expenses and higher amortization of intangible assets, each as a percentage of revenue as explained above.

Operating profit as a percentage of revenue less repair payments (non-GAAP) for the six months ended September 30, 2023 as compared to six months ended September 30, 2022 was lower, notwithstanding higher revenues and higher gross profits as a percentage of revenue less repair payments (non-GAAP) in six months ended September 30, 2023, due to higher selling and marketing expenses and higher amortization of intangible assets, each as a percentage of revenue less repair payments (non-GAAP) as explained above.

Other Income, Net

The following table sets forth our other income, net for the periods indicated:

	Six months ended September 30,
	2023	2022	Change
	(US dollars in millions)
Other income, net	$(30.4)	$(6.6)	$(23.9)

Other income, net was higher primarily due to the write back of the contingent consideration related to our acquisition of Vuram, which we acquired in July 2022.

Finance Expense

The following table sets forth our finance expense for the periods indicated:

	Six months ended September 30,
	2023	2022	Change
	(US dollars in millions)
Finance expense	$14.6	$7.2	$7.4

Finance expense increased primarily due to higher interest on the right of use assets under IFRS 16, and higher interest on long-term loans taken for general corporate purposes and for the acquisition of The Smart Cube and an increase in the fair value of contingent considerations relating to our acquisitions.

Income Tax Expense

The following table sets forth our income tax expense for the periods indicated:

	Six months ended September 30,
	2023	2022	Change
	(US dollars in millions)
Income tax expense	$18.3	$15.6	$2.7

The increase in income tax expense was primarily due to a increase in overall taxable profit in six months ended September 30, 2023 and an increase in tax rate in UK in six months ended September 30, 2023.

Profit After Tax

The following table sets forth our profit after tax for the periods indicated:

	Six months ended September 30,
	2023	2022	Change
	(US dollars in millions)
Profit after tax	$87.9	$66.2	$21.7
As a percentage of revenue	13.3%	11.0%
As a percentage of revenue less repair payments (non-GAAP)	13.7%	11.7%

Profit after tax as a percentage of revenue and as a percentage of revenue less repair payments (non-GAAP) were higher primarily on account of higher other income, net partially offset by higher finance expense and similar operating profit as a percentage of revenue and lower as a percentage of revenue less repair payments (non-GAAP) and higher income tax as a percentage of revenue and as a percentage of revenue less repair payments (non-GAAP).

Liquidity and Capital Resources

Our capital requirements are principally for the establishment of operating facilities to support our growth and acquisitions, to fund our debt repayment obligations, to fund our acquisitions and to fund the repurchase of ADSs under our share repurchase programs, as described in further detail below, see “— Share Repurchases.” Our sources of liquidity include cash and cash equivalents and cash flow from operations, supplemented by equity and debt financing and bank credit lines as required.

As at September 30, 2023, we had cash and cash equivalents of $91.8 million which were primarily held in Indian Rupee, South African rand, Pound Sterling, US dollars, Sri Lankan Rupee and the Philippine pesos. We typically seek to invest our available cash on hand in bank deposits and money market instruments. Our investments include primarily bank deposits, marketable securities and mutual funds which totaled $156.3 million as at September 30, 2023.

As at September 30, 2023, we had $164.1 million debt outstanding, as discussed below.

In July 2022, WNS (Mauritius) Limited obtained a term loan facility of $80.0 million from The Hongkong and Shanghai Banking Corporation Limited, Hong Kong and Citibank N.A., Hong Kong Branch for general corporate purposes. The loan bears interest at a rate equivalent to the SOFR plus a margin of 1.20% per annum. WNS (Mauritius) Limited’s obligations under the term loan are guaranteed by WNS. The term loan is secured by a pledge of shares of WNS (Mauritius) Limited held by WNS. The facility agreement for the term loan contains certain covenants, including restrictive covenants relating to our indebtedness and financial covenants relating to our EBITDA to debt service ratio and total net borrowings to EBITDA ratio, each as defined in the facility agreement. The loan matures in July 2027 and the principal is repayable in 10 semi-annual installments of $8.0 million each. On January 9, 2023 and July 11, 2023, we made scheduled repayments of $8.0 million each.

In December 2022, WNS UK obtained a term loan facility of £83.0 million ($101.3 million based on the exchange rate on September 30, 2023) from The Hongkong and Shanghai Banking Corporation Limited, Hong Kong and Citibank N.A., UK Branch to fund our acquisition of The Smart Cube. The loan bears interest at a rate equivalent to SONIA plus a margin of 1.25% per annum. WNS UK’s obligations under the term loan are guaranteed by WNS. The term loan is secured by a pledge of shares of WNS (Mauritius) Limited held by WNS. The facility agreement for the term loan contains certain covenants, including restrictive covenants relating to our indebtedness and financial covenants relating to our EBITDA to debt service ratio and total net borrowings to EBITDA ratio, each as defined in the facility agreement. The loan matures in December 2027 and the principal is repayable in 10 semi-annual installments of £8.3 million each. On June 16, 2023, we made the first scheduled repayment of £8.3 million.

As at September 30, 2023, we also had available lines of credit amounting to $138.6 million, and $9.8 million were drawn under these lines of credit, as discussed below. These limits can be utilized in accordance with the agreed terms and prevailing interest rates at the time of borrowing.

•

As at September 30, 2023, our Indian subsidiary, WNS Global, had an unsecured line of credit of ₹840 million ($10.1 million based on the exchange rate on September 30, 2023) from The Hongkong and Shanghai Banking Corporation Limited, ₹600 million ($7.2 million based on the exchange rate on September 30, 2023) from JP Morgan Chase Bank, N.A., ₹800 million ($9.7 million based on the exchange rate on September 30, 2023) from Citibank N.A., ₹750 million ($9.1 million based on the exchange rate on September 30, 2023) from Axis Bank, ₹600 million ($7.2 million based on the exchange rate on September 30, 2023) from DBS Bank, ₹600 million ($7.2 million based on the exchange rate on September 30, 2023) from HDFC Bank, ₹600 million ($7.2 million based on the exchange rate on September 30, 2023) from ICICI Bank and ₹600 million ($7.2 million based on the exchange rate on September 30, 2023) from Standard Chartered Bank for working capital purposes. Interest on these lines of credit would be determined on the date of the borrowing. These lines of credit generally can be withdrawn by the relevant lender at any time. As at September 30, 2023, an aggregate of $9.8 million was utilized from these lines of credit, bearing interest at SONIA plus a margin of 1.10%.

•

As at September 30, 2023 WNS UK had a working capital facility of £14.0 million ($17.1 million based on the exchange rate on September 30, 2023) from HSBC Bank plc. The working capital facility bears interest at Bank of England base rate plus a margin of 2.45% per annum. Interest is payable on a quarterly basis. The facility is subject to conditions to drawdown and can be withdrawn by the lender at any time by notice to the borrower. As at September 30, 2023, there was no outstanding amount under this facility.

•

As at September 30, 2023 our South African subsidiary, WNS Global Services SA (Pty) Ltd., had an unsecured line of credit of ZAR 30.0 million ($1.6 million based on the exchange rate on September 30, 2023) from The HSBC Bank plc. for working capital purposes. This facility bears interest at prime rate less a margin of 2.25% per annum. This line of credit can be withdrawn by the lender at any time. As at September 30, 2023, there was no outstanding amount under this facility.

•

As at September 30, 2023, WNS North America Inc., had an unsecured line of credit of $40.0 million from The HSBC Bank plc. for working capital purposes. This facility bears interest at prime rate or SOFR plus a margin of 1.65% per annum. This line of credit can be withdrawn by the lender at any time. As at September 30, 2023, there was no outstanding amount under this facility.

•

As at September 30, 2023, WNS Global Services Philippines Inc. had an unsecured line of credit of $15.0 million from The HSBC Bank plc. for working capital purposes. This line of credit can be withdrawn by the lender at any time. As at September 30, 2023, there was no outstanding amount under this facility.

As at September 30, 2023, bank guarantees amounting to $0.9 million were provided on behalf of certain of our subsidiaries to regulatory authorities and other third parties.

Based on our current level of operations, we expect that our anticipated cash generated from operating activities, cash and cash equivalents on hand, and use of existing credit facilities will be sufficient to fund our estimated capital expenditures, share repurchases and working capital needs for the next 12 months. However, if our lines of credit were to become unavailable for any reason, we would require additional financing to fund our capital expenditures, share repurchases and working capital needs. We currently expect our capital expenditures needs in fiscal 2024 to be approximately $60.0 million. The geographical distribution, timing and volume of our capital expenditures in the future will depend on new client contracts we may enter or the expansion of our business under our existing client contracts. Our capital expenditure in the six months ended September 30, 2023 amounted to $33.6 million and our capital commitments (net of capital advances) as at September 30, 2023 were $10.2 million.

Further, under the current uncertain economic and business conditions as discussed under “— Global Economic Conditions” above, there can be no assurance that our business activity would be maintained at the expected level to generate the anticipated cash flows from operations. If the current market conditions deteriorate, we may experience a decrease in demand for our services, resulting in our cash flows from operations to be lower than anticipated. If our cash flows from operations are lower than anticipated, including as a result of the ongoing uncertainty in the market conditions or otherwise, we may need to obtain additional financing to meet our debt repayment obligations and pursue certain of our expansion plans. Further, we may in the future make further acquisitions. If we have significant growth through acquisitions or require additional operating facilities beyond those currently planned to service new client contracts, we may also need to obtain additional financing. We believe in maintaining maximum flexibility when it comes to financing our business. We regularly evaluate our current and future financing needs. Depending on market conditions, we may access the capital markets to strengthen our capital position and provide us with additional liquidity for general corporate purposes, which may include capital expenditures, acquisitions, refinancing of indebtedness and working capital. If current market conditions deteriorate, we may not be able to obtain additional financing on favorable terms or at all. An inability to pursue additional opportunities will have a material adverse effect on our ability to maintain our desired level of revenue growth in future periods.

The following table shows our cash flows for the six months ended September 30, 2023 and September 30, 2022:

	Six months ended September 30,
	2023	2022
	(US dollars in millions)
Net cash provided by operating activities	$88.0	$50.3
Net cash (used in)/provided by investing activities	$(11.1)	$(51.3)
Net cash used in financing activities	$(107.6)	$(14.3)

Cash Flows from Operating Activities

Net cash provided by operating activities increased to $88 million for the six months ended September 30, 2023 from $50.3 million for the six months ended September 30, 2022. The increase in net cash provided by operating activities was attributable to an increase in profit as adjusted for non-cash and other items by $34.2 million, a decrease in cash outflow towards working capital requirements by $5.8 million, a decrease in cash outflow towards income taxes paid (net of refunds) by $4 million, and an increase in cash inflow from interest received by $1.5 million; partially offset by an increase in interest paid of $7.9 million.

Profit after tax as adjusted for non-cash and other items primarily comprised the following: (i) profit after tax of $87.9 million for the six months ended September 30, 2023 as compared to $66.2 million for the six months ended September 30, 2022; (ii) depreciation and amortization expense of $45.1 million for the six months ended September 30, 2023 as compared to $32.8 million for the six months ended September 30, 2022; (iii) unrealized exchange gain of $3.9 million for the six months ended September 30, 2023 as compared to $14.2 million for the six months ended September 30, 2022; (iv) interest expense of $14.4 million for the six months ended September 30, 2023 as compared to $7.2 million for the six months ended September 30, 2022; (v) share-based compensation expense of $29.6 million for the six months ended September 30, 2023 as compared to $26.3 million for the six months ended September 30, 2022; (vi) income tax expense (current tax and deferred tax) of $18.4 million for the six months September 30, 2023 as compared to $15.7 million for the six months ended September 30, 2022; (vii) unrealized loss on derivative instruments of $4.1 million for the six months ended September 30, 2023 as compared to $3.8 million for the six months ended September 30, 2022; (viii) interest income of $2.3 million for the six months ended September 30, 2023 as compared to $1.4 million for the six months ended September 30, 2022; (ix) income from marketable securities of $5 million for the six months ended September 30, 2023 as compared to $3.8 million for the six months ended September 30, 2022; (x) reversal of contingent consideration of $21.9 million for the six months ended September 30, 2023 as compared to $Nil for the six months ended September 30, 2022.

Cash outflow on account of working capital changes amounted to $51.9 million for the six months ended September 30, 2023 as compared to $57.7 million for the six months ended September 30, 2022. This was primarily on account of a decrease in cash outflow from other assets by $11.3 million, an increase in cash inflow from contract liabilities by $4.5 million and decrease in cash outflow towards trade payables by $0.6 million; partially offset by a decrease in cash inflow from trade receivables and unbilled revenue by $8 million and an increase in cash outflow towards current liabilities by $2.6 million.

Cash Flows from Investing Activities

Net cash used in investing activities was $11.1 million for the six months ended September 30, 2023 as compared to $51.3 million for the six months ended September 30, 2022.

This was primarily on account of net cash outflow of $144.2 million towards acquisition of Vuram for the six months ended September 30, 2022 and a net cash outflow (placements of fixed deposits, net of maturities) towards our fixed deposit investments of $0.3 million for the six months ended September 30, 2023 as compared to $10.8 million for the six months ended September 30, 2022; partially offset by a net cash inflow of $23.9 million from sale of marketable securities for the six months ended September 30, 2023 as compared to net cash inflow of $122.1 million for the six months ended September 30, 2022 and a cash outflow of $33.3 million towards purchase of property, plant and equipment (comprising leasehold improvements, furniture and fixtures, office equipment and information technology equipment) and intangible assets (comprising computer software) for the six months ended September 30, 2023 as compared to $18.4 million for the six months ended September 30, 2022.

Cash Flows from Financing Activities

Net cash used in financing activities decreased to $107.6 million for the six months ended September 30, 2023 from $14.3 million for the six months ended September 30, 2022. This was primarily on account of cash outflow due to re[ayment of long term debt of $18.6 million for the six months ended September 30, 2023 as compared to a cash inflow due to proceeds from long term debt of $80 million for the six months ended September 30, 2022, a cash outflow of $85.7 million towards share repurchases for the six months ended September 30, 2023 as compared to $81.6 million for the six months ended September 30, 2022 and a cash outflow of $13.5 million towards the principal payment of lease liabilities for the six months ended September 30, 2023 as compared to $13.3 million for the six months ended September 30, 2022 ; partially offset by net cash inflow from proceeds and repayment of short term line of credit of $9.9 million for the six months ended September 30, 2023 as compared to $0.3 million for the six months ended September 30, 2023.

Share Repurchases

In fiscal 2021, our shareholders authorized another share repurchase program for the repurchase of up to 3,300,000 ADSs, at a price range of $10 to $110 per ADS. Pursuant to the terms of the repurchase program, our ADSs may be purchased in the open market from time to time for 36 months from April 1, 2021, the date the shareholders resolution approving the repurchase program was passed. We are not obligated under the repurchase program to repurchase a specific number of ADSs, and the repurchase program may be suspended at any time at our discretion. We intend to hold the shares underlying any such repurchased ADSs as treasury shares.

During the six months ended September 30, 2023, we purchased 1,100,000 ADSs in the open market for a total consideration of $85.6 million (including transaction costs) under the above-mentioned share repurchase program and concluded the program. We funded the repurchases under the repurchase program with cash on hand. During the six months ended September 30, 2023, based on authorization received from the Board of Directors, we cancelled 1,100,000 ADSs that were held as treasury shares for an aggregate cost of $85.7 million (including share cancellation charges 0.1 million). The effect of the cancellation of these treasury shares was recognized in share capital amounting to $0.1 million and in share premium amounting to $85.5 million, in compliance with Jersey law. There was no effect on the total shareholders’ equity as a result of this cancellation.

During the six months ended September 30, 2023, our shareholders authorized a new share repurchase program for the repurchase of up to 3,300,000 of the Company’s ADSs, at a price range of $10 to $180 per ADS. Pursuant to the terms of the repurchase program, our ADSs may be purchased in the open market from time to time for 42 months from October 1, 2023 to March 31, 2027. We are not obligated under the repurchase program to repurchase a specific number of ADSs, and the repurchase program may be suspended at any time at our discretion. We may fund the repurchases with internal or external sources. We intend to hold the shares underlying any such repurchased ADSs as treasury shares.

Tax Assessment Orders

Transfer pricing regulations to which we are subject require that any international transaction among the WNS group enterprises be on arm’s-length terms. We believe that the international transactions among the WNS group enterprises are on arm’s-length terms. If, however, the applicable tax authorities determine that the transactions among the WNS group enterprises do not meet arm’s-length criteria, we may incur increased tax liability, including accrued interest and penalties. This would cause our tax expense to increase, possibly materially, thereby reducing our profitability and cash flows. We have signed an advance pricing agreement with the Government of India providing for the agreement on transfer pricing matters over certain transactions covered thereunder for a period of five years starting from April 2018. We have filed an application with the Government of India for the renewal of the advance pricing agreement on similar terms for another five years starting from April 2023. The applicable tax authorities may also disallow deductions or tax holiday benefits claimed by us and assess additional taxable income on us in connection with their review of our tax returns.

From time to time, we receive orders of assessment from the Indian tax authorities assessing additional taxable income on us and/or our subsidiaries in connection with their review of our tax returns. We currently have orders of assessment for fiscal 2003 through fiscal 2020 pending before various appellate authorities. These orders assess additional taxable income that could in the aggregate give rise to an estimated ₹343.8 million ($4.1 million based on the exchange rate on September 30, 2023) in additional taxes, including interest of ₹49.1 million ($0.6 million based on the exchange rate on September 30, 2023).

The following sets forth the details of these orders of assessment:

Entity	Tax year(s)	Amount demanded (including interest)				Interest on amount Demanded

	(₹ and US dollars in millions)
Permanent establishment of WNS North America Inc (“WNS NA Inc”) in India	Fiscal 2003	₹	0.1	$(0.1	)(1)	₹	—	$—
Permanent establishment of WNS NA Inc and WNS Global Services UK Limited (“WNS UK”) in India	Fiscal 2004	₹	8.1	$(0.1	)(1)	₹	—	$—
Permanent establishment of WNS NA Inc and WNS UK in India	Fiscal 2005	₹	4.1	$(0.1	)(1)	₹	—	$—
WNS Global Services Private Limited (“WNS Global”)	Fiscal 2006	₹	29.8	$(0.4	)(1)	₹	7.7	$(0.1	)(1)
Permanent establishment of WNS NA Inc and WNS UK in India	Fiscal 2006	₹	13.2	$(0.2	)(1)	₹	5.6	$(0.1	)(1)
Permanent establishment of WNS NA Inc. and WNS UK in India	Fiscal 2007	₹	23.1	$(0.3	)(1)	₹	5.4	$(0.1	)(1)
WNS Global	Fiscal 2009	₹	55.2	$(0.6	)(1)	₹	—	$—
WNS Business Consulting Services Private Limited (“WNS BCS”)	Fiscal 2010	₹	1.0	$(0.1	)(1)	₹	—	$—
Permanent establishment of WNS NA Inc in India	Fiscal 2011	₹	31.0	$(0.4	)(1)	₹	9.9	$(0.1	)(1)
WNS Global	Fiscal 2016	₹	45.2	$(0.4	)(1)	₹	20.50	$(0.2	)(1)
WNS Global	Fiscal 2020	₹	133.0	$(1.4	)(1)	₹	—	$—
Total		₹	343.8	$(4.1	)(1)	₹	49.1	$(0.6	)(1)

Note:

(1)	Based on the exchange rate as at September 30, 2023.

The aforementioned orders of assessment allege that the transfer prices we applied to certain of the international transactions between WNS Global or WNS BCS (each of which is one of our Indian subsidiaries), as the case may be, and our other wholly-owned subsidiaries named above were not on arm’s-length terms, disallow a tax holiday benefit claimed by us, deny the set off of brought forward business losses and unabsorbed depreciation, disallow certain expenses and payments claimed as tax deductible by WNS Global or WNS BCS, as the case may be. As at September 30, 2023, we have provided a tax reserve of ₹816.9 million ($9.8 million based on the exchange rate on September 30, 2023) primarily on account of the Indian tax authorities’ denying the set-off of brought forward business losses and unabsorbed depreciation. We have appealed against these orders of assessment before higher appellate authorities.

In addition, we currently have orders of assessment pertaining to similar issues that have been decided in our favor by appellate authorities, vacating tax demands of ₹6,907.0 million ($83.2 million based on the exchange rate on September 30, 2023) in additional taxes, including interest of ₹2,457.1 million ($29.6 million based on the exchange rate on September 30, 2023). The income tax authorities have filed or may file appeals against these orders at higher appellate authorities.

In case of disputes, the Indian tax authorities may require us to deposit with them all or a portion of the disputed amounts pending resolution of the matters on appeal. Any amount paid by us as deposits will be refunded to us with interest if we succeed in our appeals. We have deposited ₹904.1 million ($10.9 million based on the exchange rate on September 30, 2023) of the disputed amount with the tax authorities and may be required to deposit the remaining portion of the disputed amount with the tax authorities pending final resolution of the respective matters.

As at September 30, 2023, corporate tax returns for fiscal year 2021 and thereafter remain subject to examination by tax authorities in India.

After consultation with our Indian tax advisors and based on the facts of these cases, legal opinions from counsel on certain matters, the nature of the tax authorities’ disallowances and the orders from appellate authorities deciding similar issues in our favor in respect of assessment orders for earlier fiscal years, we believe these orders are unlikely to be sustained at the higher appellate authorities and we intend to vigorously dispute the orders of assessment.

In addition, we currently have orders of assessment outstanding for various years pertaining to pre-acquisition period of Smart Cube India Private Limited acquired in fiscal 2023, which assess additional taxable income that could in the aggregate give rise to an estimated ₹63.2 million ($0.8 million based on the exchange rate on September 30, 2023) in additional taxes, including interest of ₹31.1 million ($0.4 million based on the exchange rate on September 30, 2023). These orders of assessment disallow tax holiday benefit claimed by these acquired entities. These acquired entities have appealed against these orders of assessment before higher appellate authorities.

We have received orders of assessment from the value-added tax (“VAT”), service tax and goods and services tax (“GST”) authorities, demanding payment of ₹240.8 million ($2.9 million based on the exchange rate on September 30, 2023) towards VAT, service tax and GST for the period April 1, 2014 to March 31, 2020. The tax authorities have rejected input tax credit on certain types of input services. Based on consultations with our tax advisors, we believe these orders of assessments will more likely than not be vacated by the higher appellate authorities and we intend to dispute the orders of assessments.

In 2016, we also received an assessment order from the Sri Lankan Tax Authority, demanding payment of LKR 25.2 million ($0.1 million based on the exchange rate on September 30, 2023) in connection with the review of our tax return for fiscal year 2012. The assessment order challenges the tax exemption that we have claimed for export business. We have filed an appeal against the assessment order with the Sri Lankan Court of Appeal in this regard. Based on consultations with our tax advisors, we believe this order of assessment will more likely than not be vacated by the higher appellate authorities and we intend to dispute the order of assessment.

No assurance can be given, however, that we will prevail in our tax disputes. If we do not prevail, payment of additional taxes, interest and penalties may adversely affect our results of operations, financial condition and cash flows. There can also be no assurance that we will not receive similar or additional orders of assessment in the future.

Quantitative and Qualitative Disclosures about Market Risk

General

Market risk is attributable to all market sensitive financial instruments including foreign currency receivables and payables. The value of a financial instrument may change as a result of changes in the interest rates, foreign currency exchange rates, commodity prices, equity prices and other market changes that affect market risk sensitive instruments.

Our exposure to market risk is primarily a function of our revenue generating activities and any future borrowings in foreign currency. The objective of market risk management is to avoid excessive exposure of our earnings to losses. Most of our exposure to market risk arises from our revenue and expenses that are denominated in different currencies.

The following risk management discussion and the estimated amounts generated from analytical techniques are forward-looking statements of market risk assuming certain market conditions. Our actual results in the future may differ materially from these projected results due to actual developments in the global financial markets.

Risk Management Procedures

We manage market risk through our treasury operations. Our senior management and our Board of Directors approve our treasury operations’ objectives and policies. The activities of our treasury operations include management of cash resources, implementation of hedging strategies for foreign currency exposures, implementation of borrowing strategies and monitoring compliance with market risk limits and policies. Our Foreign Exchange Committee, comprising the Director nominated by the Board, our Group Chief Executive Officer and our Group Chief Financial Officer, is the approving authority for all our hedging transactions.

Components of Market Risk

Exchange Rate Risk

Our exposure to market risk arises principally from exchange rate risk. Although substantially all of our revenue less repair payments (non-GAAP) is denominated in pound sterling and US dollars, approximately 45.8% of our expenses (net of payments to repair centers made as part of our BFSI segment) for the six months ended September 30, 2023, were incurred and paid in Indian rupees. The exchange rates between each of the pound sterling, the Indian rupee, the Australian dollar, the South African rand and the Philippine peso, on the one hand, and the US dollar, on the other hand, have changed substantially in recent years and may fluctuate substantially in the future.

Our exchange rate risk primarily arises from our foreign currency-denominated receivables. Based upon our level of operations for the six months ended September 30, 2023, a sensitivity analysis shows that a 10% appreciation or depreciation in the pound sterling against the US dollar would have increased or decreased revenue by approximately $15.6 million and increased or decreased revenue less repair payments (non-GAAP) by approximately $13.8 million for the six months ended September 30, 2023, a 10% appreciation or depreciation in the Australian dollar against the US dollar would have increased or decreased revenue and revenue less repair payments (non-GAAP) by approximately $3.8 million, a 10% appreciation or depreciation in the Euro against the US dollar would have increased or decreased revenue and revenue less repair payments (non-GAAP) by approximately $5.0 million, and a 10% appreciation or depreciation in the South African rand against the US dollar would have increased or decreased revenue and revenue less repair payments (non-GAAP) by approximately $0.6 million for the six months ended September 30, 2023.

Similarly, a 10% appreciation or depreciation in the Indian rupee against the US dollar would have increased or decreased our expenses incurred and paid in Indian rupee for the six months ended September 30, 2023 by approximately $24.3 million, a 10% appreciation or depreciation in the South African rand against the US dollar would have increased or decreased our expenses incurred and paid in South African rand for the six months ended September 30, 2023 by approximately $3.0 million and a 10% appreciation or depreciation in the Philippine peso against the US dollar would have increased or decreased our expenses incurred and paid in Philippine peso for the six months ended September 30, 2023 by approximately $6.1 million.

To protect against foreign exchange gains or losses on forecasted revenue and inter-company revenue, we have instituted a foreign currency cash flow hedging program. We hedge a part of our forecasted revenue and inter-company revenue denominated in foreign currencies with forward contracts and options.

Interest Rate Risk

Our exposure to interest rate risk arises from our borrowings which have a floating rate of interest. We manage this risk by maintaining an appropriate mix between fixed and floating rate borrowings and through the use of interest rate swap contracts. The costs of floating rate borrowings may be affected by fluctuations in the interest rates. As at September 30, 2023, we do not have any swap agreements outstanding.

We monitor our positions and do not anticipate non-performance by the counterparties. We intend to selectively use interest rate swaps, options and other derivative instruments to manage our exposure to interest rate movements. These exposures are reviewed by appropriate levels of management on a periodic basis. We do not enter into hedging agreements for speculative purposes.

Part III — RISK FACTORS

This report contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of a number of factors, including those described in the following risk factors and elsewhere in this annual report. If any of the following risks actually occur, our business, financial condition, results of operations and cash flows could suffer and the trading price of our ADSs could decline.

Risks Related to Our Business

The global economic and geo-political conditions have been and continue to be challenging and have had, and may continue to have, an adverse effect on the financial markets and the economy in general, which has had, and may continue to have, a material adverse effect on our business, clients, employees, financial performance, results of operations and cash flows and the prices of our equity shares and ADSs.

As we have operations in 13 countries and service clients across multiple geographic regions, our business, financial performance and results of operations depend significantly on worldwide macroeconomic and geo-political conditions. Recent economic conditions and geo-political developments have been and continue to be challenging for global economies and could materially and adversely affect our business and financial performance.

Economic factors, such as recessionary economic cycles, inflation, high interest rates, fluctuations in foreign exchange rates, monetary tightening and volatility in the financial markets, have impacted, and may continue to impact, our business, financial condition and results of operations. The current global economic uncertainty and the possibility of continued turbulence or uncertainty in the European, US, Asian and international financial markets and economies have adversely affected, and may continue to adversely affect, our and our clients’ liquidity and financial condition. High levels of inflation in the various geographies where we operate in have resulted in increased supply costs, which in turn have impacted pricing and consumer demand. High interest rates, coupled with illiquid credit markets and wider credit spreads, may increase our cost of borrowing and cause credit to become more limited, which could have a material adverse effect on not only on our financial condition, liquidity and cash flows, but also on our clients’ ability to use credit to purchase our services or to make timely payments to us. In addition, as a result of high debt levels, a number of countries have required and may continue to require additional financial support, sovereign credit ratings have declined and may continue to decline, and there may be default on the sovereign debt obligations of certain countries. Uncertainties remain regarding future central bank and other economic policies in the US and EU. Such adverse macroeconomic conditions may further lead to increased volatility in the currency and financial markets globally. For example, appreciation of the US dollar may have an unpredictable impact on our company in a number of ways, including the conversion of our operating results into our reporting currency, the US dollar. For further information, see “—Currency fluctuations among the Indian rupee, the pound sterling, the US dollar, the Australian dollar, the Euro, the South African rand and the Philippine peso could have a material adverse effect on our results of operations.” In addition, volatility in the financial markets could have a material impact on our ADS price. We cannot predict the trajectory of the recent economic slowdown or any subsequent economic recovery. If adverse macroeconomic conditions continue for a prolonged period of time or even worsen, our business, financial condition and results of operations will be adversely affected.

Government policies or objectives pursued by countries in which we do business could potentially impact the demand for our services in certain countries. Changes in trade policies, increases in tariffs, the imposition of retaliatory tariffs, including those implemented by the United States, China and Europe and legislation requiring greater oversight of supply chains, may have a material adverse effect on global economic conditions and the stability of global financial markets and may reduce international trade.

Geopolitical crises, such as war, political instability and terrorist attacks, could disrupt our operations. The conflict between Russia and Ukraine and the recent conflict in Israel have led and could lead to significant market and other disruptions, including significant volatility in commodity prices, supply of energy resources, instability in financial markets, supply chain interruptions, political and social instability, changes in consumer or purchaser preferences as well as increase in cyberattacks and espionage. In particular, we have operations in Poland and Romania, which border Ukraine and have been materially and adversely affected by inflation, particularly increases in energy and food prices, resulting from disrupted supplies from Russia and Ukraine. In addition, as a result of the ongoing military conflict, there has been a growing number of migrants in Poland and Romania. Such an influx of migrants could further exacerbate inflation in these two countries, thereby resulting in an upward pressure on wages, which could have a material adverse effect on our operations in these two countries. The length, impact and outcome of the ongoing military conflict in Ukraine are highly unpredictable. If the conflict continues or extends beyond Ukraine, it would continue to have a significant impact on the global economy and our operations in Poland and Romania.

Additionally, major political events, including the UK’s withdrawal from the EU in January 2020, commonly referred to as “Brexit,” has also created uncertainty for businesses such as ours that operate in these markets. While the UK and the EU have ratified a trade and cooperation agreement to govern their relationship after Brexit, the agreement merely sets forth a framework in many respects and requires additional bilateral negotiations between the UK and the EU as both parties continue to work on the rules for implementation. Significant political and economic uncertainty remains about how the precise terms of the relationship between the parties will differ from the terms before withdrawal. Such terms could adversely affect the economic conditions in affected markets as well as the stability of the global financial markets, which in turn have had and may continue to have a material adverse effect on global economic conditions and financial markets, and may significantly reduce global market liquidity, restrict the ability of key market participants to operate in certain financial markets or restrict our access to capital. 23.5% of our revenues and 21.4% of our revenue less repair payments (non-GAAP) in the three months ended September 30, 2023 and 25.4% of our revenues and 21.4% of our revenue less repair payments (non-GAAP) in fiscal 2023 were denominated in pound sterling. The extent and duration of the decline in the value of the pound sterling to the US dollar and other currencies is unknown at this time. A long-term reduction in the value of the pound sterling as a result of Brexit or otherwise could adversely impact our earnings growth rate and profitability. Although we believe that our hedging program is effective, there is no assurance that it will protect us against fluctuations in foreign currency exchange rates.

A few major clients account for a significant portion of our revenue and any loss of business from these clients could reduce our revenue and significantly harm our business.

We have derived and believe that we will continue to derive in the near term a significant portion of our revenue from a limited number of large clients. In fiscal 2023 and 2022, our five largest clients accounted for 23.8% and 27.1% of our revenue and 25.0% and 27.6% of our revenue less repair payments (non-GAAP), respectively. In fiscal 2023 and 2022, our three largest clients accounted for 15.7% and 18.1% of our revenue and 16.6% and 19.6% of our revenue less repair payments (non-GAAP), respectively. In fiscal 2023, our largest client individually accounted for 6.5% and 6.8% of our revenue and revenue less repair payments (non-GAAP), respectively, as compared to 7.3% and 7.9% in fiscal 2022, respectively. Any loss of business from any major client could reduce our revenue and significantly harm our business.

For example, in January 2023, we ceased to provide certain services to a healthcare company because of internal decisions of the healthcare company to lower its exposure to one vendor. This healthcare company was one of our top five customers by revenue contribution in fiscal 2023. The customer accounted for 6.5% and 7.3% of our revenue and 6.8% and 7.9% of our revenue less repair payments (non-GAAP) in fiscal 2023 and in fiscal 2022, respectively.

We have derived, and we expect to continue to derive for the foreseeable future, a significant portion of our revenue from Aviva Global Services (Management Services) Private Limited (“Aviva MS”). Under our master services agreement with Aviva MS, Aviva MS is permitted to terminate the agreement without cause with 180 days’ notice upon payment of a termination fee.

In addition, the volume of work performed for specific clients is likely to vary from year to year, particularly since we may not be the exclusive outside service provider for our clients. Thus, a major client in one year may not provide the same level of revenue in any subsequent year. For example, until fiscal 2018, Aviva MS was our largest client and revenue from Aviva MS decreased from $54.5 million in fiscal 2017 to $51.9 million in fiscal 2018 to $50.1 million in fiscal 2019 and increased to $53.3 million in fiscal 2020. This decline in revenue in fiscal 2018 and 2019 was partially attributable in part to revised pricing terms and in part to a reduction of services due to automation performed by Aviva MS and the automation of certain services by WNS. The loss of some or all of the business of any large client could have a material adverse effect on our business, results of operations, financial condition and cash flows. A number of factors other than our performance could cause the loss of or reduction in business or revenue from a client, and these factors are not predictable. For example, a client may demand price reductions, change its outsourcing strategy or move work in-house. A client may also be acquired by a company with a different outsourcing strategy that intends to switch to another BPM service provider or return work in-house.

Our revenue is highly dependent on clients concentrated in a few industries, as well as clients located primarily in the US, the UK, Europe and Australia. Economic slowdowns or factors that affect these industries or the economic environment in the US, the UK, Europe or Australia could reduce our revenue and seriously harm our business.

A substantial portion of our clients are concentrated in the insurance industry, healthcare industry and the travel and leisure industry. In fiscal 2023 and 2022, 26.8% and 29.9% of our revenue, respectively, and 22.9% and 24.3% of our revenue less repair payments (non-GAAP), respectively, was derived from clients in the insurance industry. During the same periods, clients in the travel and leisure industry contributed 16.9% and 14.8% of our revenue, respectively, and 17.9% and 16.0% of our revenue less repair payments (non-GAAP), respectively and clients in the healthcare industry contributed 15.7% and 17.7% of our revenue, respectively, and 16.6% and 19.1% of our revenue less repair payments (non-GAAP), respectively. Our business and growth largely depend on continued demand for our services from clients in these industries and other industries that we may target in the future, as well as on trends in these industries to outsource business processes.

The current global macroeconomic and geo-political conditions have affected, and may continue to affect, both the industries in which our clients are concentrated and the geographies in which we do business. For more information, see “— The global economic and geo-political conditions have been and continue to be challenging and have had, and may continue to have, an adverse effect on the financial markets and the economy in general, which has had, and may continue to have, a material adverse effect on our business, clients, employees, financial performance, results of operations and cash flows and the prices of our equity shares and ADSs.” Certain of our targeted industries are especially vulnerable to crises in the financial and credit markets and potential economic downturns. Our results of operations depend on, among other things, our ability to maintain and increase our sales volume with existing clients and to attract new clients. The COVID-19 pandemic and related governmental responses, rising inflation and high interest rates have affected, and any future resurgence of COVID-19 may affect, the demand for our services across industries from a number of clients, depending on the ability of each client, and the nature of their industries, products and services, to cope with the effects of these developments. A downturn in any of our targeted industries, a slowdown or reversal of the trend to offshore business process outsourcing in any of these industries or the introduction of regulation which restricts or discourages companies from outsourcing could result in a decrease in the demand for our services and adversely affect our results of operations. For instance, the ongoing military conflict between Russia and Ukraine, especially in the event of further escalation beyond the borders of Ukraine and potential cascading effects of the sanctions on Russia, and the recent conflict in Israel could have a material adverse effect on global trade and travel. Our business has been, and we expect it will continue to be, impacted across operating segments due to the Russia-Ukraine conflict.

In addition, any further weakening of or continuing uncertainty in worldwide economic and business conditions could result in a few of our clients reducing or postponing their outsourced business requirements. For example, the COVID-19 pandemic has caused, and may continue to cause, significant financial distress to some of our clients. The issues impacting our clients have in turn reduced, and may continue to reduce, the demand for our services, thereby adversely affecting our results of operations. Additionally, our revenue is highly dependent on the economic environments in the US, the UK, Europe and Australia. In fiscal 2023 and 2022, 49.2% and 45.4% of our revenue, respectively, and 51.8% and 49.1% of our revenue less repair payments (non-GAAP), respectively, were derived from clients located in the US. During the same periods, 28.7% and 32.8% of our revenue, respectively, and 24.9% and 27.4% of our revenue less repair payments (non-GAAP), respectively, were derived from clients located in the UK, 7.1% and 6.1% of our revenue, respectively, and 7.4% and 6.6% of our revenue less repair payments (non-GAAP), respectively, were derived from clients located in Europe (excluding the UK), and 6.1% and 6.1% of our revenue, respectively, and 6.4% and 6.6% of our revenue less repair payments (non-GAAP), respectively, were derived from clients located in Australia. Any further weakening of or continuing uncertainty in the US, UK, European or Australian economy will likely have a further adverse impact on our revenue.

Other developments may also lead to a decline in the demand for our services in our targeted industries. Significant changes in the financial services industry or any of the other industries on which we focus, or a consolidation in any of these industries or acquisitions, particularly involving our clients, may decrease the potential number of buyers of our services and have an adverse impact on our profitability. Any significant reduction in or the elimination of the use of the services we provide within any of these industries would result in reduced revenue and harm our business. Our clients may experience rapid changes in their prospects, substantial price competition and pressure on their profitability. Although such pressures can encourage outsourcing as a cost reduction measure, they may also result in increasing pressure on us from clients in these key industries to lower our prices which could negatively affect our business, results of operations, financial condition and cash flows.

Our business operations and future growth have been, and may continue to be, negatively impacted on account of the COVID-19 pandemic.

In May 2023, the World Health Organization declared that COVID-19 was no longer a global emergency. Countries around the world have also relaxed restrictions imposed over the past three years during the global outbreak of COVID-19, including the travel restrictions. However, the possibility of a future resurgence of COVID-19 remains in many countries around the world, including countries where all of our delivery centers are located, which may create, significant uncertainty and disruption in the future. Governmental measures and regulations, such as city or country-wide lockdowns, local, domestic and international travel restrictions as well as closures of the enabling ecosystem necessary for our business to operate smoothly, impacted, and if reimposed in the future, could impact, our ability to fully deliver services to our clients, especially from our delivery centers. Our ability to continue operations is dependent on a number of factors, such as the continued availability of high-quality internet bandwidth, an uninterrupted supply of electricity and the sustainability of social infrastructure to enable our remote-working employees to continue delivering services. See also “— If we cause disruptions to our clients’ businesses, provide inadequate service or are in breach of our representations or obligations, our clients may have claims for substantial damages against us. Our insurance coverage may be inadequate to cover these claims and, as a result, our profits may be substantially reduced.”

Given the uncertainty around the extent and timing of the future spread or mitigation of the COVID-19 and around the imposition or relaxation of protective measures, we cannot reasonably estimate the impact to our future results of operations, cash flows or financial condition. In addition, the unknown scale and duration of these developments have had, and may continue to have, macro and micro negative effects on the financial markets and global economy, which has resulted in an economic downturn that has affected, and may continue to affect, demand for our services and has had, and may continue to have, a material adverse effect on our operations and financial results, earnings, cash flow, financial condition and our ADS price. These effects could be material and long-lasting.

Following guidance from local public health authorities in the countries in which we operate, we have taken various measures, and transitioned into new processes, to help reduce the spread of the virus and maintain the health and safety of our workforce, including but not limited to, implementing remote-working arrangements, restricting access to sites and implementing other measures to help maintain the safety of our workforce, which will allow us to carry out operations from our delivery centers. The effects of these policies have negatively impacted, and may continue to negatively impact, productivity and the magnitude of any effect will depend, in part, on the length and severity of the restrictions and other limitations on our ability to conduct our business in the ordinary course. Some of these measures have required, and continue to require, us to provide services and operate client processes in an unsupervised environment, and while this has been acknowledged by our clients, such alternative operating models may result in breaches of our contractual obligations. Also, if a natural disaster, power outage, connectivity issue, or other event occurs that impacts our employees’ ability to work remotely, it may be difficult or, in certain cases, impossible, for us to continue our business for a substantial period of time. The increase in remote working may also result in client privacy, IT security and fraud concerns as well as increase our exposure to potential wage and hour issues.

For example, in India, the Philippines, South Africa and the United States, we have large concentrations of employees performing critical operations. The closure or partial closure of operational facilities, or restrictions inhibiting our employees’ ability to access those facilities, during the past three years disrupted our ability to provide our services and solutions to our clients and resulted in, among other things, losses of revenue. Similar closure and restrictions could be reimposed to varying degrees in different jurisdictions from time to time, and any such closure and restrictions could cause such disruptions to our business. In addition, clients may defer decision making or delay planned work.

To the extent that the COVID-19 pandemic previously adversely affected, and may in the future continue to adversely affect, our business, financial condition, results of operations and cash flows, it may also have the effect of heightening many of the other risks described in this “Risk Factors” section, such as, but not limited to, those relating to:

•	the global economic and geo-political conditions and financial markets and the economy in general and the resultant potential fluctuations in foreign exchange rates;

•	our revenue being highly dependent on clients concentrated in a few industries, as well as clients located primarily in the US, the UK, Europe and Australia;

•	potential disruptions to our clients’ businesses if we provide inadequate service or are in breach of our representations or obligations;

•	the negative public reaction to offshore outsourcing, proposed legislation or otherwise;

•

our operating results, which may differ from period to period and make it difficult for us to prepare accurate internal financial forecasts for responding in a timely manner to offset such period-to-period fluctuations;

•	a substantial portion of our assets and operations being located in India, which subjects us to regulatory, economic, social and political uncertainties in India;

•	restrictions on entry visas that may affect our ability to compete for and provide services to clients in the US and the UK; and

•

our ability to maintain effective controls that may materially impact or are reasonably likely to materially impact our disclosure controls and procedures and internal controls over financial reporting.

Currency fluctuations among the Indian rupee, the pound sterling, the US dollar, the Australian dollar, the Euro, the South African rand and the Philippine peso could have a material adverse effect on our results of operations.

Although substantially all of our revenue is denominated in US dollars, pound sterling, and to a lesser extent, Euro, Australian dollars, and South African rand, a significant portion of our expenses (other than payments to repair centers, which are primarily denominated in pound sterling) are incurred and paid in Indian rupees and, to a lesser extent, in South African rand and Philippine peso. Therefore, a weakening of the rate of exchange for the pound sterling, the US dollar, the Australian dollar or Euro against the Indian rupee or, to a lesser extent, a weakening of the pound sterling against the South African rand or the Philippine peso would adversely affect our results. Furthermore, we report our financial results in US dollars and our results of operations would be adversely affected if the pound sterling, Euro or the Australian dollar depreciates against the US dollar, or if the Indian rupee or, to a lesser extent, the South African rand or the Philippine peso appreciates against the US dollar.

Fluctuations between the Indian rupee, the pound sterling, the Australian dollar, the Euro, the South African rand or the Philippine peso, on the one hand, and the US dollar, on the other hand, expose us to translation risk when transactions denominated in such currencies are translated to US dollars, our reporting currency. The exchange rates between each of the Indian rupee, the pound sterling, the Australian dollar, the Euro, the South African rand or the Philippine peso, on the one hand, and the US dollar, on the other hand, have changed substantially in recent years and may fluctuate substantially in the future.

In addition, the military conflict between Russia and Ukraine may have substantial impact on the global economy and may result in unpredictable fluctuations in foreign currency exchange rates, and in particular, may negatively impact the pound sterling, the Euro and other currencies in which our revenue is denominated. The withdrawal of the UK from the EU in January 2020 has created significant political and economic uncertainty regarding the trading relationship between the UK and the EU. See “—The UK’s withdrawal from the EU may have a negative effect on global economic conditions, financial markets and our operations in the UK and EU, which could reduce the value of our ADS.” These developments have caused, and may continue to cause, volatility in the exchange rates between the pound sterling and other currencies.

The average Indian rupee to US dollar exchange rate was approximately ₹82.40 per $1.00 in the six months ended September 30, 2023, which represented a depreciation of the Indian rupee by an average of 2.6% as compared with the average exchange rate of approximately ₹80.33 per $1.00 in fiscal 2023, which in turn represented a depreciation of the Indian rupee by an average of 7.8% as compared with the average exchange rate of approximately ₹74.49 per $1.00 in fiscal 2022.

The average pound sterling to US dollar exchange rate was approximately £0.79 per $1.00 in the six months ended September 30, 2023, which represented an appreciation of the pound sterling by an average of 4.4% as compared with the average exchange rate of approximately £0.83 per $1.00 in fiscal 2023, which in turn represented a depreciation of the pound sterling by an average of 11.8% as compared with the average exchange rate of approximately £0.73 per $1.00 in fiscal 2022.

The average Australian dollar to US dollar exchange rate was approximately A$1.51 per $1.00 in the six months ended September 30, 2023, which represented a depreciation of the Australian dollar by an average of 3.4% as compared with the average exchange rate of approximately A$1.46 per $1.00 in fiscal 2023, which in turn represented a depreciation of the Australian dollar by an average of 7.3% as compared with the average exchange rate of approximately A$1.35 per $1.00 in fiscal 2022.

The average Euro to US dollar exchange rate was approximately €0.92 per $1.00 in the six months ended September 30, 2023, which represented an appreciation of the Euro by an average of 4.5% as compared with the average exchange rate of approximately €0.96 per $1.00 in fiscal 2023, which in turn represented a depreciation of the Euro by an average of 10.4% as compared with the average exchange rate of approximately €$0.86 per $1.00 in fiscal 2022.

The average South African rand to US dollar exchange rate was approximately R18.64 per $1.00 in the six months ended September 30, 2023, which represented a depreciation of the South African rand by an average of 9.7% as compared with the average exchange rate of approximately R16.98 per $1.00 in fiscal 2023, which in turn represented a depreciation of the South African rand by an average of 14.4% as compared with the average exchange rate of approximately R14.85 per $1.00 in fiscal 2022.

The average Philippine peso to US dollar exchange rate was approximately PHP 55.79 per $1.00 in the six months ended September 30, 2023, which represented a depreciation of the Philippine peso by an average of 0.9% as compared with the average exchange rate of approximately PHP 55.32 per $1.00 in fiscal 2023, which in turn represented a depreciation of the Philippine peso by an average of 10.5% as compared with the average exchange rate of approximately PHP50.07 per $1.00 in fiscal 2022.

Our results of operations would be adversely affected if the Indian rupee appreciates significantly against the US dollar or if the pound sterling or the Australian dollar depreciates against the US dollar or, to a lesser extent, if the South African rand or the Philippine peso appreciates significantly against the US dollar.

For example, the depreciation of the Indian rupee, Philippine peso and the South African rand against the US dollar in fiscal 2023 positively impacted our results of operations whereas the depreciation of the pound sterling and the Australian dollar against the US dollar negatively impacted our results of operations during that year.

The depreciation of the Indian rupee, the Philippine peso, the appreciation of the pound sterling and the Australian dollar against the US dollar in fiscal 2022 positively impacted our results of operations whereas the appreciation of the South African rand against the US dollar negatively impacted our results of operations during that year.

We hedge a portion of our foreign currency exposures using options and forward contracts. We cannot assure you that our hedging strategy will be successful or will mitigate our exposure to currency risk.

The international nature of our business exposes us to several risks, such as unexpected changes in the regulatory requirements and governmental policy changes of multiple jurisdictions.

We have operations in Canada, China, Costa Rica, India, Malaysia, the Philippines, Poland, Romania, South Africa, Sri Lanka, Turkey, the UK and the US, and we service clients across Asia, Europe, South Africa, Australia and North America. Our corporate structure also spans multiple jurisdictions, with our parent holding company incorporated in Jersey, Channel Islands, and intermediate and operating subsidiaries (including branch offices) incorporated in Australia, Canada, China, Costa Rica, France, India, Mauritius, the Netherlands, the Philippines, Romania, South Africa, Singapore, Sri Lanka, Spain, Turkey, the United Arab Emirates, the UK and the US. As a result, we are exposed to risks typically associated with conducting business internationally, many of which are beyond our control. These risks include:

•	legal uncertainty owing to the overlap of different legal regimes, and problems in asserting contractual or other rights across international borders;

•	potentially adverse tax consequences, such as scrutiny of transfer pricing arrangements by authorities in the countries in which we operate;

•	potential tariffs and other trade barriers;

•	unexpected changes in legal regimes and regulatory requirements; and

•	policy changes due to changes in government.

During the fourth quarter of fiscal 2020, Brexit had a negative impact on the insurance industry and applied downward pressure on the expected future performance of the WNS Auto Claims reportable segment, due to contract renegotiations and loss of certain clients. These factors, together with the highly uncertain operating environment in the UK, have negatively impacted and caused us to significantly reduce our financial projections and estimates of the WNS Auto Claims BPM reportable segment from our previous estimates. Accordingly, we performed an impairment review of the goodwill associated with the companies we had acquired for our auto claims business and recorded an impairment charge of $4.1 million to our results of operations in fiscal 2020 for the remaining goodwill balance of our auto claims business.

The occurrence of other changes in legal regimes or regulatory requirements, or any other events associated with the risks of conducting business internationally, could have a material adverse effect on our results of operations and financial condition.

Our global operations expose us to numerous and sometimes conflicting legal and regulatory requirements. Failure to adhere to the laws and regulations that govern our business or our clients’ businesses that we are required to comply with in performing our services could harm our business.

We have operations in 13 countries and our corporate structure spans multiple jurisdictions. Further, we service clients across multiple geographic regions and multiple industries. We are required to comply with numerous, and sometimes conflicting and uncertain, laws and regulations including on matters relating to import/export controls, trade restrictions, taxation, immigration, internal disclosure and control obligations, securities regulation, anti-competition, data privacy and protection, anti-corruption, and employment and labor relations. In addition, we are required to obtain and maintain permits and licenses for the conduct of our business in various jurisdictions. Our clients’ business operations are also subject to numerous regulations in the jurisdiction in which they operate or that are applicable to their industry, and our clients may contractually require that we perform our services in compliance with regulations applicable to them or in a manner that will enable them to comply with such regulations. For example, regulations to which our and our clients’ business operations are subject include the Gramm-Leach-Bliley Act, the Health Insurance Portability and Accountability Act, the Health Information Technology for Economic and Clinical Health Act and the California Consumer Privacy Act in the US, the Financial Services Act in the UK and the General Data Protection Regulation in the EU. Countries around the world, including those where we have business operations and where we service customers for our clients, have adopted or have proposed to adopt in the near future, comprehensive privacy and personal data protection laws, including the Protection of Personal Information Act (POPI) in South Africa and the upcoming Personal Data Protection Bill (PDPB) in India. EU regulators have also adopted revised standard contractual clauses that add requirements for transferring EU personal data to other jurisdictions, which may increase compliance and operational costs and legal risks and liabilities of that data transfer mechanism. In addition, HealthHelp, which we acquired in March 2017, administers programs offered by the Centers for Medicare & Medicaid Services, a United States federal agency that administers Medicare and Medicaid. Regulatory changes may result in our exiting certain parts of our business.

On account of the global nature of our and our clients’ operations, compliance with diverse legal and regulatory requirements is difficult, time-consuming and requires significant resources. Further, the extent of development of legal systems varies across the countries in which we operate and local laws may not be adequately developed or be able to provide us clear guidance to sufficiently protect our rights. Specifically, in many countries including those in which we operate and/or seek to expand to, the practices of local businesses may not be in accordance with international business standards and could violate anti-corruption laws and regulations, including the UK Bribery Act 2010 and the US Foreign Corrupt Practices Act 1977. Our employees, subcontractors, agents, business partners, the companies we acquire and their employees, subcontractors and agents, and other third parties with which we associate, could act in a manner which violates policies or procedures intended to ensure compliance with laws and regulations, including applicable anti-corruption laws or regulations.

Violations of such laws or regulations by us, our employees or any of these third parties could subject us to criminal or civil enforcement actions (whether or not we participated or were aware of the actions leading to the violations), including fines or penalties, breach of contract damages, disgorgement of profits and suspension or disqualification from work, any of which could materially and adversely affect our business, including our results of operations and our reputation. If we are unable to maintain our licenses, permits or other qualifications necessary to provide our services, we may not be able to provide services to existing clients or be able to attract new clients and could lose revenue, which could have a material adverse effect on our business.

We face competition from onshore and offshore BPM companies and from information technology companies that also offer BPM services. Our clients may also choose to run their business processes themselves, either in their home countries or through captive units located offshore.

The market for outsourcing services is very competitive and we expect competition to intensify and increase from a number of sources. We believe that the principal competitive factors in our markets are price, service quality, sales and marketing skills, business process transformation capabilities and industry expertise. We face significant competition from our clients’ own in-house groups including, in some cases, in-house departments operating offshore or captive units. Clients who currently outsource a significant proportion of their business processes or information technology services to vendors in India may, for various reasons, including diversifying geographic risk, seek to reduce their dependence on any one country. We also face competition from onshore and offshore BPM and information technology services companies. In addition, the trend toward offshore outsourcing, international expansion by foreign and domestic competitors and continuing technological changes will result in new and different competitors entering our markets. The COVID-19 pandemic further hastened the development and adoption of such technological changes that may accelerate the pace of disintermediation, which may impact the services that the BPM industry currently provides.

These competitors may include entrants from the communications, software and data networking industries or entrants in geographic locations with lower costs than those in which we operate. Technological changes include the development of complex automated systems for the processing of transactions that are formerly labor intensive, which may reduce or replace the need for outsourcing such transaction processing.

Some of these existing and future competitors have greater financial, human and other resources, longer operating histories, greater technological expertise, more recognizable brand names and more established relationships in the industries that we currently serve or may serve in the future. In addition, some of our competitors may enter into strategic or commercial relationships among themselves or with larger, more established companies in order to increase their ability to address client needs, or enter into similar arrangements with potential clients. Increased competition, our inability to compete successfully against competitors, pricing pressures or loss of market share could result in reduced operating margins which could harm our business, results of operations, financial condition and cash flows.

Changes in technology could lead to changes in our clients’ businesses as well as their requirements for business process services, which may adversely impact our business and results of operations.

Proliferation of accessible technology, such as smartphones and internet, has had an impact on the manner in which customers and businesses interact with each other. Companies are increasingly adopting social media platforms, online self-help portals and mobile applications for communicating with and servicing their customers rather than utilizing BPM companies such as ourselves to manage these interactions. Our clients also continue to invest in technology by upgrading their platforms and application capabilities towards increased automation of transactions. Advances in software, such as artificial intelligence (“AI”), including generative AI, machine learning and robotic process automation, have the potential to reduce dependency on human processing transactions. Such developments and other innovations, such as autonomous vehicles, have the potential to significantly change the way our clients’ businesses operate and may reduce their dependency on BPM companies, including our company, for managing their business processes. We are therefore subject to a risk of disintermediation on account of such changes in technology, which could impact our future growth prospects and may require continued investments in our business.

Additionally, in recent years, as a result of a number of factors, including changing client preferences, an increase in data and AI services and economic pressures that can cause delays or reductions in client purchasing decisions, our clients have increasingly engaged us on a short-cycle basis. Increased short-cycle engagements make business forecasting more complex given that they are generally for services that are more discretionary and non-recurring than our traditional services. Our contracts for short-cycle engagements typically permit our clients to terminate the agreement with shorter notice than is required under our longer-term contracts. Our failure to properly manage these shorter-cycle engagements could adversely affect our business, growth strategy and results of operations.

If we cause disruptions to our clients’ businesses, provide inadequate service or are in breach of our representations or obligations, our clients may have claims for substantial damages against us. Our insurance coverage may be inadequate to cover these claims and, as a result, our profits may be substantially reduced.

Most of our contracts with clients contain service level and performance requirements, including requirements relating to the quality of our services and the timing and quality of responses to the client’s customer inquiries. In some cases, the quality of services that we provide is measured by quality assurance ratings and surveys which are based in part on the results of direct monitoring by our clients of interactions between our employees and our clients’ customers. Failure to consistently meet service level requirements of a client or errors made by our associates or the software and/or platforms we use in the course of delivering services to our clients could disrupt the client’s business and result in a reduction in revenue or a claim for substantial damages against us. For example, some of our agreements stipulate standards of service that, if not met by us, will require us to pay penalties to our clients or result in lower payment to us. Failure to meet these service level requirements could result in the payment of significant penalties by us to our clients which in turn could have an adverse effect on our business, results of operations, financial condition and cash flows. In addition, in connection with acquiring new business from a client or entering into client contracts, our employees may make various representations, including representations relating to the quality of our services, abilities of our associates and our project management techniques. A failure or inability to meet a contractual requirement or our representations could seriously damage our reputation and affect our ability to attract new business or result in a claim for substantial damages against us.

Our dependence on our offshore delivery centers requires us to maintain active data and voice communications between our main delivery centers in Canada, China, Costa Rica, India, Malaysia, the Philippines, Poland, Romania, South Africa, Sri Lanka, Turkey, the UK and the US, our international technology hubs in the UK and the US and our clients’ offices. Although we maintain redundant facilities and communications links, disruptions could result from, among other things, technical and electricity breakdowns, computer glitches and viruses and adverse weather conditions. For instance, we depend on a continuous supply of electricity to operate our IT infrastructure. In addition, we have adopted a “hybrid” model, whereby a significant portion of our employees were working from home during the COVID-19 pandemic. While the number of employees working from home has steadily decreased as employees return to work from our operating premises and we have implemented multiple levels of electrical redundancies at these operating premises to mitigate against the risk of power shortage, such measures may not be available at the homes of our employees who continue to work from home. Several countries where we operate from could face power shortage in the future, which may disrupt our operations, including for employees working from home, and slow down the expansion of our operations in these countries. For instance:

•

South Africa has been facing widespread rolling power blackouts, with the current period of rolling blackouts taking place since March 2021, due to breakdowns in multiple power stations resulting in planned and unplanned power outages.

•	Sri Lanka has been unable to import sufficient oil required for electricity generation due to a foreign exchange crisis since 2021 and experienced nationwide power cuts in fiscal 2023.

•

Poland and Romania have suffered disruption of gas and oil supplies from Russia since early 2022 as a result of the ongoing conflict between Ukraine and Russia. This has led to shortage of electricity generation as well as increased energy costs in the countries.

•	India faced temporary power shortages from October to November 2021 as a result of shortages of coal used to generate electricity.

Any significant failure of our equipment or systems, or any major disruption to basic infrastructure like power and telecommunications in the locations in which we operate, could impede our ability to provide services to our clients, have a negative impact on our reputation, cause us to lose clients, reduce our revenue and harm our business.

We depend on human resources to process transactions for our clients. Disruptive incidents, including man-made events such as military conflicts, civil strikes and shutdowns, may impact the ability of our employees to commute to and from our operating premises. Non-natural disasters, whether unintentional (such as those caused by accidents) or intentional (such as those caused by terrorist attacks), may also disrupt our operations. While we have implemented business continuity plans for clients where we have contractually agreed to do so, we may not always be able to provide services to our clients for the duration of such incidents.

Although under most of our contracts with our clients, our liability for breach of our obligations is limited to actual damages suffered by the client and capped at a portion of the fees paid or payable to us under the relevant contract, our liability for breach of our obligations under certain of our contracts is unlimited. With respect to those of our contracts that contain limitations on liability, such limitations may be unenforceable or otherwise may not protect us from liability for damages. In addition, certain liabilities, such as claims of third parties for which we may be required to indemnify our clients, are generally not limited under those agreements. Further, although we have professional indemnity insurance coverage, the coverage may not continue to be available on reasonable terms or in sufficient amounts to cover one or more large claims and our insurers may disclaim coverage as to any future claims. The successful assertion of one or more large claims against us that exceed available insurance coverage, or changes in our insurance policies (including premium increases or the imposition of large deductible or co-insurance requirements), could have a material adverse effect on our business, reputation, results of operations, financial condition and cash flows.

We are liable to our clients for damages caused by unauthorized disclosure of sensitive or confidential information, whether through a breach or circumvention of our or our clients’ computer systems and processes, through our employees or otherwise. Further, cybersecurity and data privacy considerations could impact our business.

We are typically required to manage, utilize and store sensitive or confidential client data in connection with the services we provide. Under the terms of our client contracts, we are required to keep such information strictly confidential. Our client contracts do not include any limitation on our liability to them with respect to breaches of our obligation to maintain confidentiality of the information we receive from them. Although we seek to implement measures to protect sensitive and confidential client data, there can be no assurance that we would be able to prevent breaches of security. Further, some of our projects require us to conduct business functions and computer operations using our clients’ systems over which we do not have control and which may not be compliant with industry security standards. In addition, some of the client designed processes that we are contractually required to follow for delivering services to them and which we are unable to unilaterally change, could be designed in a manner that allows for control weaknesses to exist and be exploited. Any vulnerability in a client’s system or client designed process, if exploited, could result in breaches of security or unauthorized transactions and result in a claim for substantial damages against us. Although we have implemented appropriate policies, procedures and infrastructure to reduce the possibility of physical, logical and personnel security breaches, along with appropriate audit oversight for verifying continued operating effectiveness of the same through internal audits and external SSAE18 / ISAE3402, ISO27001 and PCI-DSS reviews, such measures can never completely eliminate the risk of cybersecurity attacks. Additionally, remote-working solutions deployed since the COVID-19 pandemic could potentially result in heightened information technology security and data protection risks on account of services being delivered in a physically unsupervised environment. If any person, including any of our employees, penetrates our or our clients’ network security or otherwise mismanages or misappropriates sensitive or confidential client data, we could be subject to significant liability and lawsuits from our clients or their customers for breaching contractual confidentiality provisions or privacy laws.

The threat of cyberattacks has increased and evolved in recent years with companies across the world, including us, experiencing an increase in attempted malicious attacks. To date, although there has not been a material cybersecurity attack that has had an adverse effect on our operations, there can be no assurance that there will be no material adverse effect in the future. Rapid advancements and changes to the technological landscape may require us to make significant further investments in the domain of cybersecurity in order to protect our and our clients’ data and infrastructure. In addition, such advancements coupled with the rise in the sophisticated nature of cyber threats and attacks make it possible that certain threats or vulnerabilities may not be detected in time to prevent an attack on our or our clients’ business. On account of the interconnected nature of our business, there is an interdependency between our clients, business partners and our business to implement appropriate cybersecurity controls in order to mitigate cybersecurity risk. A failure of cybersecurity controls at our client or business partners could therefore result in a breach at our company.

While we have insurance coverage for mismanagement or misappropriation of such information by our employees, that coverage may not continue to be available on reasonable terms or in sufficient amounts to cover one or more large claims against us, and our insurers may disclaim coverage as to any future claims. Penetration of the network security of our or our clients’ data centers or computer systems or unauthorized use or disclosure of sensitive or confidential client data, whether through breach of our or our clients’ computer systems, systems failure, loss or theft of assets containing confidential information or otherwise, could also have a negative impact on our reputation which would harm our business.

We also cannot be certain that advances in criminal capabilities (including cyber-attacks or cyber intrusions over the internet, malware, computer viruses and the like), discovery of new vulnerabilities or attempts to exploit existing vulnerabilities in our or our clients’ or business partners’ systems, other data thefts, physical system or network break-ins or inappropriate access, or other developments will not compromise or breach the technology protecting our or our client’s or business partners’ computer systems and networks that access and store sensitive information. Cyber threats, such as phishing and trojans, could intrude into our or our clients’ or business partners’ network to steal data or to seek sensitive information. Any intrusion into our network or our clients’ or business partners’ network (to the extent attributed to us or perceived to be attributed to us) that results in any breach of security could cause damage to our reputation and adversely impact our business and financial results. A significant failure in security measures could have a material adverse effect on our business, reputation, results of operations and financial condition.

Our business could be materially and adversely affected if we do not protect our intellectual property or if our services are found to infringe on the intellectual property of others.

Our success depends in part on certain methodologies, practices, tools and technical expertise we utilize in designing, developing, implementing and maintaining applications and other proprietary intellectual property rights. In order to protect our rights in such intellectual properties, we rely upon a combination of nondisclosure and other contractual arrangements as well as trade secret, copyright and trademark laws. We also generally enter into confidentiality agreements with our employees, consultants, clients and potential clients, and limit access to and distribution of our proprietary information to the extent required for our business purpose.

India is a member of the Berne Convention, an international intellectual property treaty, and has agreed to recognize protections on intellectual property rights conferred under the laws of other foreign countries, including the laws of the United States. There can be no assurance that the laws, rules, regulations and treaties in effect in the United States, India and the other jurisdictions in which we operate and the contractual and other protective measures we take, are adequate to protect us from misappropriation or unauthorized use of our intellectual property, or that such laws will not change. We may not be able to detect unauthorized use and take appropriate steps to enforce our rights, and any such steps may not be successful. Infringement by others of our intellectual property, including the costs of enforcing our intellectual property rights, may have a material adverse effect on our business, results of operations and financial condition.

Our clients may provide us with access to, and require us to use, third party software in connection with our delivery of services to them. Our client contracts generally require our clients to indemnify us for any infringement of intellectual property rights or licenses to third party software when our clients provide such access to us. If the indemnities under our client contracts are inadequate to cover the damages and losses, we suffer due to infringement of third party intellectual property rights or licenses to third party software to which we were given access, our business and results of operations could be adversely affected. We are also generally required by our client contracts to indemnify our clients for any breaches of intellectual property rights by our services. Although we believe that we are not infringing on the intellectual property rights of others, claims may nonetheless be asserted against us in the future, whether or not they are successful The costs of defending any such claims could be significant, and any successful claim may require us to modify, discontinue or rename any of our services. Any such changes may have a material adverse effect on our business, results of operations and financial condition.

Our clients may terminate contracts before completion or choose not to renew contracts, which could adversely affect our business and reduce our revenue.

The terms of our client contracts typically range from three to five years. Many of our client contracts can be terminated by our clients with or without cause, with three to six months’ notice and, in most cases, without penalty. The termination of a substantial percentage of these contracts could adversely affect our business and reduce our revenue. Contracts that will expire on or before March 31, 2024 (including work orders/statement of works that will expire on or before March 31, 2024) represented approximately 13.5% of our revenue and 14.3% of our revenue less repair payments (non-GAAP) from our clients in fiscal 2023. Failure to meet contractual requirements could result in cancellation or non-renewal of a contract. Some of our contracts may be terminated by the client if certain of our key personnel working on the client project leave our employment and we are unable to find suitable replacements. In addition, a contract termination or significant reduction in work assigned to us by a major client could cause us to experience a higher than expected number of unassigned employees, which would increase our cost of revenue as a percentage of revenue until we are able to reduce or reallocate our headcount. We may not be able to replace any client that elects to terminate or not renew its contract with us, which would adversely affect our business and revenue. Further, we may face difficulties in providing end-to-end business solutions or delivering complex, large or unique projects for our clients that could cause clients to terminate or not renew their contracts with us, which in turn could harm our business and our reputation.

For example, in January 2023, we ceased to provide certain services to a healthcare company because of internal decisions of the healthcare company to lower its exposure to one vendor. This healthcare company was one of our top five customers by revenue contribution in fiscal 2023. The customer accounted for 6.5% and 7.3% of our revenue and 6.8% and 7.9% of our revenue less repair payments (non-GAAP) in fiscal 2023 and in fiscal 2022, respectively.

For more information, see “— A few major clients account for a significant portion of our revenue and any loss of business from these clients could reduce our revenue and significantly harm our business.”

Some of our client contracts contain provisions which, if triggered, could result in lower future revenue and have an adverse effect on our business.

In many of our client contracts, we agree to include certain provisions which provide for downward revision of our prices under certain circumstances. For example, certain contracts allow a client in certain limited circumstances to request a benchmark study comparing our pricing and performance with that of an agreed list of other service providers for comparable services. Based on the results of the study and depending on the reasons for any unfavorable variance, we may be required to make improvements in the service we provide or to reduce the pricing for services to be performed under the remaining term of the contract. Some of our contracts also provide that, during the term of the contract and for a certain period thereafter ranging from six to 12 months, we may not provide similar services to certain or any of their competitors using the same personnel. These restrictions may hamper our ability to compete for and provide services to other clients in the same industry, which may result in lower future revenue and profitability.

Some of our contracts specify that if a change in control of our company occurs during the term of the contract, the client has the right to terminate the contract. These provisions may result in our contracts being terminated if there is such a change in control, resulting in a potential loss of revenue.

Fraud on account of circumvention of controls within our or our clients’ computer systems and processes could adversely impact our business.

Our business is dependent on the secure and reliable operation of controls within our and our clients’ information systems and processes, whether operated or executed by our clients themselves or by us in connection with our provision of services to them. Although we take adequate measures to safeguard against system-related and other fraud, there can be no assurance that we would be able to prevent fraud or even detect them on a timely basis, particularly where it relates to our clients’ information systems which are not managed by us. For example, we have identified incidences where our employees have allegedly exploited weaknesses in information systems as well as processes in order to record fraudulent transactions. Additionally, the physically unsupervised nature of remote-working solutions adopted since the COVID-19 pandemic could potentially expose us to potential instances of fraud. We are generally required to indemnify our clients from third party claims arising out of such fraudulent transactions and our client contracts generally do not include any limitation on our liability to our clients’ losses arising from fraudulent activities by our employees. Our expansion into new markets may create additional challenges with respect to managing the risk of fraud due to the increased geographical dispersion and use of intermediaries. Accordingly, we may have significant liability arising from fraudulent transactions which may materially affect our business and financial results. Although we have professional indemnity insurance coverage for losses arising from fraudulent activities by our employees, that coverage may not continue to be available on reasonable terms or in sufficient amounts to cover one or more large claims against us, and our insurers may also disclaim coverage as to any future claims. We may also suffer reputational harm as a result of fraud committed by our employees, or by our perceived inability to properly manage fraud related risks, which could in turn lead to enhanced regulatory oversight and scrutiny.

Our business may not develop in ways that we currently anticipate due to negative public reaction to offshore outsourcing, proposed legislation or otherwise.

We have based our strategy of future growth on certain assumptions regarding our industry, services, and future demand in the market for such services. However, the trend to outsource business processes may not continue and could reverse. In addition, we cannot accurately predict the impact that any resurgence of COVID-19 and other macroeconomic and geo-political developments might have on our clients’ outsourcing demands and efforts, which might be lower in the future, as some of our clients might decide to refrain from offshore outsourcing due to the pressures, they may face from increased unemployment in the regions in which they operate.

The issue of domestic companies outsourcing services to organizations operating in other countries is a topic of political discussion in the United States, as well as in Europe, Asia Pacific and other regions in which we have clients. Some countries and special interest groups have expressed concerns about a perceived association between offshore outsourcing and the loss of jobs in the domestic economy. This has resulted in increased political and media attention, especially in the United States, where the subject of outsourcing and immigration reform has been a focus of the current presidential administration. It is possible that there could be a change in the existing laws that would restrict or require disclosure of offshore outsourcing or impose new standards that have the effect of restricting the use of certain visas in the foreign outsourcing context. The measures that have been enacted to date are generally directed at restricting the ability of government agencies to outsource work to offshore business service providers. These measures have not had a significant effect on our business because governmental agencies are not a focus of our operations. However, some legislative proposals would, for example, require contact centers to disclose their geographic locations, require notice to individuals whose personal information is disclosed to non-US affiliates or subcontractors, require disclosures of companies’ foreign outsourcing practices, or restrict US private sector companies that have federal government contracts, federal grants or guaranteed loan programs from outsourcing their services to offshore service providers. Potential changes in tax laws may also increase the overall costs of outsourcing or affect the balance of offshore and onshore business services. Such changes could have an adverse impact on the economics of outsourcing for private companies in the US, which could in turn have an adverse impact on our business with US clients.

Such concerns have also led the UK and other EU jurisdictions to enact regulations which allow employees who are dismissed as a result of transfer of services, which may include outsourcing to non-UK or EU companies, to seek compensation either from the company from which they were dismissed or from the company to which the work was transferred. This could discourage EU companies from outsourcing work offshore and/or could result in increased operating costs for us. In addition, there has been publicity about the negative experiences, such as theft and misappropriation of sensitive client data, of various companies that use offshore outsourcing, particularly in India.

Current or prospective clients may elect to perform such services themselves or may be discouraged from transferring these services from onshore to offshore providers to avoid negative perceptions that may be associated with using an offshore provider. Any slowdown or reversal of existing industry trends towards offshore outsourcing would seriously harm our ability to compete effectively with competitors that operate out of facilities located in the UK or the US.

Adverse changes to our relationships with the companies with whom we have an alliance or in the business of the companies with whom we have an alliance could adversely affect our results of operations.

We have alliances with companies whose capabilities complement our own. For example, some of our services and solutions are based on technology, software or platforms provided by these companies. The priorities and objectives of these companies with whom we have an alliance may differ from ours. As most of our alliance relationships are non-exclusive, these companies with whom we have an alliance are not prohibited from competing with us or forming closer or preferred arrangements with our competitors. One or more of these companies with whom we have an alliance may be acquired by a competitor, or may merge with each other, either of which could reduce our access over time to the technology, software or platforms provided by those companies. In addition, these companies with whom we have an alliance could experience reduced demand for their technology, software or platforms, including, for example, in response to changes in technology, which could lessen related demand for our services and solutions. If we do not obtain the expected benefits from our alliance relationships for any reason, we may be less competitive and our ability to offer attractive solutions to our clients may be negatively affected, which could have an adverse effect on our results of operations.

If we are unable to collect our receivables from, or bill our unbilled services to, our clients, our results of operations and cash flows could be adversely affected.

Our business depends on our ability to successfully obtain payment from our clients for work performed. We evaluate the financial condition of our clients and usually bill and collect on relatively short cycles. We maintain allowances, using the expected credit loss model, against receivables and unbilled services. Actual losses on client balances could differ from those that we currently anticipate and, as a result, we might need to adjust our allowances. We might not accurately assess the creditworthiness of our clients. Macroeconomic conditions, such as any domestic or global credit crisis, disruption of the global financial system, inflation and rising interest rates, have resulted and may continue to result in financial difficulties for our clients, including, but not limited to, limited access to the credit markets, insolvency or bankruptcy and, as a result, have caused and may continue to cause, clients to delay payments to us, request modifications to their payment arrangements that could increase our receivables balance, or default on their payment obligations to us. Timely collection of client balances also depends on our ability to complete our contractual commitments and bill and collect our contracted revenues. If we are unable to meet our contractual requirements, we might experience delays in collection of and/or be unable to collect our client balances, and if this occurs, our results of operations and cash flows could be adversely affected. In addition, if we experience an increase in the time to bill and collect for our services, our cash flows could be adversely affected.

We may face difficulties as we expand our operations to establish delivery centers in onshore locations and offshore in countries in which we have limited or no prior operating experience.

In fiscal 2022, we added a new facility in Hyderabad, India and in fiscal 2023, we added a new facility each in Indore and Jaipur, India and as part of our acquisition of Vuram, we acquired facilities in Trichy, India, and Ontario, Canada, and started our operations in Kuala Lumpur, Malaysia. We did not have any prior experience of operations in the any of these locations. We intend to continue to expand our global footprint in order to maintain an appropriate cost structure and meet our clients’ delivery needs. We plan to establish additional delivery centers in the Asia Pacific, North and Latin America and Europe, which may involve expanding into countries other than those in which we currently operate. Our expansion plans may also involve expanding into less developed countries, which may have less political, social or economic stability and less developed infrastructure and legal systems. As we expand our business into new countries, we may encounter regulatory, personnel, technological and other difficulties that increase our expenses or delay our ability to start up our operations or become profitable in such countries. This may affect our relationships with our clients and could have an adverse effect on our business, results of operations, financial condition and cash flows.

We may be unable to effectively manage our growth and maintain effective internal controls, which could have a material adverse effect on our operations, results of operations and financial condition.

We were founded in April 1996, and we have experienced growth and significantly expanded our operations. For example, over the last five fiscal years, our employees have increased to 59,755 as at March 31, 2023 from 36,540 as at March 31, 2018 and the number of delivery centers have increased from 54 to 64 centers between fiscal 2018 to fiscal 2023. We have delivery centers across 13 countries in Canada, China, Costa Rica, India, Malaysia, the Philippines, Poland, Romania, South Africa, Sri Lanka, Turkey, the UK, and the US. We intend to further expand our global delivery capability, and we are exploring plans to do so in Asia Pacific, North America and Europe.

We have also completed numerous acquisitions. In July 2022, we completed the acquisition of Vuram, a hyper automation services company that specializes in low-code enterprise automation and provides custom, scalable BPM solutions including industry-specific solutions for our prior banking/financial services and insurance verticals (now under our BFSI segment) and our prior healthcare vertical (now under our HCLS segment). In October 2022, we entered into a business transfer agreement with a large insurance company, under which we acquired certain assets, including a customer contract and operational process manuals, and assumed the employment agreements of the associated work force. In December 2022, we completed the acquisition of The Smart Cube, which provides digitally led market intelligence and analytics solutions in four key areas including procurement and supply chain, commercial sales and marketing, digital and analytics, and strategy and investment research. In the same month, we also completed the acquisition of OptiBuy, which helps clients leverage the capabilities of leading third-party procurement and supply chain platforms and provides consulting, optimization, outsourcing, and training services and implementation solutions to their clients. For more information about more recent acquisitions, see “— We may not succeed in identifying suitable acquisition targets or integrating any acquired business into our operations, which could have a material adverse effect on our business, results of operations, financial condition and cash flows.”

This growth places significant demands on our management and operational resources. In order to manage growth effectively, we must implement and improve operational systems, procedures and internal controls on a timely basis. If we fail to implement these systems, procedures and controls on a timely basis, we may not be able to service our clients’ needs, hire and retain new employees, pursue new business, complete future acquisitions or operate our business effectively. Failure to effectively transfer new client business to our delivery centers, properly budget transfer costs or accurately estimate operational costs associated with new contracts could result in delays in executing client contracts, trigger service level penalties or cause our profit margins not to meet our expectations or our historical profit margins. As a result of any of these potential problems associated with expansion, our business, results of operations, financial condition and cash flows could be materially and adversely affected.

We are subject to various risks relating to human capital management.

We face risks with respect to the management of human capital resources. If not managed properly, these risks could compromise our future success and harm our business. These risks are discussed in detail below.

Our executive and senior management team and other key team members in our business units are critical to our continued success and the loss of such personnel could harm our business.

Our future success substantially depends on the performance of the members of our executive and senior management team and other key team members in each of our business units. These personnel possess technical and business capabilities including domain expertise that are difficult to replace. There is intense competition for experienced senior management and personnel with technical and industry expertise in the BPM industry, and we may not be able to retain our key personnel due to various reasons, including the compensation philosophy followed by our company as described in “Part I — Item 6. Directors, Senior Management and Employees — Compensation” of our annual report on Form 20-F for our fiscal year ended March 31, 2023. Although we have entered into employment contracts with our executive officers, certain terms of those agreements may not be enforceable and in any event these agreements do not ensure the continued service of these executive officers. In the event of a loss of any key personnel, there is no assurance that we will be able to find suitable replacements for our key personnel within a reasonable time. The loss of key members of our senior management or other key team members, particularly to competitors, could have a material adverse effect on our business, results of operations, financial condition and cash flows.

We may fail to attract and retain enough sufficiently trained employees to support our operations, as competition for highly skilled personnel is significant and we experience significant employee attrition. These factors could have a material adverse effect on our business, results of operations, financial condition and cash flows.

The BPM industry relies on large numbers of skilled employees, and our success depends to a significant extent on our ability to attract, hire, train and retain qualified employees. The BPM industry, including our company, experiences high employee attrition. As companies, including our company, transition from a “work from home” model to a return to the office, we may face higher levels of attrition if employees are unwilling to return to pre-COVID working schedules. In addition, client mandates that restrict our delivery of services remotely could also adversely affect our ability to attract talents in the future. During fiscal 2023, 2022 and 2021, the attrition rate for our employees who have completed six months of employment with us was 39%, 36% and 22%, respectively. Our attrition rate may continue to increase or fluctuate in the future. There is significant competition in the jurisdictions where our operation centers are located, including India, the Philippines, Romania, South Africa and Sri Lanka, for professionals with the skills necessary to perform the services we offer to our clients. Increased competition for these professionals, in the BPM industry or otherwise, could have an adverse effect on us. A significant increase in the attrition rate among employees with specialized skills could decrease our operating efficiency and productivity and could lead to a decline in demand for our services.

In addition, our ability to maintain and renew existing engagements and obtain new business will depend largely on our ability to attract, train and retain personnel with skills that enable us to keep pace with growing demands for outsourcing, evolving industry standards and changing client preferences. Our failure either to attract, train and retain personnel with the qualifications necessary to fulfill the needs of our existing and future clients or to assimilate new employees successfully could have a material adverse effect on our business, results of operations, financial condition and cash flows.

Our success in attracting talent depends on our ability to foster a culture of diversity, equity and inclusion at our workplace. We are focused on promoting a range of matters to help foster our workplace culture, including diversity, equal opportunities, non-discrimination, inclusion and employee health and safety. We have adopted policies to promote compliance with laws and regulations as well as to foster a respectful workplace for all employees. Any failure in adhering to these policies could harm our reputation and result in negative publicity, thereby negatively affecting our ability to attract and retain talent.

Employee strikes and other labor-related disruptions may adversely affect our operations.

Our business depends on a large number of employees executing client operations. Strikes or labor disputes with our employees at our delivery centers may adversely affect our ability to conduct business. Our employees are not unionized, although they may in the future form unions. We cannot assure you that there will not be any strike, lock out or material labor dispute in the future. Work interruptions or stoppages could have a material adverse effect on our business, results of operations, financial condition and cash flows.

Our loan agreements impose operating and financial restrictions on us and our subsidiaries.

We have incurred indebtedness in connection with our acquisitions and general corporate purposes. As at September 30, 2023, we had total indebtedness of $164.2 million in secured bank loans. See “Part II Management’s Discussion and Analysis of Financial Condition and Results Of Operations — Liquidity and Capital Resources.” Generally, our loan agreements contain a number of covenants and other provisions that, among other things, may impose operating and financial restrictions on us and our subsidiaries. These restrictions could put a strain on our financial position. For example:

•	they may increase our vulnerability to general adverse economic and industry conditions;

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they may require us to dedicate a substantial portion of our cash flow from operations to payments on our loans, thereby reducing the availability of our cash flow to fund capital expenditure, working capital and other general corporate purposes;

•	they may require us to seek lenders’ consent prior to paying dividends on our ordinary shares;

•	they may limit our ability to incur additional borrowings or raise additional financing through equity or debt instruments; and

•	they may impose certain financial covenants on us that we may not be able to meet, which may cause the lenders to accelerate the repayment of the remaining loan outstanding.

Further, the restrictions that may be contained in our loan agreements may limit our ability to plan for or react to market conditions, meet capital needs or make acquisitions or otherwise restrict our activities or business plans. Our ability to comply with the covenants of our loan agreements may be affected by events beyond our control, and any material deviations from our forecasts could require us to seek waivers or amendments of covenants or alternative sources of financing or to reduce expenditures. We cannot assure you that such waivers, amendments or alternative financing could be obtained, or if obtained, would be on terms acceptable to us.

To fund our capital expenditures, service indebtedness and fund other potential liquidity requirements, we will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control and we may need to access the credit market to meet our liquidity requirements.

Our ability to fund planned capital expenditures and to make payments on outstanding loans will depend on our ability to generate cash in the future. This, to a large extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. Furthermore, given the continued uncertainty over global economic conditions, including on account of the Russia-Ukraine military conflict, there can be no assurance that our business activity will be maintained at our expected level to generate the anticipated cash flows from operations, or that our credit facilities will be available or sufficient. If the current global economic uncertainties continue, we may experience a decrease in demand for our services, resulting in our cash flows from operations being lower than anticipated. This may in turn result in our need to obtain financing, which may not be available to us on favorable terms or at all.

If we cannot fund our capital expenditures, service indebtedness or fund our other potential liquidity requirements, we may have to take actions such as seeking additional financing or reducing or delaying capital expenditures, strategic acquisitions and investments. We cannot assure you that any such actions, if necessary, could be undertaken on commercially reasonable terms or at all.

Wage increases may prevent us from sustaining our competitive advantage and may reduce our profit margin.

Salaries and related benefits of our operations staff and other employees in countries where we have delivery centers, in particular India, are among our most significant costs. Wage costs in India have historically been significantly lower than wage costs in the US and Europe for comparably skilled professionals, which has been one of our competitive advantages. However, rapid economic growth in India, increased demand for BPM outsourcing to India, increased competition for skilled employees in India, and regulatory developments resulting in wage increases in India, may reduce this competitive advantage. For example, the Code on Wages 2019, Industrial Relations Code 2020, Social Security Code 2020 and Occupational Safety, Health & Working Condition Code 2020 received assent from the President of India on September 28, 2020. However, the rules for these Acts have not yet been published and the effective date from which these changes are applicable is yet to be notified. Accordingly, while we are unable to determine with certainty the financial impact due to these changes, it is possible that our wage costs in India may increase as a result of these changes when they become effective. In addition, if the US dollar or the pound sterling declines in value against the Indian rupee, wages in the US or the UK will further decrease relative to wages in India, which may further reduce our competitive advantage. We may need to increase our levels of employee compensation more rapidly than in the past to remain competitive in attracting the quantity and quality of employees that our business requires. Wage increases may reduce our profit margins and have a material adverse effect on our financial condition and cash flows.

Our operating results may differ from period to period, which may make it difficult for us to prepare accurate internal financial forecasts and respond in a timely manner to offset such period to period fluctuations.

Our operating results may differ significantly from period to period due to factors such as client losses, variations in the volume of business from clients resulting from changes in our clients’ operations, the business decisions of our clients regarding the use of our services, delays or difficulties in expanding our operational facilities and infrastructure, changes to our pricing structure or that of our competitors, inaccurate estimates of resources and time required to complete ongoing projects, currency fluctuations and seasonal changes in the operations of our clients. For example, our clients in the travel and leisure industry experience seasonal changes in their operations in connection with the US summer holiday season, as well as episodic factors such as adverse weather conditions. In the past, transaction volumes have been impacted by market conditions affecting the travel industry, including natural disasters, outbreak of infectious diseases (such as the COVID-19 pandemic, which led to a significant fall in air travel volumes, especially during fiscal 2021 and fiscal 2022), or other serious public health concerns, military conflict and terrorist attacks. In addition, our contracts do not generally commit our clients to provide us with a specific volume of business.

In addition, the long sales cycle for our services, which typically ranges from three to 12 months, and the internal budget and approval processes of our prospective clients make it difficult to predict the timing of new client engagements. Commencement of work and ramping up of volume of work with certain new and existing clients have in the past been slower than we had expected and may in the future be slower than we expect. Revenue is recognized upon actual provision of services and when the criteria for recognition are achieved. Accordingly, the financial benefit of gaining a new client may not be realized immediately due to delays in the implementation of our services. These factors may make it difficult for us to prepare accurate internal financial forecasts or replace anticipated revenue that we do not receive as a result of those delays. Due to the above factors, it is possible that in some future quarters our operating results may be significantly below the expectations of the public market, analysts and investors.

If our pricing structures do not accurately anticipate the cost and complexity of performing our work, our profitability may be negatively affected.

The terms of our client contracts typically range from three to five years. In many of our contracts, we commit to long-term pricing with our clients, and we negotiate pricing terms with our clients utilizing a range of pricing structures and conditions. Depending on the particular contract, these include input-based pricing (such as full-time equivalent-based pricing arrangements), fixed-price arrangements, output-based pricing (such as transaction-based pricing), outcome-based pricing, and contracts with features of all these pricing models. Our pricing is highly dependent on our internal forecasts and predictions about our projects and the marketplace, which are largely based on limited data and could turn out to be inaccurate. If we do not accurately estimate the costs and timing for completing projects, our contracts could prove unprofitable for us or yield lower profit margins than anticipated. Some of our client contracts do not allow us to terminate the contracts except in the case of non-payment by our client. If any contract turns out to be economically non-viable for us, we may still be liable to continue to provide services under the contract.

We intend to continue focusing on increasing our service offerings that are based on non-linear pricing models (such as fixed-price and outcome-based pricing models) that allow us to price our services based on the value we deliver to our clients rather than the headcount deployed to deliver the services to them. Non-linear revenues may be subject to short-term pressure on margins as initiatives in developing the products and services take time to deliver. The risk of entering into non-linear pricing arrangements is that if we fail to properly estimate the appropriate pricing for a project, we may incur lower profits or losses as a result of being unable to execute projects with the amount of labor we expected or at a margin sufficient to recover our initial investments in our solutions. While non-linear pricing models are expected to result in higher revenue productivity per employee and improved margins, they also mean that we continue to bear the risk of cost overruns, wage inflation, fluctuations in currency exchange rates and failure to achieve clients’ business objectives in connection with these projects.

Our profit margin, and therefore our profitability, are largely a function of our asset utilization and the rates we are able to recover for our services. During fiscal 2023, 2022, and 2021, we incurred significant expenditures to increase our number of seats by establishing additional delivery centers or expanding production capacities in our existing delivery centers. If we are not able to maintain the pricing for our services or an appropriate seat utilization rate, without corresponding cost reductions, our profitability will suffer. The rates we are able to recover for our services are affected by a number of factors, including our clients’ perceptions of our ability to add value through our services, competition, introduction of new services or products by us or our competitors, our ability to accurately estimate, attain and sustain revenue from client contracts, margins and cash flows over increasingly longer contract periods and general economic and political conditions. Our profitability is also a function of our ability to control our costs and improve our efficiency. As we increase the number of our employees and execute our strategies for growth, we may not be able to manage the significantly larger and more geographically diverse workforce that may result, which could adversely affect our ability to control our costs or improve our efficiency. Further, because there is no certainty that our business will ramp-up at the rate that we anticipate, we may incur expenses for the increased capacity for a significant period of time without a corresponding growth in our revenue. Commencement of work and ramping up of volume of work with certain new and existing clients have in the past been slower than we had expected and may in the future be slower than we expect. If our revenue does not grow at our expected rate, we may not be able to maintain or improve our profitability. The COVID-19 pandemic led to, and any future resurgence may lead to, increased costs in relation to the implementation of measures to safeguard our employees’ health and safety and client operations, such as enhanced sanitization measures at our office premises, laptop rental costs for employees working remotely, telecommunications costs for mobile broadband devices, additional software licenses and logistics costs for the movement of equipment and we may need to pay higher costs for compensation, rental, accommodation and other fixed costs as a result of disruptions caused by any future resurgence of the virus.

We have in the past and may in the future enter into subcontracting arrangements for the delivery of services. For example, in China, in addition to delivering services from our own delivery center, we used to deliver services through a subcontractor’s delivery center. We could face greater risk when pricing our outsourcing contracts, as our outsourcing projects typically entail the coordination of operations and workforces with our subcontractor, and utilizing workforces with different skill sets and competencies. Furthermore, when outsourcing work we assume responsibility for our subcontractors’ performance. Our pricing, cost and profit margin estimates on outsourced work may include anticipated long-term cost savings from transformational and other initiatives that we expect to achieve and sustain over the life of the outsourcing contract. There is a risk that we will underprice our contracts, fail to accurately estimate the costs of performing the work or fail to accurately assess the risks associated with potential contracts. In particular, any increased or unexpected costs, delays or failures to achieve anticipated cost savings, or unexpected risks we encounter in connection with the performance of this work, including those caused by factors outside our control, could make these contracts less or even not profitable, which could have an adverse effect on our profit margin.

We may not succeed in identifying suitable acquisition targets or integrating any acquired business into our operations, which could have a material adverse effect on our business, results of operations, financial condition and cash flows.

Our growth strategy involves gaining new clients and expanding our service offerings, both organically and through strategic acquisitions. It is possible that in the future, we may not succeed in identifying suitable acquisition targets available for sale or investments on reasonable terms, have access to the capital required to finance potential acquisitions or investments, or be able to consummate any acquisition or investments. Future acquisitions or joint ventures may also result in the incurrence of indebtedness or the issuance of additional equity securities, which may present difficulties in financing the acquisition or joint venture on attractive terms. The inability to identify suitable acquisition targets or investments or the inability to complete such transactions may affect our competitiveness and our growth prospects.

Historically, we have expanded some of our service offerings and gained new clients through strategic acquisitions. For example, in December 2022, we completed the acquisition of The Smart Cube, which provides digitally led market intelligence and analytics solutions in four key areas including procurement and supply chain, commercial sales and marketing, digital and analytics, and strategy and investment research. In the same month, we also completed the acquisition of OptiBuy, which helps clients leverage the capabilities of leading third-party procurement and supply chain platforms and also provides consulting, optimization, outsourcing, and training services and implementation solutions to their clients. In October 2022, we entered into a business transfer agreement with a large insurance company, under which we acquired certain assets, including a customer contract and operational process manuals, and the associated work force have joined our company. In July 2022, we completed the acquisition of Vuram, a hyper automation services company that specializes in low-code enterprise automation and provides custom, scalable BPM solutions including industry-specific solutions for our prior banking/financial services and insurance verticals (now under our BFSI segment) and our prior healthcare vertical (now under our HCLS segment). The lack of profitability of any of our acquisitions or joint ventures could have a material adverse effect on our operating results.

In addition, our management may not be able to successfully integrate any acquired business into our operations or benefit from any joint ventures that we enter into, and any acquisition we do complete or any joint venture we do enter into may not result in long-term benefits to us. For instance, if we acquire a company, we could experience difficulties in assimilating that company’s personnel, operations, technology and software, or the key personnel of the acquired company may decide not to work for us. There is no assurance that these acquisitions will be profitable for us. Further, we face the risk that the legal regime or regulatory requirements imposed on any business that we acquire may change following our acquisition and such changes may adversely affect our ability to achieve the expected accretive benefits from the acquisition, which could in turn require us to recognize an impairment of goodwill associated with the acquired business. For more information, see “—The international nature of our business exposes us to several risks, such as unexpected changes in the regulatory requirements and governmental policy changes of multiple jurisdictions.”

We also face risks arising from acquisitions of businesses reliant upon a small number of key clients. The value of such acquisitions may decline in the event that their key clients decide not to renew their contracts, or decrease their volume of business or the prices paid for services. For example, HealthHelp, which we acquired in March 2017, is primarily reliant on one client. A decline in the volume of business from this client or in the pricing of our services to this client would likely adversely affect our ability to achieve the expected accretive benefits from our acquisition of HealthHelp.

Further, we may receive claims or demands by the sellers of the entities acquired by us on the indemnities that we have provided to them for losses or damages arising from any breach of contract by us. Conversely, while we may be able to claim against the sellers on their indemnities to us for breach of contract or breach of the representations and warranties given by the sellers in respect of the entities acquired by us, there can be no assurance that our claims will succeed, or if they do, that we will be able to successfully enforce our claims against the sellers at a reasonable cost. Acquisitions and joint ventures also typically involve a number of other risks, including diversion of management’s attention, legal liabilities and the need to amortize acquired intangible assets, any of which could have a material adverse effect on our business, results of operations, financial condition and cash flows.

Goodwill, intangible or other assets that we carry on our balance sheet could give rise to significant impairment charges in the future.

As at September 30, 2023, we had goodwill and intangible assets of $517.3 million, which primarily resulted from our acquisitions of Vuram, The Smart Cube, OptiBuy, business transfers from a large insurance company, as well as our acquisitions of HealthHelp, Denali and Value Edge. Under IFRS, we are required to review our goodwill, intangibles or other assets for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. In addition, goodwill, intangible or other assets with indefinite lives are required to be tested for impairment at least annually. During the fourth quarter of fiscal 2020, Brexit had a negative impact on the insurance industry and applied downward pressure on the expected future performance of the WNS Auto Claims reportable segment, due to contract renegotiations and loss of certain clients. These factors, together with the highly uncertain operating environment in the UK, have negatively impacted and caused us to significantly reduce our financial projections and estimates of the WNS Auto Claims BPM reportable segment from our previous estimate. Accordingly, we performed an impairment review of the goodwill associated with the companies we had acquired for our auto claims business and recorded an impairment charge of $4.1 million to our results of operations in fiscal 2020 for the remaining goodwill balance of our auto claims business. See also “—The international nature of our business exposes us to several risks, such as unexpected changes in the regulatory requirements and governmental policy changes of multiple jurisdictions.” We may be required to record further impairment charges to our goodwill and intangible assets associated with other acquisitions in the future. For example, if the research and analytics industry experiences a significant decline in business and we determine that we will not be able to achieve the cash flows that we had expected from our recent acquisitions, we may have to record an impairment of all or a portion of the goodwill or intangible assets relating to those acquisitions. Any further impairment to our goodwill or intangible assets may have a significant adverse impact on our results of operations.

We are incorporated in Jersey, Channel Islands under the Companies (Jersey) Law 1991 (the “1991 Law”). If the tax benefits enjoyed by our company are withdrawn or changed, we may be liable for higher tax, thereby reducing our profitability.

As a company incorporated in Jersey, Channel Islands, we are currently subject to no Jersey income tax. Although we continue to enjoy the benefits of the Jersey business tax regime, if Jersey tax laws change or the tax benefits we enjoy are otherwise withdrawn or changed, we may become liable for higher tax, thereby reducing our profitability.

If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent or detect fraud. As a result, current and potential investors could lose confidence in our financial reporting, which could harm our business and have an adverse effect on our ADS price.

Effective internal control over financial reporting is necessary for us to provide reliable financial reports. The effective internal controls together with adequate disclosure controls and procedures are designed to prevent or detect fraud. Deficiencies in our internal controls may adversely affect our management’s ability to record, process, summarize, and report financial data on a timely basis. As a public company, we are required by Section 404 of the Sarbanes-Oxley Act of 2002 to include a report of management’s assessment on our internal control over financial reporting and an independent auditor’s attestation report on our internal control over financial reporting in our annual reports on Form 20-F.

If material weaknesses are identified in our internal controls over financial reporting, we could be required to implement remedial measures. If we fail to maintain effective disclosure controls and procedures or internal control over financial reporting, we could lose investor confidence in the accuracy and completeness of our financial reports, which could have a material adverse effect on our ADS price.

Risks Related to Key Delivery Locations

A substantial portion of our assets and operations are located in India and we are subject to regulatory, economic, social and political uncertainties in India.

Our primary operating subsidiary, WNS Global, is incorporated in India, and a substantial portion of our assets and employees are located in India. The Government of India, however, has exercised and continues to exercise significant influence over many aspects of the Indian economy. The Government of India has provided significant tax incentives and relaxed certain regulatory restrictions in order to encourage foreign investment in specified sectors of the economy, including the BPM industry. Those programs that have benefited us include tax holidays, liberalized import and export duties and preferential rules on foreign investment and repatriation. We cannot assure you that such liberalization policies will continue. The Government of India may also enact new tax legislation or amend the existing legislation that could impact the way we are taxed in the future. For more information, see “—Tax legislation and the results of actions by taxing authorities may have an adverse effect on our operations and our overall tax rate.” Other legislation passed by the Government of India may also impact our business. For example, the Code on Wages 2019, Industrial Relations Code 2020, Social Security Code 2020 and Occupational Safety, Health & Working Condition Code 2020 received assent from the President of India on September 28, 2020. However, the rules for these Acts have not yet been published and the effective date from which these changes are applicable is yet to be notified. Accordingly, while we are unable to determine with certainty the financial impact due to these changes, it is possible that our wage costs in India may increase as a result of these changes when they become effective. In addition, there are concerns over the slowing growth of India’s economy resulting from recent macroeconomic and geo-political developments and the negative impact that COVID-19 has had, and may continue to have, on India’s economy. Our financial performance and the market price of our ADSs may be adversely affected by changes in inflation, exchange rates and controls, interest rates, Government of India policies (including taxation regulations and policies), social stability or other political, economic or diplomatic developments affecting India in the future.

India has witnessed communal clashes in the past. Although such clashes in India have, in the recent past, been sporadic and have been contained within reasonably short periods of time, any such civil disturbance in the future could result in disruptions in transportation or communication networks, as well as have adverse implications for general economic conditions in India. Such events could have a material adverse effect on our business, the value of our ADSs and your investment in our ADSs.

The UK’s withdrawal from the EU may have a negative effect on global economic conditions, financial markets and our operations in the UK and EU, which could reduce the value of our ADS.

We have operations in the UK, Romania, Spain and Poland. Brexit has created significant political and economic uncertainty regarding the trading relationship between the UK and the EU and could cause disruptions to, and create uncertainty surrounding, our operations in the UK and the EU. The long-term effects of Brexit will depend on the agreements or arrangements with the EU for the UK to retain access to EU markets either during a transitional period or more permanently. These developments may have an adverse effect on our operations in the UK and the EU, the value of our ADSs and your investment in our ADSs.

Our business in South Africa is evaluated for compliance with the South African government’s Broad-Based Black Economic Empowerment (“BBBEE”) legislation. Failure to maintain a minimum BBBEE rating would result in a loss of certain government grants, and may also result in us losing certain business opportunities or clients imposing contractual penalties on us.

Our business in South Africa is evaluated for compliance with the South African government’s BBBEE legislation against a BBBEE scorecard, which has different levels based on various criteria. South African government grants are available to businesses that meet specified conditions, including achieving a specified minimum BBBEE rating. A level one BBBEE rating has the most rigorous criteria. Additionally, many South African companies require their service providers to maintain a minimum BBBEE rating, and many of our South African client contracts contain clauses that allow our clients to terminate their contracts with us or impose specified penalties on us if we do not maintain a minimum BBBEE rating.

We conduct our domestic business in South Africa (serving clients based in South Africa) through our South Africa subsidiary, WNS South Africa (Pty) Ltd, and our international business in South Africa (serving clients based outside South Africa) through our South Africa subsidiary, WNS Global Services SA (Pty) Limited. During fiscal 2020, pursuant to the requirements of the South African government’s BBBEE Codes of Good Practice, the WNS B-BBEE Staff Share Trust subscribed to one participating preference share issued by WNS Global Services SA (Pty) Ltd, which entitles it to 45.56% of voting rights in WNS South Africa (Pty) Ltd. In fiscal 2022, the voting rights were increased to 48.84% to help ensure WNS South Africa (Pty) Ltd maintains the same level of rating. We achieved a level one rating in respect of WNS South Africa (Pty) Ltd in May 2023, which is valid until May 2024 and achieved a level seven rating in respect of WNS Global Services SA (Pty) Limited in June 2023 which is valid until June 2024. Our program developed for the purpose of meeting the criteria to achieve the requisite BBBEE rating in respect of WNS Global Services SA (Pty) Limited includes, among other measures, divesting some of our interests in such subsidiary to address the criterion relating to the percentage of ownership of an entity by “black people” (as defined under the applicable legislation).

With the achievement of a level seven rating in respect of WNS Global Services SA (Pty) Limited and a level one rating in respect of WNS South Africa (Pty) Ltd, we currently continue to meet the minimum BBBEE rating required under our contracts with South African clients and be eligible for government grants associated with our international business.

However, there is no assurance that we will maintain our existing BBBEE rating with respect to WNS Global Services SA (Pty) Limited or WNS South Africa (Pty) Ltd in our next or future annual BBBEE verification audits or thereafter. If we fail to maintain or achieve the required minimum BBBEE ratings, we will cease to be eligible for government grants, will be disqualified from bidding for certain business, and certain of our clients may terminate their contracts with us or impose penalties on us. These outcomes would have an adverse effect on our business, results of operations, financial condition and cash flows.

Our facilities are at risk of damage by natural disasters.

Our operational facilities and communication hubs may be damaged in natural disasters such as earthquakes, floods, heavy rains, tsunamis and cyclones. For example, Durban, South Africa was affected by severe flooding in April 2022. Although our clients experienced minimal disruptions during the flood due to the business continuity planning and infrastructure resiliency measures we have implemented with a view to minimizing the impact of natural disasters on our business, such measures may be rendered less effective in other circumstances. In addition, we have operational facilities and communication hubs located in regions which are considered to be particularly vulnerable to natural disasters, such as the Philippines and Houston in the United States, which have experienced severe natural disasters such as typhoons, hurricanes and floods. Such natural disasters may lead to disruption to information systems and telephone service for sustained periods, and such natural disasters may become more frequent or intense as a result of climate change. Damage or destruction that interrupts our provision of BPM services could damage our relationships with our clients and may cause us to incur substantial additional expenses to repair or replace damaged equipment or facilities. We may also be liable to our clients for disruption in service resulting from such damage or destruction. While we currently have property damage insurance and business interruption insurance, our insurance coverage may not be sufficient. Furthermore, we may be unable to secure such insurance coverage at premiums acceptable to us in the future or secure such insurance coverage at all. Prolonged disruption of our services as a result of natural disasters would also entitle our clients to terminate their contracts with us.

If the tax benefits and other incentives that we currently enjoy are reduced or withdrawn or not available for any other reason, our financial condition would be negatively affected.

We have benefitted from, and continue to benefit from, certain tax holidays and exemptions in various jurisdictions in which we have operations.

In the six months ended September 30, 2023 and fiscal 2023 and 2022, tax holidays and exemptions in the Philippines and Sri Lanka favorably affected our effective tax rate. In addition, in fiscal 2023 and 2022, tax holidays and exemptions in India favorably affected our effective tax rate. We would have incurred approximately $4.6 million, $20.7 million and $20.9 million in additional income tax expense on our combined operations in our Special Economic Zone operations in India, the Philippines, Sri Lanka, if tax holidays and exemptions in these jurisdictions had not been available for the respective periods.

We expect our tax rates in the Philippines and Sri Lanka to continue to impact our effective tax rate.

One of our Indian subsidiary with operating units registered under the Special Economic Zone (‘’SEZ’’) is eligible to claim income tax exemption with respect to profits earned from export revenue. Upon the expiration of this tax exemption, income derived by this subsidiary shall become subject to the prevailing annual tax rate of 34.95%. The Government of India enacted the India Tax Law effective April 1, 2019, which enables Indian companies to elect to be taxed at a lower income tax rate of 25.17% as compared to the current rate of 34.95%. Once a company elects into the lower income tax rate, a company may not benefit from any tax holidays associated with SEZ and certain other tax incentives and may not reverse its election. Our intent is to move to the new tax regime as and when it becomes more beneficial to one of our Indian subsidiary. In the quarter ended September 2023, this Indian subsidiary elected to apply the lower income tax rate of 25.17%, and as such, may not benefit from tax holidays associated with SEZ and certain other tax incentives. We will continue to evaluate the application of the same for the remaining quarters of fiscal 2024. Our other Indian subsidiaries have also elected the lower income tax rate of 25.17%. See “Part I — Item 4. Information on the Company — B. Business Overview — Regulations” of our annual report on Form 20-F for our fiscal year ended March 31, 2023.

When any of our tax holidays or exemptions expire or terminate, or if the applicable government withdraws, changes the conditions or reduces the benefits of a tax holiday or exemption that we enjoy, our tax expense may materially increase and this increase may have a material impact on our results of operations. For example, any changes in the regulations relating to work from home arrangements may impact the tax exemption benefits available to us. The applicable tax authorities may also disallow deductions claimed by us and assess additional taxable income on us in connection with their review of our tax returns.

Tax legislation and the results of actions by taxing authorities may have an adverse effect on our operations and our overall tax rate.

The government of India, the US or other jurisdictions where we have a presence could enact new tax legislation which would have a material adverse effect on our business, results of operations and financial condition. In addition, our ability to repatriate surplus earnings from our delivery centers in a tax-efficient manner is dependent upon interpretations of local laws, possible changes in such laws and the renegotiation of existing double tax avoidance treaties. Changes to any of these may adversely affect our overall tax rate, or the cost of our services to our clients, which would have a material adverse effect on our business, results of operations and financial condition.

The UK government has revised the corporate tax rate from 19% to 25% from fiscal 2024. The US Government has proposed to increase the US corporate tax rate. Once effective, this tax rate change will have an impact on the various current and deferred tax items recorded by the Company’s subsidiaries.

Member countries of the OECD/G20 Inclusive Framework on Base Erosion and Profit Shifting have agreed on a two Pillar approach to address the tax challenges arising from the digitalization of the global economy. This is expected to alter the global tax landscape. Once effective, these changes may have an impact on the various current and deferred tax items recorded by the Company’s subsidiaries.

We are subject to transfer pricing and other tax related regulations and any determination that we have failed to comply with them could materially adversely affect our profitability.

Transfer pricing regulations to which we are subject require that any international transaction among our company and its subsidiaries, or the WNS group enterprises, be on arm’s-length terms. We believe that the international transactions among the WNS group enterprises are on arm’s-length terms. If, however, the applicable tax authorities determine that the transactions among the WNS group enterprises do not meet arm’s-length criteria, we may incur increased tax liability, including accrued interest and penalties. This would cause our tax expense to increase, possibly materially, thereby reducing our profitability and cash flows. We have signed an advance pricing agreement with the Government of India providing for the agreement on transfer pricing matters over certain transactions covered thereunder for a period of five years starting from April 2018. We have filed an application with the Government of India for the renewal of the advance pricing agreement on similar terms for another five years starting from April 2023.

We may be required to pay additional taxes in connection with audits by the tax authorities.

From time to time, we receive orders of assessment from Indian tax authorities assessing additional taxable income on us and/or our subsidiaries in connection with their review of our tax returns. We currently have orders of assessment in fiscal 2003 through fiscal 2020 pending before various appellate authorities. These orders assess additional taxable income that could in the aggregate give rise to an estimated ₹343.8 million ($4.1 million based on the exchange rate on September 30, 2023) in additional taxes, including interest of ₹49.1 million ($0.6 million based on the exchange rate on September 30, 2023).

These orders of assessment allege, among others, that the transfer prices we applied to certain of the international transactions between our Indian subsidiaries and our other wholly-owned subsidiaries were not on arm’s-length terms, disallow a tax holiday benefit claimed by us, deny the set-off of brought forward business losses and unabsorbed depreciation, disallow certain expenses and payments claimed as tax deductible by our Indian subsidiaries, as the case may be. As at September 30, 2023 we have provided a tax reserve of ₹816.9 million ($9.8 million based on the exchange rate on September 30, 2023) primarily on account of the Indian tax authorities’ denying the set off of brought forward business losses and unabsorbed depreciation. We have appealed against these orders of assessment before higher appellate authorities. For more details on these assessments, see “Part II — Management’s Discussion and Analysis of Financial Condition and Results Of Operations — Tax Assessment Orders.”

In addition, we currently have orders of assessment pertaining to similar issues that have been decided in our favor by appellate authorities, vacating tax demands of ₹6,907.0 million ($83.2 million based on the exchange rate on September 30, 2023) in additional taxes, including interest of ₹2,457.1 million ($29.6 million based on the exchange rate on September 30, 2023). The income tax authorities have filed or may file appeals against these orders at higher appellate authorities.

In case of disputes, the Indian tax authorities may require us to deposit with them all or a portion of the disputed amounts pending resolution of the matters on appeal. Any amount paid by us as deposits will be refunded to us with interest if we succeed in our appeals. We have deposited ₹904.1 million ($10.9 million based on the exchange rate on September 30, 2023) of the disputed amount with the tax authorities and may be required to deposit the remaining portion of the disputed amount with the tax authorities pending final resolution of the respective matters.

As at September 30, 2023, corporate tax returns in fiscal 2021 and thereafter remain subject to examination by tax authorities in India.

After consultation with our Indian tax advisors and based on the facts of these cases, certain legal opinions from counsel, the nature of the tax authorities’ disallowances and the orders from appellate authorities deciding similar issues in our favor in respect of assessment orders for earlier fiscal years, we believe these orders are unlikely to be sustained at the higher appellate authorities and we intend to dispute the orders of assessment.

In addition, the Company currently has orders of assessment outstanding for various years pertaining to pre-acquisition period of Smart Cube India Private Limited acquired in fiscal 2023, which assess additional taxable income that could in the aggregate give rise to an estimated ₹63.2 million ($0.8 million based on the exchange rate on September 30, 2023) in additional taxes, including interest of ₹31.1 million ($0.4 million based on the exchange rate on September 30, 2023). These orders of assessment disallow tax holiday benefit claimed by these entities. These entities have appealed against these orders of assessment before higher appellate authorities.

We have received orders of assessment from the VAT, service tax and GST authorities, demanding payment of ₹240.8 million ($2.9 million based on the exchange rate on September 30, 2023) towards VAT, service tax and GST for the period April 1, 2014 to March 31, 2020. The tax authorities have rejected input tax credit on certain types of input services. Based on consultations with our tax advisors, we believe these orders of assessments will more likely than not be vacated in our favour by the higher appellate authorities and we intend to dispute the order of assessments.

In 2016, we also received an assessment order from the Sri Lankan Tax Authority, demanding payment of LKR 25.2 million ($0.1 million based on the exchange rate on September 30, 2023) in connection with the review of our tax return for fiscal year 2012. The assessment order challenges the tax exemption that we have claimed for export business. We have filed an appeal against the assessment order with the Sri Lankan Court of Appeal in this regard. Based on consultations with our tax advisors, we believe this order of assessment will more likely than not be vacated in our favour by the higher appellate authorities and we intend to dispute the order of assessment.

No assurance can be given, however, that we will prevail in our tax disputes. If we do not prevail, payment of additional taxes, interest and penalties may adversely affect our results of operations, financial condition and cash flows. There can also be no assurance that we will not receive similar or additional orders of assessment in the future.

Terrorist attacks, civil unrest and other acts of violence in any of the countries in which we operate or their neighboring countries could adversely affect our operations, resulting in a loss of client confidence and materially adversely affecting our business, results of operations, financial condition and cash flows.

Terrorist attacks and other acts of violence or war in any of the countries in which we operate or their neighboring countries may adversely affect worldwide financial markets and could potentially lead to economic recession, which could adversely affect our business, results of operations, financial condition and cash flows. For example, South Asia has, from time to time, experienced instances of terrorism, civil unrest and hostilities in and among neighboring countries, including Sri Lanka, India and Pakistan. In February 2022, a military conflict arose between Russia and Ukraine, and we have operations in Poland and Romania, which border Ukraine. While the conflict has not presently spread beyond Ukraine, any escalation of the military conflict in the future may directly impact our operations in Poland and Romania. In April 2019, several churches and hotels in Sri Lanka, including premises within one kilometer of one of our delivery centers, were targeted in a series of coordinated terrorist bombings. In previous years, military confrontations between India and Pakistan have occurred in the region of Kashmir and along the India/Pakistan border. There have also been incidents in and near India, such as the bombings of the Taj Mahal Hotel and Oberoi Hotel in Mumbai in 2008, a terrorist attack on the Parliament of India, troop mobilizations along the India/Pakistan border and an aggravated geopolitical situation in the region. Such military activity or terrorist attacks in the future could disrupt our operations or influence the Indian economy by disrupting communications and making travel more difficult. Resulting political tensions could create a greater perception that investments in Indian companies involve a high degree of risk. Such political tensions could similarly create a perception that there is a risk of disruption of services provided by India-based companies, which could have a material adverse effect on the market for our services. Furthermore, if India were to become engaged in armed hostilities, particularly hostilities that were protracted or involved the threat or use of nuclear weapons, we might not be able to continue our operations.

Increasing scrutiny of, and attention to, environmental, social and governance matters may adversely affect our business operations, clients, profitability and may further expose us to reputational risks and legal liability.

Increasingly, in addition to financial results, companies are being judged by performance on a variety of environmental, social and governance (ESG) matters, which can contribute to the long-term sustainability of a company’s performance. Expectations regarding voluntary ESG initiatives and disclosures may result in increased costs (including but not limited to increased costs related to compliance, stakeholder engagement, contracting and insurance), changes in demand for certain products, enhanced compliance or disclosure obligations, or other adverse impacts to our business, financial condition, or results of operations.

While we may at times engage in voluntary initiatives (such as voluntary disclosures, certifications, or goals, among others) to improve the ESG profile of our company or to respond to stakeholder expectations, such initiatives may be costly and may not have the desired effect. Expectations around company’s management of ESG matters continues to evolve rapidly, in many instances due to factors that are out of our control. For example, although WNS has developed a long-term Scope 1 and 2 net zero and interim reduction goal (pending validation by the Science Based Targets Initiative) we may ultimately be unable to complete this or other initiatives or targets, either on the timelines initially announced or at all, due to technological, cost, or other constraints, which may be within or outside of our control. Moreover, actions or statements that we may take based on expectations, assumptions, or third-party information that we currently believe to be reasonable may subsequently be determined to be erroneous or be subject to misinterpretation. Our inability to successfully perform or perceived failures on ESG matters and to meet societal expectations may negatively affect our reputation or relation with the stakeholders (e.g., investors, clients, and employees).

Certain market participants, including major institutional investors and capital providers, use third-party benchmarks, ratings and scores to assess companies’ ESG profiles in making investment or voting decisions. There currently are many third-party providers of ESG benchmarks, ratings and scores, and the number of such providers has increased in recent years. WNS has limited control and limited visibility over what data such providers choose to use, and no control and often no visibility over their various methodologies. As a result, such ratings may be materially inaccurate, incomplete or misleading. Unfavorable ESG ratings could lead to increased negative investor sentiment towards us or our industry, which could negatively impact our ADS price as well as our access to and cost of capital. To the extent ESG matters negatively impact our reputation, it may also impede our ability to compete as effectively to attract and retain employees or clients, which may adversely impact our operations. Considering investors’ increasing focus on ESG matters, the fast pace of change of external expectations, and a range of upcoming regulations, there can be no certainty that we will manage such issues successfully, that the ESG standards we currently use to measure our performance against will remain the same, or that we will successfully meet society or investors’ expectations. This and other stakeholder expectations will likely lead to increased costs as well as scrutiny that could heighten all of the risks identified in this risk factor. Additionally, many of our clients and suppliers may be subject to similar expectations, which may augment or create additional risks, including risks that may not be known to us.

We are subject to a series of risks related to climate change.

We operate in many regions, countries and communities around the world where our businesses, and the activities of our clients, could be impacted by climate change and broader ESG-related issues. These issues pose both short and long-term risks to us and our clients. Climate change could expose us to financial risk either through its physical (e.g., climate or weather related events or chronic changes) or transition (e.g., changes in market conditions, capital availability, climate policy or in the regulations applicable to our industry or operating segments in with respect to climate change risks, etc.) effects. Physical risks may result in more frequent or intense natural disasters or chronic changes to temperature and precipitation patterns, which may result in damage to our building infrastructure and other physical assets, disrupt the continued functioning of infrastructure on which we rely (such as the transportation network and utilities in the countries where we operate), and negatively affect the morale of our employees. For more information, see “— Our facilities are at risk of damage by natural disasters.” Additionally, changes in the availability of natural resources like water in countries where we operate could directly impact our operations and our employees’ livelihood, which could impact our ability to do business and promote business continuity. While we may take various actions to mitigate our business risks associated with climate change, this may require us to incur substantial costs and may not be successful, due to, among other things, the uncertainty associated with the longer-term projections associated with managing climate risks. Increasing physical impacts of climate change, or the increasing frequency of deleterious climatic events, may also result in changes to public or investor sentiment or policymaker priorities, which may accelerate transition risks.

Such regulatory, market and other changes to respond to climate change may require us to incur increased costs or otherwise adversely impact our business, financial condition, or results of operations. In response to increasing awareness in climate change and other related socio-environmental issues, clients increasingly request for our emission performance during the RFP or bidding stage. This could translate into filtering criteria or other parameters in the clients’ process of selecting their service providers. If our performance is not managed in these areas, it may adversely impact our ability to compete and win contracts.

As countries worldwide undertake to lower greenhouse gas emissions, we may be increasingly subject to regulatory requirements, disclosure-related and otherwise. For example, several jurisdictions have adopted, or are considering adopting, greenhouse gas emissions limits or fees (sometimes referred to as “carbon taxes”). Separately, the Commission has proposed a rule that, if finalized, may require us to incur significant costs to assess and disclose on a range of climate-related data and risks. Risks resulting from potential violations or non-compliance with such laws and regulations can impact our profitability through penalties and/or by limiting our ability to operate in certain countries, adversely affect our reputation and brand, and result in increased legal risks, whether through enforcement actions or litigation, whether or not such claims have any merit. All of these risks may also impact our suppliers or clients, which may indirectly impact our business, financial condition, or results of operations.

Restrictions on entry visas may affect our ability to compete for and provide services to clients in the US and the UK, which could have a material adverse effect on future revenue.

The vast majority of our employees are Indian nationals. The ability of some of our executives to work with and meet our European and North American clients and our clients from other countries depends on the ability of our senior managers and employees to obtain the necessary visas and entry permits. In response to previous terrorist attacks and global unrest, US and European immigration authorities have sharply increased the level of scrutiny in granting visas. Immigration laws in those countries may also require us to meet certain other legal requirements as a condition to obtaining or maintaining entry visas. These restrictions have significantly lengthened the time requirements to obtain visas for our personnel, which has in the past resulted, and may continue to result, in delays in the ability of our personnel to meet with our clients. In addition, immigration laws are subject to legislative change and varying standards of application and enforcement due to political forces, economic conditions, spread of infectious diseases or other events, including terrorist attacks. We cannot predict the political or economic events that could affect immigration laws or any restrictive impact those events could have on obtaining or monitoring entry visas for our personnel. If we are unable to obtain the necessary visas for personnel who need to visit our clients’ sites or, if such visas are delayed, we may not be able to provide services to our clients or to continue to provide services on a timely basis, which could have a material adverse effect on our business, results of operations, financial condition and cash flows.

If more stringent labor laws become applicable to us, our profitability may be adversely affected.

India has stringent labor legislation that protects the interests of workers, including legislation that sets forth detailed procedures for dispute resolution and employee removal and legislation that imposes financial obligations on employers upon retrenchment. Though we are exempt from a number of these labor laws at present, there can be no assurance that such laws will not become applicable to the BPM industry in India in the future. In addition, our employees may in the future form unions. If these labor laws become applicable to our workers or if our employees unionize, it may become difficult for us to maintain flexible human resource policies, discharge employees or downsize, and our profitability may be adversely affected.

Most of our delivery centers operate on leasehold property and our inability to renew our leases on commercially acceptable terms or at all may adversely affect our results of operations.

Most of our delivery centers operate on leasehold property. Our leases are subject to renewal and we may be unable to renew such leases on commercially acceptable terms or at all. Our inability to renew our leases, or a renewal of our leases with a rental rate higher than the prevailing rate under the applicable lease prior to expiration, may have an adverse impact on our operations, including disrupting our operations or increasing our cost of operations. In addition, in the event of non-renewal of our leases, we may be unable to locate suitable replacement properties for our delivery centers or we may experience delays in relocation that could lead to a disruption in our operations. Any disruption in our operations could have an adverse effect on our results of operations.

Risks Related to our ADSs

Substantial future sales of our shares or ADSs in the public market could cause our ADS price to fall.

Sales by us or our shareholders of a substantial number of our ADSs in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. These sales, or the perception that these sales could occur, also might make it more difficult for us to sell securities in the future at a time or at a price that we deem appropriate or to pay for acquisitions using our equity securities. As at September 30, 2023, we had 47,518,520 ordinary shares outstanding, including 47,286,063 shares represented by 47,286,063 ADSs. In addition, as at September 30, 2023, a total of 4,229,577 ordinary shares or ADSs are issuable upon the exercise or vesting of options and restricted share units (“RSUs”) outstanding under our 2006 Incentive Award Plan (as amended and restated, the “2006 Incentive Award Plan”) and our 2016 Incentive Award Plan (as amended and restated, the “2016 Incentive Award Plan”). All ADSs are freely transferable, except that ADSs owned by our affiliates may only be sold in the US if they are registered or qualify for an exemption from registration, including pursuant to Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”). The remaining ordinary shares outstanding may also only be sold in the US if they are registered or qualify for an exemption from registration, including pursuant to Rule 144 under the Securities Act.

The market price for our ADSs may be volatile.

The market price for our ADSs is likely to be highly volatile and subject to wide fluctuations in response to factors including the following:

•	announcements of technological developments;

•	regulatory developments in our target markets affecting us, our clients or our competitors;

•	actual or anticipated fluctuations in our operating results;

•	changes in financial estimates by securities research analysts;

•	changes in the economic performance or market valuations of other companies engaged in BPM;

•	addition or loss of executive officers or key employees;

•	sales or expected sales of additional shares or ADSs;

•	loss of one or more significant clients; and

•	a change in control, or possible change of control, of our company.

In addition, securities markets generally and from time to time experience significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also have a material adverse effect on the market price of our ADSs.

We may not be able to pay any dividends on our shares and ADSs.

We have never declared or paid any dividends on our ordinary shares. We cannot give any assurance that we will declare dividends of any amount, at any rate or at all. Because we are a holding company, we rely principally on dividends, if any, paid by our subsidiaries to us to fund our dividend payments, if any, to our shareholders. Any limitation on the ability of our subsidiaries to pay dividends to us could have a material adverse effect on our ability to pay dividends to you.

Any future determination to pay cash dividends will be at the discretion of our Board of Directors and will be dependent upon our results of operations and cash flows, our financial position and capital requirements, general business conditions, legal, tax, regulatory and any contractual restrictions on the payment of dividends and any other factors our Board of Directors deems relevant at the time.

Subject to the provisions of the Companies (Jersey) Law 1991 (the “1991 Law”) and our Articles of Association, we may by ordinary resolution declare annual dividends to be paid to our shareholders according to their respective rights and interests in our distributable reserves. Any dividends we may declare must not exceed the amount recommended by our Board of Directors. Our Board of Directors may also declare and pay an interim dividend or dividends, including a dividend payable at a fixed rate, if paying an interim dividend or dividends appears to the Board to be justified by our distributable reserves. We can only declare dividends if our directors who are to authorize the distribution make a prior statement that, having made full enquiry into our affairs and prospects, they have formed the opinion that:

•	immediately following the date on which the distribution is proposed to be made, we will be able to discharge our liabilities as they fall due; and

•

having regard to our prospects and to the intentions of our directors with respect to the management of our business and to the amount and character of the financial resources that will in their view be available to us, we will be able to continue to carry on business and we will be able to discharge our liabilities as they fall due until the expiry of the period of 12 months immediately following the date on which the distribution is proposed to be made or until we are dissolved under Article 150 of the 1991 Law, whichever first occurs.

Subject to the deposit agreement governing the issuance of our ADSs, holders of ADSs will be entitled to receive dividends paid on the ordinary shares represented by such ADSs. See “ — Risks Related to Our Business — Our loan agreements impose operating and financial restrictions on us and our subsidiaries.”

Holders of ADSs may be restricted in their ability to exercise voting rights.

At our request, the depositary of our ADSs will mail to you any notice of shareholders’ meeting received from us together with information explaining how to instruct the depositary to exercise the voting rights of the ordinary shares represented by ADSs. If the depositary timely receives voting instructions from you, it will endeavor to vote the ordinary shares represented by your ADSs in accordance with such voting instructions. However, the ability of the depositary to carry out voting instructions may be limited by practical and legal limitations and the terms of the ordinary shares on deposit. We cannot assure you that you will receive voting materials in time to enable you to return voting instructions to the depositary in a timely manner. Ordinary shares for which no voting instructions have been received will not be voted.

As a foreign private issuer, we are not subject to the proxy rules of the Commission, which regulate the form and content of solicitations by US-based issuers of proxies from their shareholders. The form of notice and proxy statement that we have been using does not include all of the information that would be provided under the Commission’s proxy rules.

Holders of ADSs may be subject to limitations on transfers of their ADSs.

The ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems necessary or advisable in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when the transfer books of the depositary are closed, or at any time or from time to time if we or the depositary deem it necessary or advisable to do so because of any requirement of law or of any government or governmental body or commission or any securities exchange on which the American Depositary Receipts or our ordinary shares are listed, or under any provision of the deposit agreement or provisions of or governing the deposited shares, or any meeting of our shareholders, or for any other reason.

Holders of ADSs may not be able to participate in rights offerings or elect to receive share dividends and may experience dilution of their holdings, and the sale, deposit, cancellation and transfer of our ADSs issued after exercise of rights may be restricted.

If we offer our shareholders any rights to subscribe for additional shares or any other rights, the depositary may make these rights available to them after consultation with us. We cannot make rights available to holders of our ADSs in the US unless we register the rights and the securities to which the rights relate under the Securities Act, or an exemption from the registration requirements is available. In addition, under the deposit agreement, the depositary will not distribute rights to holders of our ADSs unless we have requested that such rights be made available to them and the depositary has determined that such distribution of rights is lawful and reasonably practicable. We can give no assurance that we can establish an exemption from the registration requirements under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, holders of our ADSs may be unable to participate in our rights offerings and may experience dilution of your holdings as a result. The depositary may allow rights that are not distributed or sold to lapse. In that case, holders of our ADSs will receive no value for them. In addition, US securities laws may restrict the sale, deposit, cancellation and transfer of ADSs issued after exercise of rights.

We may be classified as a passive foreign investment company, which could result in adverse US federal income tax consequences to US holders of our ADSs or ordinary shares.

Based on our financial statements and relevant market and shareholder data, we believe that we should not be treated as a passive foreign investment company for US federal income tax purposes (“PFIC”) with respect to our most recently closed taxable year. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you that we will not be a PFIC for any taxable year. A non-US corporation will be a PFIC for any taxable year if either (i) at least 75% of its gross income for such year is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. A separate determination must be made after the close of each taxable year as to whether we were a PFIC for that year. Because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our ADSs and ordinary shares, fluctuations in the market price of the ADSs and ordinary shares may cause us to become a PFIC. In addition, changes in the composition of our income or assets may cause us to become a PFIC. If we are a PFIC for any taxable year during which a US holder (as defined in “Part I — Item 10. Additional Information — E. Taxation — US Federal Income Taxation” of our annual report on Form 20-F for our fiscal year ended March 31, 2023) holds an ADS or ordinary share, certain adverse US federal income tax consequences could apply to such US holder.

If a United States person is treated as owning at least 10% of our ordinary shares (or ADSs), such holder may be subject to adverse US federal income tax consequences.

If a United States person is treated as owning (directly, indirectly or constructively) at least 10% of the value or voting power of our ordinary shares (or ADSs), such person may be treated as a “United States shareholder” with respect to each “controlled foreign corporation” in our group (if any). Because our group includes one or more US subsidiaries, certain of our non-US subsidiaries could be treated as controlled foreign corporations regardless of whether we are or are not treated as a controlled foreign corporation (although there is currently a pending legislative proposal to limit the application of these rules). A United States shareholder of a controlled foreign corporation may be required to annually report and include in its US taxable income its pro rata share of “Subpart F income,” “global intangible low-taxed income” and investments in US property by controlled foreign corporations, whether or not we make any distributions. An individual that is a United States shareholder with respect to a controlled foreign corporation generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a US corporation. A failure to comply with these reporting obligations may subject such holder to significant monetary penalties and may prevent the statute of limitations with respect to such holder’s US federal income tax return for the year for which reporting was due from starting. We cannot provide any assurances that we will assist investors in determining whether any of our non-US subsidiaries are treated as a controlled foreign corporation or whether such investor is treated as a United States shareholder with respect to any of such controlled foreign corporations or furnish to any United States shareholders information that may be necessary to comply with the aforementioned reporting and tax paying obligations. The IRS has provided limited guidance on situations in which investors may rely on publicly available information to comply with their reporting and taxpaying obligations with respect to certain controlled foreign corporations. A United States investor should consult its own advisors regarding the potential application of these rules to its investment in our ordinary shares (or ADSs).

Our share repurchase programs could affect the price of our ADSs.

During the six months ended September 30, 2023, our shareholders authorized a new share repurchase program for the repurchase of up to 3,300,000 of the Company’s ADSs, at a price range of $10 to $180 per ADS. Pursuant to the terms of the repurchase program, our ADSs may be purchased in the open market from time to time for 42 months from October 1, 2023 to March 31, 2027. We are not obligated under the repurchase program to repurchase a specific number of ADSs, and the repurchase program may be suspended at any time at our discretion. We intend to hold the shares underlying any such repurchased ADSs as treasury shares. We may fund the repurchases with internal or external sources.

To date, we have not initiated any repurchase of ADs from the open market under this repurchase program.

Any repurchases pursuant to our repurchase programs could affect the price of our ADSs and increase its volatility. The existence of a repurchase program could also cause the price of our ADSs to be higher than it would be in the absence of such a program and could potentially reduce the market liquidity of our ADSs. There can be no assurance that any repurchases will enhance shareholder value because the market price of our ADSs may decline below the levels at which we repurchase any ADSs. In addition, although our repurchase programs are intended to enhance long-term shareholder value, short-term price fluctuations in our ADSs could reduce the program’s effectiveness. Significant changes in the price of our ADSs and our ability to fund our repurchase programs with cash on hand could impact our ability to repurchase ADSs. The timing and amount of future repurchases is dependent on our cash flows from operations, available cash on hand and the market price of our ADSs. Furthermore, our programs do not obligate us to repurchase any dollar amount or number of ADSs and may be suspended at any time at our discretion, and any suspension or discontinuation could cause the market price of our ADSs to decline.

We have certain anti-takeover provisions in our Articles of Association that may discourage a change in control.

Our Articles of Association contain anti-takeover provisions that could make it more difficult for a third party to acquire us without the consent of our Board of Directors. These provisions include:

•	a classified Board of Directors with staggered three-year terms; and

•

the ability of our Board of Directors to determine the rights, preferences and privileges of our preferred shares and to issue the preferred shares without shareholder approval, which could be exercised by our Board of Directors to increase the number of outstanding shares and prevent or delay a takeover attempt.

These provisions could make it more difficult for a third party to acquire us, even if the third party’s offer may be considered beneficial by many shareholders. As a result, shareholders may be limited in their ability to obtain a premium for their shares.

It may be difficult for you to effect service of process and enforce legal judgments against us or our affiliates.

We are incorporated in Jersey, Channel Islands, and our primary operating subsidiary, WNS Global, is incorporated in India. A majority of our directors and senior executives are not residents of the US and the majority of our assets and the assets of those persons are located outside the US. As a result, it may not be possible for you to effect service of process within the US upon those persons or us. In addition, you may be unable to enforce judgments obtained in courts of the US against those persons outside the jurisdiction of their residence, including judgments predicated solely upon the securities laws of the US. Furthermore, shareholders of Jersey companies may not have standing to initiate a shareholders derivative action in courts of the US.

Part IV — OTHER INFORMATION

Share Repurchases

In fiscal 2021, our shareholders authorized a share repurchase program for the repurchase of up to 3,300,000 ADSs, at a price range of $10 to $110 per ADS. Pursuant to the terms of the repurchase program, our ADSs may be purchased in the open market from time to time for 36 months from April 1, 2021, the date the shareholders resolution approving the repurchase program was passed. We are not obligated under the repurchase program to repurchase a specific number of ADSs, and the repurchase program may be suspended at any time at our discretion. We intend to hold the shares underlying any such repurchased ADSs as treasury shares.

In fiscal 2022, we purchased 1,100,000 ADSs in the open market for a total consideration of $85.0 million (including transaction costs) under the above-mentioned share repurchase program. We funded the repurchases under the repurchase program with cash on hand. In fiscal 2022, we cancelled 2,200,000 ADSs that were held as treasury shares for an aggregate cost of $163.7 million (including share cancellation charges $0.1 million). The effect of the cancellation of these treasury shares was recognized in share capital amounting to $0.3 million and in share premium amounting to $163.4 million, in compliance with Jersey law. There was no effect on the total shareholders’ equity as a result of this cancellation.

In fiscal 2023, we purchased 1,100,000 ADSs in the open market for a total consideration of $81.6 million (including transaction costs) under the above-mentioned share repurchase program. We funded the repurchases under the repurchase program with cash on hand. In fiscal 2023, based on authorization from the Board of Directors, we cancelled 1,100,000 ADSs that were held as treasury shares for an aggregate cost of $81.7 million (including share cancellation charges $0.1 million). The effect of the cancellation of these treasury shares was recognized in share capital amounting to $0.1 million and in share premium amounting to $81.6 million, in compliance with Jersey law. There was no effect on the total shareholders’ equity as a result of this cancellation.

During the six months ended September 30, 2023, we purchased 1,100,000 ADSs in the open market for a total consideration of $85.6 million (including transaction costs) under the above-mentioned share repurchase program and concluded the program. We funded the repurchases under the repurchase program with cash on hand. During the six months ended September 30, 2023, we received authorization from the Board of Directors to cancel, and cancelled, 1,100,000 ADSs that were held as treasury shares for an aggregate cost of $85,677 (including share cancellation charges 0.1 million). The effect of the cancellation of these treasury shares was recognized in share capital amounting to $0.1 million and in share premium amounting to $85.5 million, in compliance with Jersey law. There was no effect on the total shareholders’ equity as a result of this cancellation.

During the six months ended September 30, 2023, our shareholders authorized a new share repurchase program for the repurchase of up to 3,300,000 of the Company’s ADSs, each representing one ordinary share, at a price range of $10 to $180 per ADS. Pursuant to the terms of the repurchase program, our ADSs may be purchased in the open market from time to time for 42 months from October 1, 2023 to March 31, 2027. We are not obligated under the repurchase program to repurchase a specific number of ADSs, and the repurchase program may be suspended at any time at the Company’s discretion. We intend to hold the shares underlying any such repurchased ADSs as treasury shares. We may fund the repurchases with internal or external sources.

The table below sets forth the details of ADSs repurchased for the six months ended September 30, 2023, and the month of October 2023 and November 2023 (till November 2, 2023) under the above mentioned share repurchase program:

Period	No. of ADSs Purchased	Average price paid per ADS (in $)	Total number of ADSs purchased as part of publicly announced plans or programs	Approximate US dollar value (in thousands) of ADSs that may yet be repurchased under the program (assuming purchase price of $110 per ADS)
April 1 to April 30, 2023	—	—	—	121,000
May 1 to May 31, 2023	723,381	77.83	723,381	41,428
June 1 to June 30, 2023	376,619	77.83	376,619	—
July 1 to July 31, 2023	—	—	—	—
August 1 to August 31, 2023	—	—	—	—
September 1 to September 30, 2023	—	—	—	—
October 1 to October 31, 2023	—	—	—	—
November 1 to November 2, 2023	—	—	—	—
Total	1,100,000	77.83	1,100,000	—

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 2, 2023

WNS (HOLDINGS) LIMITED

By:	/s/ Sanjay Puria
Name:	Sanjay Puria
Title:	Group Chief Financial Officer